UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
SUMMARY OF FINANCIAL STATEMENTS

                             Individual and Consolidated Financial Statements – June 30, 2018

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
MANAGEMENT REPORT
In thousands of Brazilian Real - R$, unless otherwise stated

Dear Stockholders:

We present the Management Report to Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the half ended June 30, 2018, prepared in accordance with accounting practices set by Brazilian Corporate Law, the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided by the Accounting National Financial System Institutions (Cosif) and the Brazilian Exchange Commission (CVM), that does not conflict with the rules issued by Bacen.

The consolidated financial statements in accordance with the International Accounting Standards Board (IASB) for the half ended June 30, 2018, were disclosed simultaneously on the website www.santander.com.br/ri.

1) Macroeconomic Environment

Banco Santander points out that the last few months have shown high volatility in the Brazilian financial markets, implying strong movements in the exchange rate, stock indexes, yield curve, among other assets. According to the Bank’s scenario, these changes have reflected both domestic and external factors.

Looking at the global economy, Santander believes that the worsening in trade relations between US and China has been one of the main reasons for the increase in risk aversion around the world. Furthermore, Santander evaluates that the positive data from the US economy lead the market to fuel expectations of further hikes in its interest rates, which heavily affects emerging countries. The combination of these factors, in Santander’s analysis, explains the strengthening of USD in relation to most currencies, including the BRL.

Regarding domestic aspects, Santander Bank thinks that the uncertainties about the electoral process remain as the main driver behind the volatility in markets. For example, BRL depreciated by more than 15% in the second quarter, leading the Bacen to intervene aiming at mitigating the currency devaluation (mainly in June, by offering more than USD35 billion in foreign exchange swaps). Santander continues to expect the exchange rate to reach BRL/USD3.50 by this year-end, due to the dissipation of uncertainties linked to elections, but showing high volatility until then.

With regard to the economic activity, Santander highlights that the market expectations have been revised downwards, especially after the truck drivers’ strike occurred in late May. However, in Santander’s view, this does not mean that there will be another recession in the Brazilian economy; the baseline scenario still points to economic growth, but at a slower pace than expected at the beginning of the year. Hence, Santander reinforces that the huge spare capacity in the domestic economy should not be eliminated in the coming quarters, which sustains the outlook of inflation within the target this year and next and, consequently, the maintenance of the Selic rate at low levels for longer. In fact, Santander forecasts that the basic interest rate will be raised only in the second half of next year. The Banco Santander’s expectations for 2018 and 2019 (end of period) are 6.50% p.a. and 7.50% p.a., respectively.

The expectations of low inflation and interest rates released by Santander Bank are based on the continuity of the reform agenda in the Brazilian economy, particularly in the fiscal front.  Santander reiterates the view that the willingness and capacity of the next government to pursue the stabilization of public debt as well as to maintain a sustainable economic policy will be crucial for the country to achieve a path of economic and social development in the long term.

2) Performance

2.1) Corporate Net Income

CONSOLIDATED INCOME STATEMENTS (R$ Millions)	1S18	1S17	annual changes %	2Q18	1Q18	quarter changes %
Financial Income	39,604,9	39,726,6	-0.3	20,414,7	19,190,3	6.4
Financial Expenses	(30,239,9)	(27,196,0)	11.2	(18,307,4)	(11,932,5)	53.4
Gross Profit From Financial Operations (1)	9,365,0	12,530,7	-25.3	2,107,2	7,257,8	-71.0
Other Operating (Expenses) Income (2)	(4,462,9)	(6,424,5)	-30.5	(2,046,8)	(2,416,1)	-15.3
Operating Income	4,902,1	6,106,1	-19.7	60,4	4,841,7	-98.8
Non-Operating Income	27,3	(278,1)	-109.8	14,7	12,6	17.3
Income Before Taxes on Income and Profit Sharing	4,929,4	5,828,1	-15.4	75,1	4,854,2	-98.5
Income Tax and Social Contribution (1)	1,936,1	(1,268,9)	-252.6	3,421,0	(1,484,9)	-330.4
Profit Sharing	(900,1)	(664,9)	35.4	(433,8)	(466,3)	-7.0
Non-Controlling Interest	(173,4)	(190,3)	-8.9	(90,1)	(83,3)	8.2
Consolidated Net Income	5,791,9	3,703,9	56.4	2,972,2	2,819,7	5.4
Excludes goodwill amortizations expenses (3)	139,2	911,5	-84.7	69,8	69,4	0.6
Net Income Excluding Goodwill Amortization	5,931,1	4,615,4	28.5	3,042,0	2,889,1	5.3

For a better understanding of the results in BRGAAP, below is the Gross Profit from Financial Operations, disregarding the hedge effect (according to item 1):

                                   Consolidated Financial Statements – June 30, 2018       1

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
MANAGEMENT REPORT
In thousands of Brazilian Real - R$, unless otherwise stated

ADJUSTED GROSS PROFIT FROM FINANCIAL OPERATIONS (R$ Million)	1S18	1S17	annual changes %	2Q18	1Q18	quarter changes %
Operating Income	9,365,0	12,530,7	-25.3	2,107,2	7,257,8	-71.0
Income Tax and Social Contribution (hedge)	5,420,1	630,1	760.2	5,269,6	150,5	3.401.4
Adjusted Gross Profit From Financial Operations	14,785,1	13,160,8	12.3	7,376,8	7,408,3	-0.4

INCOME TAX AND SOCIAL CONTRIBUITION (R$ Million)	1S18	1S17	annual changes %	2Q18	1Q18	quarter changes %
Income Tax and Social Contribution	1,936,1	(1,268,9)	-252.6	3,421,0	(1,484,9)	-330.4
Income Tax and Social Contribution (hedge)	(5,420,1)	(630,1)	760.2	(5,269,6)	(150,5)	3.401.4
Adjusted Income Tax and Social Contribution	(3,484,0)	(1,899,0)	83.7	(1,848,6)	(1,635,4)	13.0

1) Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branchs and the Subsidiary Santander Brasil EFC

Banco Santander operates branchs in the Cayman Islands and Luxembourg and a subsidiary called Santander Brasil Establecimiento Financiero de Credito, EFC, or "Santander Brasil EFC" (subsidiary in Spain) which are used, mainly, to raise funds in the capital and financial foreign markets, providing credit lines that are extended to clients for trade-related financings and working capital. To protect the exposures to foreign exchange rate variations, the Bank uses derivatives. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (Real) in foreign investments are nontaxable to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives are to protect the after-tax net income.

The different tax treatment of such foreign exchange rate differences results in a volatility on the operational earnings or losses and on the gross revenue tax expense  (PIS/Cofins) and income taxes (IR/CSLL), as demonstrated below:

FOREIGN EXCHANGE HEDGE OF THE GRAND CAYMAN BRANCH AND THE SUBSIDIARY SANTANDER BRASIL EFC (R$ Million)	1S18	1S17	annual changes %	2Q18	1Q18	quarter changes %
Exchange Variation	6.566,1	770,2	752,5	6.382,2	183,9	3.370,5
Derivative Financial Instruments	(12.462,9)	(1.468,6)	748,6	(12.112,2)	(350,7)	3.353,7
Income Tax and Social Contribution	5.420,1	630,1	760,2	5.269,6	150,5	3.401,4
PIS/Cofins - Tax Expenses	476,4	68,3	597,4	460,1	16,3	2.722,7

2) Other Operating (Expenses) Income

Fees - Revenues from Services and Banking Fees grew by 12.1%, mainly due to the increase in the customer base and greater connection. Highlight for: (a) credit / debit card commission and Acquiring Services, with growth of 17.8%, mainly due to the increase in both card and acquirer services; (b) Current Account Services, an increase of 16.2%, influenced by the increase in the customer base and the greater transactionality; and (c) Insurance Commissions, with an increase of 10.2%, following the credit dynamics.

Fees (R$ Millions)	1S18	1S17	annual changes %	2Q18	1Q18	quarter changes %
Cards (Debit and Credit) and Acquiring Services	2,722,6	2,312,0	17,8	1,382,4	1,340,2	3.1
Checking Account Services	1,624,0	1,398,0	16,2	826,4	797,6	3.6
Insurance Fees	1,337,8	1,213,8	10,2	675,7	662,1	2.1

General Expenses - Total expenses, which include expenses with personnel, other administrative expenses and expenses with profit sharing, excluding the effects of goodwill amortization, increased by 5.4%, and personnel expenses and profit sharing, increased by 4.3% and other administrative expenses increased by 6.4%, all compared to the first half of 2017. Changes in administrative expenses are mainly due to the increase in variable expenses related to the commercial intensity of Banco Santander. Personnel expenses, including profit sharing, increased mainly due to growth in the distribution of profit sharing, following meritocracy and business performance.

General Expenses (R$ Millions)	1S18	1S17	annual changes %	2Q18	1Q18	quarter changes %
Personnel Expenses	(4,594,9)	(4,405,6)	4.3	(2,286,0)	(2,308,9)	-1.0
Other Administrative Expenses	(5,077,2)	(4,773,1)	6.4	(2,580,7)	(2,496,5)	3.4
General Expenses, excluding the effects of goodwill amortization	(9,672,1)	(9,178,7)	5.4	(4,866,7)	(4,805,4)	1.3

                                   Consolidated Financial Statements – June 30, 2018       2

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
MANAGEMENT REPORT
In thousands of Brazilian Real - R$, unless otherwise stated

3) Goodwill Amortization Expenses

The variation was, mainly, due to the amortization of Banco Real's acquisition goodwill, completed in October 2017, which was the principal goodwill amortized.

2.2) Assets and Liabilities

CONSOLIDATED BALANCE SHEETS (R$ Millions)	jun/18	dec/17	jun/18 vs, dec/17 changes %	jun/17	annual changes %
Current and Long-Term Assets	728,300,3	672,560,6	8.3	640,994,6	13.6
Permanent Assets	10,770,8	11,171,6	-3.6	12,055,9	-10.7
TOTAL ASSETS	739,071,1	683,732,2	8.1	653,050,4	13.2
Current and Long-Term Liabilities	673,247,6	621,824,2	8.3	589,129,0	14.3
Deferred Income	423,0	511,4	-17.3	519,4	-18.6
Non-Controlling Interest	2,075,8	1,896,7	9.4	2,544,5	-18.4
Stockholders' Equity	63,324,8	59,500,0	6.4	60,857,5	4.1
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	739,071,1	683,732,2	8.1	653,050,4	13.2

Total assets are, mainly, represented:

(R$ Millions)	jun/18	dec/17	jun/18 vs, dec/17 changes %	jun/17	annual changes %
Loan Portfolio	290,478,6	272,562,2	6.6	256,764,6	13.1
Securities and Derivative Financial Instruments (1)	187,416,6	171,729,7	9.1	168,390,6	11.3
Interbank Investments	53,294,6	46,760,7	14.0	51,599,1	3.3
Interbank Accounts	90,695,2	82,503,8	9.9	68,134,6	33.1

(1) Given the provisions of Circular Bacen 3,068/2001, Banco Santander has the financial capacity and intention to hold to maturity, securities classified as held-to-maturity, in the amount of R$11,226.7 million on June 30, 2018 (12/31/2017 - R$9,579.0 million and 06/30/2017 - R$9,490.2 million).

2.3) Loan Portfolio

MANAGEMENT DISCLOSURE OF LOAN PORTFOLIO BY SEGMENT (R$ Million)	jun/18	dec/17	jun/18 vs, dec/17 changes %	jun/17	annual changes %
Individuals (1)	119,836,7	108,115,3	10.8	97,413,6	23.0
Consumer Finance	45,368,6	41,884,4	8.3	36,988,3	22.7
Small and Medium-sized Entities	35,319,5	34,287,7	3.0	32,552,2	8.5
Large-sized Entity	89,953,8	88,274,8	1.9	89,810,6	0.2
Total Loan portfolio (gross)	290,478,6	272,562,2	6.6	256,764,7	13.1
Other Operations with Credit Risk	77,766,1	75,345,2	3.2	68,249,2	13.9
Total Extended Portfolio (gross)	368,244,7	347,907,4	5.8	325,013,9	13.3
Allowance for Loan Losses	(18,096,1)	(17,462,0)	3.6	(17,229,0)	5.0
Total Loan portfolio (net)	350,148,6	330,445,4	6.0	307,784,9	13.8

(1) Including the loans to individual in the consumer finance segment, the individual portfolio reached R$159,881 on June 30, 2018 (12/31/2017 - R$144,942).

At June 30, 2018, the main highlights were the following segments: (a) "Individuals", which presented growth in both comparison periods, 10.8% compared to December 2017 and 23.0% in comparison to June 2017, influenced mainly by the payroll growth, due to the strong commercial dynamics in the network and the experience of the digital channel; (b) "Consumer Finance", also with growth in both periods, being 8.3% compared to December 2017 and 22.7% compared to June 2017. The performance of this portfolio can be attributed in parts by platform + Business and + Times, which allows Banco Santander to capture opportunities in the segment of consumer goods.

Delinquency

The over-90 delinquency ratio reached 2.8% of the total credit portfolio in June, 2018, decreasing 0.4 b.p over December, 2017 (3.2%) and decreasing 0.1 p.p. over June, 2017 (2.9%). The quality indicators of the portfolio remain under control, supported by the assertiveness of the risk models.

Allowance for loan losses represents 6.2% of the loan portfolio in June, 2018, 6.4% in December, 2017 and 6.7% in June, 2017.

                                   Consolidated Financial Statements – June 30, 2018       3

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
MANAGEMENT REPORT
In thousands of Brazilian Real - R$, unless otherwise stated

Allowance for loan losses represents 6.2% of the loan portfolio in June, 2018, 6.4% in December, 2017 and 6.7% in June, 2017.

The allowance for loan losses expenses, net of revenues with recovery of loans previously written off for the period ended on June 30, 2018 is R$5,361.3 million and R$4,626.0 million in 2017, increasing 15.9%. In the first and second quarters of 2018, expenses were R$2,738.7 and R$2,622.6, respectively, an increase of 4.4%.

2.4) Funding by Customers

FUNDING BY CUSTOMERS (R$ Millions)	jun/18	dec/17	jun/18 vs, dec/17 changes %	jun/17	nual changes %
Demand Deposits	17,369,3	17,177,0	1.1	16,175,3	7.4
Saving Deposits	42,571,0	40,572,4	4.9	37,063,8	14.9
Time Deposits	177,610,7	142,480,7	24.7	122,481,9	45.0
Debentures/LCI/LCA(1)	53,979,6	70,470,5	-23.4	78,311,4	-311
Treasury Bills/Structured Operations Certificates	33,348,3	36,918,5	-9.7	46,635,3	-28.5
Total Funding	324,878,9	307,619,0	5.6	300,667,6	8.1

(1) Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).

The total funding resources increased 5.6%, compared to December, 2017, highlighting the growth of Time Deposits. The growth in the Term Deposits line was mainly due to the reduction in funding from Letras Financeiras and Bacen Resolution 4,527, effective in May 2017, which impacted Debentures in the period.

2.5) Stockholders’ Equity

In June, 2018, Banco Santander consolidated stockholders’ equity presented an increase of 6.4% compared to December, 2017.

The variation in the Stockholders' Equity balance between June 2018 and December 2017 was, mainly, due to the negative variation of the asset valuation adjustment (securities and derivative financial instruments) in the amount of R$824.0 million and the net income for the period in the amount of R$5,791.9 million and reduced, mainly, by the established of Interest on Capital in the amount of R$600 million and Dividends in the amount of R$600 million.

Treasury Shares

In the meeting held on November 1, 2017, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 3, 2017, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 38,717,204 Units, representing 38,717,204 common shares and 38,717,204 preferred shares, or the ADRs, which, on September 30, 2017, corresponded to approximately 1.03% of the Bank’s share capital. On September 30, 2017, the Bank held 373,269,828 common shares and 401,074,242 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 365 days counted from November 6, 2017, and will expire on November 5, 2018.

	jun/18	dec/17	jun/17
	Quantidade	Quantidade	Quantidade
	Units	Units	Units
Treasury shares at beginning of the period	1,773	25,786	25,786
Cancellation (1)	-	(32,276)	-
Shares Acquisitions	13,478	12,768	8,941
Payment - Share-based compensation	(4,336)	(4,505)	(4,371)
Treasury shares at end of the period	10,915	1,773	30,356
Subtotal - Treasury Shares in thousands of reais	R$ 356,672	R$ 148,246	R$ 676,900
Emission Costs in thousands of Reais	R$ 219	R$ 194	R$ 169
Balance of Treasury Shares in thousands of reais	R$ 356,891	R$ 148,440	R$ 677,069
Cost/market Value	Units	Units	Units
Minimum cost	R$ 7,55	R$ 7,55	R$ 7,55
Weighted average cost	R$ 27,51	R$ 24,41	R$ 22,30
Maximum cost	R$ 36,98	R$ 32,29	R$ 32,29
Market value	R$ 27,64	R$ 27,64	R$ 25,00

In the first quarter of 2018, there were highlights of Interest on Capital, as below:

                                   Consolidated Financial Statements – June 30, 2018       4

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
MANAGEMENT REPORT
In thousands of Brazilian Real - R$, unless otherwise stated

DIVIDENDS AND INTEREST ON CAPITAL (R$ Millions)	jun/18	dec/17	jun/17
Interest on capital	600,0	3.800,0	500,0
Intercalary Dividends	600,0	2.500,0	0,0
Total	1.200,0	6.300,0	500,0

2.6) Basel Index

Financial institutions are required by Bacen to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher than the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

As required by Resolution CMN 4,193/2013, the requirement for Regulatory Capital in 2017 was 10.5%, composed by 9.25% of Minimum Regulatory Capital plus 1.25% of Additional Conservation Buffer. Considering this additional, the Tier I increased to 7.25% and the Minimum Main Capital to 5.75%.

For the base year 2018, the requirement for Regulatory Capital increased to 11.0%, including 8.625% of Minimum Regulatory Capital and a further 2.375% of Principal Capital Additional, being 1.875% of the additional conservation portion and 0.5% of the additional systemic portion. The Tier I reaches 8.375% and the Minimum Principal Capital 6.875%.

The Basel ratio is determined in accordance with the Financial Statements of the Prudential Conglomerate prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, as shown bellow:

BASEL INDEX %	jun/18	dec/17	jun/17
Basel Index - consolidated	14,77	15,83	16,50

2.7) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the period ended June 30, 2018 for the main subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$ Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)	Ownership/Interest (%)
Santander Leasing S,A, Arrendamento Mercantil	18,619,1	5,696,5	257,2	1,915,7	99.99%
Aymoré Crédito, Financiamento e Investimento S,A,	41,533,5	1,716,5	271,0	35,667,1	100.00%
Santander Brasil, Establecimiento Financiero de Crédito, S,A,	3,592,2	3,475,0	40,3	1,925,3	100.00%
Banco Olé Bonsucesso Consignado S,A, (Olé Consignado)	12,692,5	1,044,8	150,3	12,434,8	60.00%
Getnet Adquirência e Serviços para Meios de Pagamento S,A,	22,074,4	2,023,1	230,9	0,0	88.50%
Banco PSA Finance Brasil S,A,	1,806,8	306,3	11,7	1,665,8	50.00%
Banco RCI Brasil S,A,	9,373,8	1,170,0	98,9	7,717,9	39.89%
Santander Corretora de Câmbio e Valores Mobiliários S,A,	1,178,9	593,1	63,2	0,0	100.00%

(1) Includes Leasing portfolio and other loans.

Balances reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules issued by Bacen.

3) Other Events

3.1) Post-employment Benefit Plan

On June 30, 2018, there was an increase in the cost contribution established in the Post-Employment Benefit Plan, which is calculated as a percentage of the total monthly compensation of members. The increase in the contribution resulted in a decrease in the past service cost, due to changes in the plan. The changes proposed in the Post-Employment Benefit imply a reduction in the present value of the obligations of the defined benefit plan, which is supported by actuarial valuations.

3.2) Recoverable Value Assessment

In the first half of 2018, it mainly includes the recognition by Banco Santander of impairment losses in the amount of R $ 306 million on intangible assets in the acquisition and development of systems. The loss was recorded based on the performance of technical analysis, which demonstrated a significant reduction in expected future economic benefits on these assets.

                                   Consolidated Financial Statements – June 30, 2018       5

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
MANAGEMENT REPORT
In thousands of Brazilian Real - R$, unless otherwise stated

3.3) Non-Current Assets Held for Sale

On June 30, 2018, the Management of Banco Santander revalued its strategy on the investment in the company Real TJK Empreendimento Imobiliário SA (currently called Rojo Entretenimento SA), a company that owns the Santander Theater, and decided to transfer the item non-current assets held for sale to interests in affiliates and subsidiaries.

3.4) Opening of the branch in Luxembourg

On June 9, 2017, Banco Santander obtained authorization from the Central Bank to set up an agency in Luxembourg with a capital of US $ 1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows for the increase of funding capacity. The opening of the agency was authorized by the Luxembourg Minister of Finance on March 5, 2018. On April 3, 2018, after the reduction of the capital of the Cayman agency in the equivalent amount, the value of US$1 billion was allocated to capital of the Luxembourg branch.

3.5) Accession to the Program, according to MP 783/2017

In October 2017 the Bank also joined the Incentive Payment Programs and Installments issued by the cities Rio de Janeiro and São Paulo. Accessions to the programs include lawsuits and administrative proceedings related to ISS of the periods from 2005 to 2016, in the total amount of R$293 million. As a consequence were registered income of R$435 million. The result recorded a reversal of provisions, net of tax effects, in the amount of R$96 million.

In August 2017, Banco Santander adhered to the program for the payment of tax and social security debts (in accordance with MP 783/2017). Adherence to the program included administrative proceedings related to IRPJ, CSLL and Social Security Contributions referring to the base periods from 1999 to 2005, in the total of R$534 million, after the benefits of the installment program, of which R$192 million was paid in August 2017 and R$300 million in January 2018. With the conversion of the provisional measure into law, and its amendments, the amount became R$492 million.

3.6) Market Maker Services

On December 28, 2017, the Bank announced the hiring of BTG Pactual Corretora de Títulos e Valores Mobiliários S.A. as the market maker services provider for the Stocks Deposits Certificates (Units) issuance by the Bank, under the code SANB11, traded by B3 – Brasil, Bolsa, Balcão S.A. (B3 S.A.) (current name of BM&Bovespa – Bolsa de Valores, Mercadorias e Futuros), which is replacing Brasil Plural Corretora de Câmbio, Títulos e Valores Mobiliários S.A.. The new market maker has began its activities on January 2, 2018.

3.7) Public offering of Qatar Holding LLC

On April 11, 2017, Banco Santander in Brasil informed its shareholders and the market in general, in furtherance of the material facts disclosed on March 28, 2017 and April 6, 2017, the settlement of the secondary public offering for the distribution of 80,000,000 units issued by Banco Santander in Brasil and held by Qatar Holding LLC (Selling Shareholder), including in the form of American Depositary Shares (ADSs), having been allocated 22,000,000 Units for the Brazilian offering and 58,000,000 ADSs for the international offering. The price per Unit was set at R$25.00, resulting on a total amount of R$2 billion. Additionally, the amount of Units of the international offering initially offered was increased by an additional batch of 12,000,000 Units, exclusively in the form of ADSs also held by the Selling Shareholder.

3.8) Corporate Restructuring

Several social movements were implemented in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander.

a) Acquisition of technology companies Isban Brasil S.A. and Produban Serviços de Informática S.A.

On February 19, 2018, Banco Santander acquired shares representing the total capital of Isban Brasil S.A., previously held by Software Engineering Banking, S.L., for the amount of R$61 million. At the EGM held on February 19, 2018, the capital increase of Isban Brasil in the amount of R$33 million was approved, through the issuance of 11,783,900 new registered shares with no par value. All of the shares of Isban Brasil issued as a result of the capital increase were subscribed and paid up by the shareholder Banco Santander Brasil.

On February 28, 2018, Banco Santander purchased the shares corresponding to 100% of the total and voting share capital of Produban Serviços de Informática SA, for a payment of R$43 million in favor of Produban Servicios Informáticos Generales, SL The parties involved in the transaction have Banco Santander, SA (Santander Spain) as common indirect controlling shareholder. These transactions were carried out under market conditions.

b) Partnership Formation with HDI Seguros S.A. for the Creation of the Totally Digital Cars Insurance Company

On December 20, 2017, Banco Santander signed binding documents with HDI Seguros SA (HDI Seguros), to form a partnership for the issuance, offering and sale of auto insurance, in a 100% digital way, through the creation of a new insurance company - Santander Auto, to be held 50% by Sancap, a company controlled by Banco Santander, and 50% by HDI Seguros. The completion of the operation is subject to compliance with certain conditions, including obtaining the relevant regulatory authorizations. On February 2, 2018, the partnership was approved by CADE, on April 30, was approved by Bacen and, on May 15, prior SUSEP approval was obtained.

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MANAGEMENT REPORT
In thousands of Brazilian Real - R$, unless otherwise stated

c) Agreement for Indirect Purchase of Shares Capital of Ipanema Empreendimentos e Participações and Gestora de Investimentos Ipanema

On July 5, 2017, Atual Securitizadora, a wholly-owned subsidiary of Banco Santander, entered into a purchase and sale agreement to acquire a corporate interest equivalent to 70% of the quotas representing Ipanema Empreendimentos e Participações Ltda. Gestora de Investimentos Ipanema Ltda. and the Investment Fund Ipanema NPL V. On September 19, 2017, the Central Bank authorized the acquisition and, after fulfilling the other conditions precedent, the parties concluded the transaction on October 16, 2017.

d) Incorporation of the Gestora de Inteligência de Crédito S.A. – Partnership between Banco Santander and Others Banks of Brazilian Market

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito SA ("Company"), were signed by the stockholders, whose control will be shared among the shareholders who will hold 20% of the its share capital each. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Bank estimates that the Company will be fully operational in 2019.

e) Partnership with the Hyundai Group in Brazil

On May 8, 2018, the companies participating in the joint venture - Aymoré CFI and Hyundai Brasil - paid R $ 100 million, 50% each, by way of capital increase. In addition, on this date, the corporate name of the entity was changed to Banco Hyundai Capital S.A. According to the structuring of the business, Banco Santander has control of the entity. It is not yet authorized authorized to operate as a Financial Institution by the Central Bank.

f) Other Corporate Events

• In the EGM held on March 23rd, 2018, the company Atual Companhia Securitizadora de Créditos Financeiros had its name changed to Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. In the same EGM, was resolved the company’s capital increase in the amount of R$ 150,000, amounting the full share capital of R$ 270,000, divided into 265,419,392 nominative common shares and without par value. The entirety of shares issued due to referred capital increase were subscribed and paid-in by Santander Brasil.

• On February 28, 2018, the company Isban Brasil S.A. was merged in Produban Serviços de Informática S.A. (both entities controlled and with totality of their equity stake held by Banco Santander), being certain that Produban Serviços de Informática S.A. has succeeded the extinguished Isban Brasil S.A. in all of its rights and obligations. On the same date, Produban Serviços de Informtática had its corporate name changed to Santander Brasil Tecnologia S.A., a company controlled and with equity fully held by Banco Santander.

• On December 22, 2017, Santander Corretora de Seguros (current corporate name of Santander Participações SA), Cia de Ferro Ligas da Bahia - Ferbasa SA (Ferbasa) and Brazil Wind SA entered into an agreement for the sale of 100% percent) of the shares issued by BW Guirapá I SA (respectively the Contract and BW Guirapá I SA) held by Santander Corretora de Seguros and Brazil Wind SA to Ferbasa (Operation). The basic price of the total sale of this operation is R$414 million, and an additional amount of up to R$35 million may be paid if future targets stipulated in the Contract are met. On April 2, 2018, the closing of the transaction was implemented. This investment was written off, as a result the assets and liabilities of BW Guirapá and its subsidiaries are no longer consolidated in the Conglomerate Balance Sheet, and the result is recorded in the income statement until the base date of November 30, 2017.

• On November 30, 2017, the merger and the Private Instrument of Protocol and Justification of the Merger Santander Serviços by Santander Corretora de Seguros (current corporate name of Santander Participações S.A.). With the extinction of Santander Serviços , Santander Corretora de Seguros became its successor in all its rights and obligations.

• On November 17, 2017, was formalized the acquisition by Banco Santander of the participation by Santusa Holding, S.L. (equivalent to 39.35%) in the share capital of Santander Serviços. Thus, Banco Santander becomes the holder of 99.99% of the shares of Santander Serviços.

• On October 26, 2017, after the Central Bank of Brazil issued an official letter with its positive manifestation in favor of the transaction, was formalized the acquisition by Banco Santander from all of the shares of Webcasas S.A. held by Santander Serviços. On November 1st, 2017, Webcasas S.A. was renamed to Santander Holding Imobiliária S.A. and had its corporate purpose altered to include activities related to real estate business.

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In thousands of Brazilian Real - R$, unless otherwise stated

• On September 29, 2017, the merger and the Private Instrument of Protocol and Justification of Santander Brasil Advisory by Santander Corretora de Seguros (current corporate name of Santander Participações S.A.) were approved, so that Santander Corretora de Seguros received through their book value, based on the balance sheet drawn up on August 31, 2017, all of the assets, rights and obligations of Santander Brasil Advisory. With the extinction of Santander Brasil Advisory the Santander Corretora de Seguros became its successor in all its rights and obligations.

• On August 31, 2017, the merger and the Private Instrument of Protocol and Justification of Santander Microcrédito by Santander Corretora de Seguros (current corporate name of Santander Participações S.A.) were approved, so that Santander Corretora de Seguros received through their book value, based on the balance sheet drawn up on June 30, 2017, all of the assets, rights and obligations of Santander Microcrédito. With the extinction of Santander Microcrédito the Santander Corretora de Seguros became its successor in all its rights and obligations.

• On March 10, 2017, was approved at the EGM of Santander Brasil Advisory, in order to simplify the operational procedures of the company, the group of shares representing its capital stock at the ratio of 100,000 common shares to one common share. As a result of the reverse split, the number of shares representing the Santander Brasil Advisory capital stock was changed from 1,370,914 to 13 common shares, all nominative and without par value, and any fractional shares were canceled. Shareholders who individually held less shares than the one adopted as a reason for the reverse split will receive for their shares the book value to them before the reverse split, calculated based on the shareholders' equity reflected in the Santander Brasil Advisory balance sheet drawn up in February 2017, which is, R$11.22 per common share.

4) Strategy

Banco Santander Brasil is the only international bank with a scale in the country. The Bank is convinced that the way to grow profitable, recurring and sustainable is to provide excellent services to increase the level of satisfaction and obtain more clients, more linked. Its performance is based on a close and lasting relationship with customers, suppliers and shareholders. With this, its purpose is to contribute to people and businesses to prosper, being a simple Bank, personal and fair, with the following strategic priorities:

• Increase customer preference and engagement with segmented, simple, digital and innovative products and services through a multi-channel platform.

• Improve profitability, recurrence and sustainability, growing in business, with greater diversification of revenues, considering a balance between credit, funding and services. At the same time, maintain a preventive risk management and a strict control of expenses.

• Have capital and liquidity discipline to maintain soundness, address regulatory change, and seize growth opportunities.

• Increase productivity through an intense business improvement agenda that enables a complete portfolio of services to be delivered.

Banco Santander continues to focus on the recurrence of results generation through a customer-focused strategy and improved satisfaction. In this sense, in 2Q18, it continued to bring innovative solutions to support business generation, which contributed to the increase in market share in a profitable manner and to a consistent increase in the customer base. Banco Santander's strategy is based on strengthening internal culture and employee engagement. Among the initiatives of this quarter, we highlight:

Innovations

• "My commitments" - The Santander application has a new functionality as of this quarter in which the customer will have access, in a simple and practical way, to the details of each financial commitment he has with Banco Santander. This initiative supports the role in financial education and transparent communication with clients.

• SuperGet and sales management app - In acquiring, SuperGet was launched, aimed at the public Individual and microentrepreneur. It was offered the POS without rent, with competitive prices in the sale, added to the proposal of value as fast speed in the delivery and anticipation of sales at attractive rates. In addition, the Getnet app has also been enhanced to be a more complete tool and support the establishments in sales management.

• Select Digital - An expansion of Select, the Select Digital, has been launched, a service option for customers seeking flexibility in time and performing most transactions via digital channels. In this way, Banco Santander has positioned itself in the market with a complete offer for the high-income public and has reached regions where it has no physical presence, increasing capillarity.

• Roaming PAB - Roaming structure with the function of agency that will be used in the companies until the delivery of the definitive PAB and aims to meet the demand of payroll clients. This innovative project allows for a closer relationship with the customer from the beginning, providing a quality service, which corroborates the increase in the connection.

Customer Relationship

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In thousands of Brazilian Real - R$, unless otherwise stated

These innovations contribute to improved customer experience and customer engagement. Banco Santander continues to use the Net Promoter Score (NPS) indicator to track satisfaction and improve service and processes. In this quarter, the indicator reached 52 points, which represents an increase of 2.5 points compared to the first quarter of 2018.

As a result of our actions, our active customer base grew 37 consecutive months.

Retail

The main highlights in Retail were:

• Cards: total revenue grew double digit for the tenth consecutive quarter to 19.5% YoY in 2Q18, this expansion was due both to credit and to debt. As a result, the market share in Banco Santander's credit sales reached 13.8% (Fonte Abecs, base date March 2018) (+1.1 pp YoY).

• Consigned: In the first nine months of the year, production expanded by 42.5% (Bacen Source, accumulated between January and May 2018) over last year, this strong pace of growth allowed Banco Santander to reach 12.2% (Fonte Bacen, base date May 2018) market share, that is, YoY increase of 1.9 pp. In this quarter, Banco Santander encouraged portability campaigns and, in the digital scope, the number of contracts increased compared to the previous quarter. It is important to mention that, in Personal Loans, Banco Santander continues with a strong preventive action in which the payroll plays a strategic role.

• Real Estate: Banco Santander continues to focus on maximizing value in the real estate market through different business models. In the area of customers, a massive campaign was launched at the beginning of the quarter, after reducing our rates, and expanded by 2.23 times real estate production compared to the same period last year.

Agro

In this quarter Banco Santander participated in the 25th edition of Agrishow, one of the largest agricultural technology fairs in the world and the most important in Latin America. The Bank continues with the strategy of being more agile in the service and offering products that are appropriate to the profile of the producer, and in the year two specialized stores (Agro specialty stores) were inaugurated.

Getnet

Banco Santander advanced its physical and digital positioning, enabling contactless payment (NFC technology) to reach around 90% of the POS base,

experience. In addition, as mentioned earlier, SuperGet was launched and the Getnet app was enhanced to provide an integrated view. From the synergy of the acquiring offer with the Bank, it was possible to provide financial solution and customized payment means for large clients. All these factors contribute to the fact that Banco Santander's revenues continue to expand, in this quarter, YoY growth of 33%, totaling R $ 44.1 billion. As a result, market share reached 13.2% (Fonte Abecs, base date March 2018) expansion of 2.2pp. in twelve months.

SMEs

Companies: the strategy of improving the customer experience and having a differentiated and sectorized offer for the segment allows Banco Santander to grow with market share, which reached 11.2% (Source Bacen, base date March 2018) (+2 , 2p.p.Y.).

Strengthening Business Leaders

Webmotors: Banco Santander advanced in the implementation of the Cockpit tool that has already brought positive results, with a significant reduction in the average time of customer service and proposals enriched with users' browsing data. In this quarter, an agreement was announced with Estapar through which Banco Santander will assume 51% of the capital of LOOP, one of the main Brazilian players in the replacement market for new and used vehicles. This agreement strengthens the leadership position and allows for a broader portfolio of services. The completion of the operation is subject to compliance with certain conditions.

Santander Financing: leadership in the vehicle financing market, market share reached 23.8% (Source Bacen base date May 2018) (+ 1.9 pp in twelve months). The potential for synergy with Webmotors in conjunction with the + Business platform, whose simulations grow 42% in twelve months, contribute to the sustainability of the business. The + Vezes platform, focused on the segment of goods and services, positions Banco Santander to capture opportunities in the sector.

Global Corporate Banking (GCB): Banco Santander is recognized as a leader in the foreign exchange market in accordance with Bacen3 and in financial advisory services for project financing in Brazil, Dealogic and Anbima (Assessoria Financeira Américas, Dealogic 2017 and Financial Advisory - leader since 2008, ANBIMA 2016.)

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MANAGEMENT REPORT
In thousands of Brazilian Real - R$, unless otherwise stated

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted, having the long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by the rating agencies Standard & Poor's and Moody's:

(1). Last updated June 11, 2018.

(2). Last updated April 10, 2018.

6) Corporate Governance

At a meeting held on July 24, 2018, the Board of Directors approved the Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate by the Bank and the Interim Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS), in accordance with the IASB and interpretations of the IFRS Interpretation Committee for the period ended June 30, 2018.

The Board of Directors approved, at a meeting held on June 26, 2018, the proposal to highlight and pay Dividends, in the gross amount of R$600 million, for payment as from July 27, 2018, without any remuneration in title monetary restatement.

At a meeting held on May 29, 2018, the Board of Directors approved the appointment of Mr. Valdemir Moreira de Lima as the Company's Ombudsman for a term of one (1) year, with effect from May 9, 2018.

At a meeting held on May 10, 2018, the Board of Directors approved the election of the members of the Company's Audit Committee for a one-year term, which shall extend until the inauguration of those elected at the first Meeting of the Board of Directors to be held after the Ordinary General Meeting of 2019, namely: Deborah Stern Vieitas, acting as Coordinator; Mr. Luiz Carlos Nannini, as a qualified technical member; Ms. Maria Elena Cardoso Figueira and Mr. Júlio Sergio de Souza Cardozo, as members.

The Board of Directors approved, at a meeting held on April 24, 2018, the Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate by the Bank and the Interim Financial Statements prepared in accordance with the International Financial Reporting Standards (IFRS), in accordance with the IASB and interpretations of the IFRS Interpretation Committee for the period ended March 31, 2018.

The Board of Directors approved, at a meeting held on April 18, 2018, the dismissal of Mr. Cassius Schymura from the position of Director without specific designation of the Company.

The Board of Directors approved, at a meeting held on April 10, 2018: (i) the appointment of Mrs. Deborah Stern Vieitas as Coordinator of the Company's Audit Committee, in place of Mr. José Luciano Duarte Penido, to mandate until the inauguration of those elected at the first Meeting of the Board of Directors held after the Ordinary General Meeting of 2018; (ii) the dismissal of Mrs. Deborah Stern Vieitas from the role of Coordinator of the Company's Risk and Compliance Committee; and (iii) the appointment of Mr. Bernardo Parnes as the Coordinator of the Company's Risk and Compliance Committee, for a term of office until the inauguration of those elected at the first Board of Directors Meeting held after the 2019 Ordinary General Meeting.

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In thousands of Brazilian Real - R$, unless otherwise stated

At a meeting held on March 27, 2018, the Board of Directors approved the proposal to highlight and pay Interest on Own Capital, in the gross amount of R$600 million, for payment as of April 26, 2018, without no remuneration for monetary restatement.

The Board of Directors was informed at a meeting held on March 16, 2018, of the resignation presented by the Director without specific designation of the Company Mr. Felipe Pires Guerra de Carvalho.

The Board of Directors was informed at a meeting held on March 5, 2018, of the resignation presented by the Director without specific appointment of the Company Mr. Marcelo Zerbinatti.

The Board of Directors ratified, at a meeting held on February 26, 2018, the exoneration, on February 9, 2018, of Mrs. Maria Eugênia Andrade Lopez Santos, the Company's Executive Director.

The Board of Directors, at a meeting held on February 26, 2018: (i) was informed of the resignation presented by the Company's Executive Vice-President Mr. Alexandre Silva D'Ambrosio; and (ii) approved the election of Mr. Alessandro Tomao, as Executive Vice-President of the Company, for a complementary mandate, which shall remain in force until the inauguration of those elected at the first Board of Directors Meeting to be held after the Annual Shareholders' Meeting of 2019.

The Board of Directors approved at a meeting held on February 1, 2018: (i) the election of Messrs. Carlos Aguiar Neto, Claudenice Lopes Duarte, Germanuela de Almeida de Abreu, Gustavo Alejo Viviani, José Teixeira de Vasconcelos Neto and Rodrigo Cury , in the capacity of Directors without Specification, for a complementary mandate, which shall remain in force until the inauguration of those elected at the first Meeting of the Board of Directors to be held after the Ordinary General Meeting of 2019; and (ii) the election of Mr. René Luiz Grande, as a member of the Company's Risk and Compliance Committee, for a complementary mandate until the inauguration of those elected at the first Board of Directors Meeting held after the 2019 Ordinary General Meeting.

At a meeting held on January 29, 2018, the Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, shall apply to financial institutions authorized to operate by the Bank, for the year ended December 31, 2017.

The Board of Directors approved, at a meeting held on January 3, 2018, the dismissal of Mr. Conrado Engel, Senior Executive Vice-President of the Company.

7) Risk Management

On February 23, 2017, Bacen published CMN Resolution 4,557, which provides for the risk and capital management structure (GIRC) and entered into force 180 days from the date of its publication. The resolution highlights the need to implement an integrated risk and capital management framework, definition of integrated stress testing program and Risk Appetite Statement (RAS), constitution of Risk Committee and appointment of director for management and director of capital. Banco Santander is continuously and progressively developing necessary actions aiming at adherence to the new resolution. We haven´t identified relevant impacts resulting from this standard up to the date of publication of this note.

7.1) Corporate Governance of the Risk Function

The governance model is structured in a vision of decision, focusing on examination and approval of proposals and credit limits, and in a vision of control, with a focus on full control of risks.

The fundamental principles that rule the risk governance model are:

• Independence of the risks in relation to business area;

• Involvement of the management in decision making; and

• Collegial Decisions and consensus on credit operations.

The Executive Committee (CER) of Risks is the local decision-making forum with representatives of the Bank's management, including the President, Vice President and the other members of the Executive Board. The main tasks of this Committee are:

• Monitor the development of credit and market portfolios;

• Decide on credit proposals;

• Define and monitor the risk appetite fulfillment;

• Define the actions with regard to the recommendations made by the local regulator and by Internal Audit;

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In thousands of Brazilian Real - R$, unless otherwise stated

• Approve and authorize the management tools, improvement initiatives, the follow-up of projects and any other relevant activities related to the management of risks; and

• Approve risk policies as well as changes in risk policies with impact on revenue, margin or costs of provision.

The Risk Control Committee (CCR) is the control and monitoring local forum with representatives of the Bank's management, including the VPE of Risks and the Vice President of Finance. The main tasks of this Committee are:

• Conduct a comprehensive and periodic follow-up of all risk, if its profile is within the established in the risk appetite, Business Strategic Planning and in the budget approved by the Board of Directors;

• Conduct a periodic and independent control of risk management activities;

• Supervise the measures adopted with regard to risks, to comply with the recommendations and directions made by the local regulator and internal audit; and

• Provide to the Board of Directors and the Executive Commission with the information and assistance they need in terms of risks.

The relevant topics of risk management or those that exceed the jurisdiction of these committees will be forwarded and decided by the Board of Directors.

7.2) Structure of Capital Management

Banco Santander’s structure of capital management has a robust governance framework that supports the process related to this theme and establishes the attributions of each teams involved. Furthermore, there is a clear definition that should be adopted to effective capital management. More details can be consult in “Structure Capital and Risk Management”, available on Investor Relations website.

7.3) Credit Risk

Credit risk is the exposure to loss in the case of total or partial default of the clients or counterparties in the fulfillment of their financial obligations to the Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the  analysis of exposure and trends, and the effectiveness of credit policies. The goal is to maintain a risk profile and adequate minimum profitability which compensates the estimated default risk of the client and portfolios, as established by the Executive Committee.

7.4) Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

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In thousands of Brazilian Real - R$, unless otherwise stated

To work on the market risk, the Bank has developed its own Risk Management model, with the following principles:

• Functional independence;

• Executive capacity sustained by knowledge and clients proximity;

• Global scope reach (different types of risk);

• Collegial Decisions that evaluate all possible scenarios and do not compromise the results of individual Decisions, including Executive Risk Committee (ERC), which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk/return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 520 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of market Risk is part of the Vice President of Risks, which implements the policies of risk.

7.5) Environmental and Social Risk

Santander’s social and environmental risk management is carried out through the analysis of the socio-environmental practices of clients that have limits or credit risk greater than BRL5 million and are included in one of the 14 sectors of social and environmental attention. Until 2017, social and environmental analysis was applied to the wholesale segment and since January 1st, 2018 it is also conducted to the retail segment Empresas 3. This analysis considers items such as contaminated land, deforestation, working conditions and other possible socio-environmental attention points in which there is a possibility of penalties and losses. A specialized team, with a background in Biology, Health and Safety Engineering, Geology and Chemical Engineering, perform this procedure. The financial analysis team considers the potential for damages and impacts that unfavorable socio-environmental situations can cause to the financial condition and the guarantees of the clients. The analysis focuses on preserving capital and reputation in the market and the dissemination of the practice is obtained through constant training of the commercial and credit areas about the application of socio-environmental risk standards in the credit approval process for legal entity in the Wholesale Bank.

The Bank's Social and Environmental Risk Policy is included under the Social and Environmental Responsibility Policy of the Bank, in accordance with Resolution 4,327 of CMN.

7.6) Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

Operational risk losses can occur due in inadequacy or failures with process, systems, human failures and/or from exposure to external events. This definition includes the legal risk associated with the inadequacy or deficiency in contracts signed by the Banc, as well as penalties for non-compliance with legal provisions and damages for third parties arising from the activities developed by the Bank, but excludes those that occur as a consequence of strategic risk. Operational risk losses may result in financial losses, adversely affect the continuity of the business and also negatively affect Bank's image.

To accomplish the operational risk objectives, was established an operational risk model based on three lines of defense, with the objective of continuously improving and developing the management and control of operational risks.

• First line of defense: all business and support areas within Banco Santander are responsible for identifying, managing, mitigating and reporting operational risk;

• Second line of defense: the Operational and Technological Risk Control units monitoring and ensuring sound operational and technological risk management practices throughout the organization having as premise to implement disseminate our operational risk culture, defining methodologies, policies, tools, training and applicable procedures and requirements for the effective management of operational risk and of ensuring there is adequate business contingency planning in place throughout the Bank; and

• Third line of defense: the internal audit department is responsible for undertaking independent reviews of the risk management undertaken by the first and second lines of defense and for promoting continuous model improvements.

The aims of the Operational Risk management model are:

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In thousands of Brazilian Real - R$, unless otherwise stated

• to disseminate a culture of operational risk management and control, to foster the prevention of risk events and operational risks losses and to mitigate their financial, legal and reputational impacts;

• to provide support to decision-makers within Banco Santander;

• to ensure the business continuity in a sustainable manner and to improve internal controls; and

• to maintain control of the operational risk in a manner which is consistent with our business strategy.

The following bodies are involved in the implementation of the risk management model:

• CCR: A committee which aims to perform a holistic and periodic monitoring of the risks to which the Bank is exposed and to exercise independent control on the risk management activities;

• Operational Risk Operational Committee: A committee which aims to ensure and to foster the adequate monitoring, control and mitigation of operational risks, to support the disseminating cultural norms, methodologies, standards, policies, tools, training and procedures applicable and required for the effective and efficient management and control of operational risk.

The risk management model assists managers in achieving their strategic objectives by contributing to the decision-making process and by reducing operational risk losses. It is based on best practices in the identification, assessment, monitoring, management and control of operational risks. It is compliant with the applicable regulatory requirements and seeks to ensure the sustained improvement of the internal controls environment.

Reputational Risk

Reputational risk is defined as the risk of a current or potential negative economic impact generated by an unfavorable perception of the Bank by employees, customers, shareholders/investors and society in general.

Reputational risk management is the responsibility of the Compliance area, which maintains an overview of both stakeholder perceptions and possible risk events derived from the first lines of defense that are controlled and reported by the second line. This global interaction model seeks to ensure consolidated oversight of reputational risk while at the same time relies on current functions efficiently.

Unit for the Prevention of Money Laundering and Financing of Terrorism

Area responsible for promoting the development of the prevention of money laundering and combating the financing of terrorism in the different business units, as well as responsible for the guidelines of the Bank's customer acceptance policy, establishes regulations, procedures and acculturation related to the subject. monitors the risks inherent in the products and transactions carried out.

Cybersecurity Risk

Comprehensive measures have been implemented to reduce the risk of cybersecurity threats affecting technology platforms and business. Banco Santander considered the best practices established in the ISO-27002 standard as the basis for the model. These measures include, but are not limited to, access and privilege management, separation of test and production environments, network security analysis, incident management, basic hardware and software configuration, activity log correlation, prevention and remediation of malware and security analysis of third-party operations. Several processes have been implemented, including regular compliance checks and continuous monitoring of network activities by the Security Operations Center. Periodic reviews of threats and controls related to cyber security are also performed, including periodic testing by third parties. There are constant investments in technology and security solutions, as well as user training and awareness-raising efforts. In addition, there are exchanges of information and experiences on cyber security with local and international security communities, such as telecommunications companies and other financial institutions, serving as a member of the Financial Services Information Sharing and Analysis Center.

The activities mentioned above are performed by Information Security and Cyber Security Areas. This severed structure allows a better separation of the functions of the areas increasing the focus on their specific and strategic activities.

Internal Audit

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application. The Internal Audit has quality certificate issued by the Institute of Internal Auditors (IIA).

The Audit Committee favorably reviewed and approved the work plan of the Internal Audit for the year 2018.

                                   Consolidated Financial Statements – June 30, 2018       14

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
MANAGEMENT REPORT
In thousands of Brazilian Real - R$, unless otherwise stated

The Audit Committee and the Board of Directors were informed on Internal Audit’s works done during the first semesterof 2018, according to its annual plan.

In order to perform its duties and reduce coverage risks inherent to Banco Santander's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on, among others,  its inherent risks, audit’s last rating, level of compliance with recommendations and size.

In addition, the work programs are reviewed periodically. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout the first semesterof 2018, internal control procedures and controls on information systems pertaining to units under analysis were assessed according to the work plan for 2018, taking into account their design and operating effectiveness.

8) People

When the discussion is about the growth and development of Banco Santander, a force stands out: the People. Having a motivated and dedicated employees is a decisive factor in making the Bank in the best bank for clients and the best company for employees.

Employees are the strongest link between the Bank and clients and so, day after day, Banco Santander enhances their management practices because it knows that only with dedicated employees, well trained and with full professional development, the Bank will manage to get more and better clients, satisfied, proud to do business with Banco Santander and the Santander brand.

The daily performance of Banco Santander with clients, employees, shareholders and society is guided by the purpose of the Bank to contribute to people and businesses to prosper and their way of act.

The Bank has a talented team of 48,008 employees only in Brazil. The Bank seeks professionals who identified with the Corporate Culture, to be a Simple Bank (with uncomplicated and easy services to operate), Personal (with solutions and channels that meet clients needs and preferences) and Fair (promoting business and relationships that are good for clients, shareholders and employees). In addition to identifying with the culture, the Banco Santander's employees act in their day to day aligned to it.

9) Sustainable Development

Santander’s Sustainability Strategy is based on three pillars which are aligned with business and Brazil’s development priorities: (i) Social and Financial Inclusion, (ii) Education and (iii) Social and Environmental Businesses and Management. From a consistent risk culture, responsible management of activities and improvement of consumer experience, the Bank acts as a transformational agent, contributing to the prosperity of business, customers and society.

Among the highlights of the second quarter of 2018 in relation to Social and Financial Inclusion are Prospera Santander Microcrédito, which is the largest productive and oriented microcredit operation among privately owned banks in Brazil based on market share and portfolio value, with a disbursement of R$ 286.4 million (55% above 2017), more than 233,000 actives operations and 95.3% of compliance rate. In the scope of Private Social Investment, Parceiros em Ação program, that supports the development of microenterprises in low-income regions where Prospera Santander Microcrédito is present, trained more than 150 entrepreneurs in two Brazilian cities.

The Amigo de Valor program, which directs employees, clients and the own Bank resources to the Funds for the Rights of Children and Adolescents, has as one of its commitments for 2018, accompany the development of initiatives (still under definition) to attend children and adolescents in situation of social risks and in addition mobilizing resources to invest in these projects for the new cycle of the program. In relation to Education pillar, with partnerships with 315 higher education institutions, Santander Universidades Brazil program has granted, in the second quarter of 2018, 1.215 scholarships, of these 22 are international, 217 are national and 976 are job vacancy.

In Social and Environmental Business and Management pillar, Santander financed 1.797 photovoltaic systems, with a commitment for 2018 to finance a total of 2,000 systems, through new partnerships, disclosures and offers by Santander Financiamentos. In addition, the Bank obtained the ISO 14001 certification of the Environmental Management System of the Data Center of Campinas, becoming the first data processing center to receive this certification in Brazil. Two other administrative buildings of the Bank that were already certified are Sede Santander and Santander Radar.

Within the scope of climate change, Santander is participating for the second consecutive year of the CDP Supply Chain program with the objective of engaging approximately 250 suppliers to your business to become more efficient and prepared for the low-carbon economy.

10) Independent Audit

                                   Consolidated Financial Statements – June 30, 2018       15

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
MANAGEMENT REPORT
In thousands of Brazilian Real - R$, unless otherwise stated

Banco Santander's policy of including its subsidiaries in contracting services not related to the external audit of its independent auditors is based on Brazilian and international auditing standards that preserve the auditor's independence. This reasoning provides as follows: (i) the auditor should not audit his own work, (ii) the auditor should not perform managerial duties on his client, (iii) the auditor should not promote the interests of his client, and (iv) need for approval of any services by the Bank's Audit Committee.

In compliance with the Instruction of the Securities Commission 381/2003, Banco Santander informs that in the period ended June 30, 2018, PricewaterhouseCoopers did not provide services not related to the independent audit of the Financial Statements of Banco Santander and subsidiaries above 5% of total fees related to independent auditing services, as follows:

In compliance with the Instruction of the Securities Commission 381/2003, Banco Santander informs that in the period ended June 30, 2018, PricewaterhouseCoopers did not provide services not related to the independent audit of the Financial Statements of Banco Santander and subsidiaries above 5% of total fees related to independent auditing services.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, which include an evaluation of the work performed, covering any service that is not independent of the Financial Statements of Banco Santander and its subsidiaries. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor. The acceptance and provision of professional services not related to the external audit during the period ended June 30, 2018 did not affect the independence and objectivity in conducting the external audits carried out in Banco Santander and other entities of the Group, since the above principles were observed.

The Board of Directors

The Executive

(Authorized at the Meeting of the Board of July 24, 2018).

                                   Consolidated Financial Statements – June 30, 2018       16

www.pwc.com.br

(A free translation of the original in Portuguese)

Banco Santander (Brasil) S.A. Parent company and consolidated financial statements at June 30, 2018 and independent auditor's report

(A free translation of the original in Portuguese)

Independent auditor's report

To the Board of Directors and Stockholders

Banco Santander (Brasil) S.A.

Opinion

We have audited the accompanying parent company financial statements of Banco Santander (Brasil) S.A. ("Bank"), which comprise the balance sheet as at June 30, 2018 and the statements of income, changes in equity and cash flows for the six-month period then ended, as well as the accompanying consolidated financial statements of Banco Santander (Brasil) S.A. and its subsidiaries  ("Consolidated"), which comprise the consolidated balance sheet as at June 30, 2018 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended, and notes to the financial statements, including a summary of significant accounting practices.

In our opinion, the parent company and consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A. and of Banco Santander (Brasil) S.A. and its subsidiaries as at June 30, 2018, and the parent company and consolidated financial performance and cash flows for the six-month period then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current six-month period. These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Our audit for the six-month period ended June 30, 2018 was planned and performed considering that the Bank's and consolidated operations did not change significantly in relation to the prior year. In this context, the key audit matters and our audit approach remained mainly aligned with those of the prior year.

 Banco Santander (Brasil) S.A.

Why it is a key audit matter	How the matter was addressed in the audit

Allowance for loan losses (Notes 3i and 8)

The estimation of the allowance for loan losses involves a high level of judgment by management. The establishment of the allowance for loan losses involves the assessment of several assumptions and internal and external factors, including default levels and guarantees of the portfolios, renegotiation policy, and the current and prospective economic scenarios. Accordingly, we focused again on this area in our audit.

This judgment considers several assumptions in the determination of the allowances. The allowance for loan losses is recorded in accordance with the regulatory requirements of BACEN, especially Resolution 2,682 of the National Monetary Council (CMN), and is based on the analyses of outstanding receivables (overdue and not yet due), according to the internal policies that consider the establishment of credit ratings (risk classification). Likewise, it considers the expectation of realization of the loan portfolio, in addition to the requirement of current legislation, based on past experience, current scenario and future expectations, specific portfolio risks and management's assessment of risks in the recording of the allowance.

We updated our understanding and tested the internal controls that are significant in the calculation and recognition of the allowance for loan losses, mainly including the following processes: i) approval of the credit policy; ii) credit analysis; iii) credit granting, and renegotiated transactions; iv) attribution of rating considering the risk of the recoverable value of transactions; v) processing and recording of provisions; vi) reconciliation of accounting balances with the analytical position; and vii) preparation of the notes to the financial statements.

We have also tested the integrity of the database used to calculate the allowance for loan losses, in addition to tests to verify the application of the calculation methodology for this allowance in relation to the ratings attributed, as well as the comparison of the account balances with the analytical reports.

We consider that the criteria and assumptions that management adopted to determine and record the allowance for loan losses are consistent with those adopted in the prior year, and reasonable, in all material respects, in the context of the financial statements.

Recognition and recoverable value of tax credits (Notes 3s, 3t and 11)

The income tax and social contribution credits arising from temporary differences in the calculation bases of these taxes, as well as income tax and social contribution losses, are recognized in the books based on the expectation that future taxable profits will be available for their realization.

The expectation of tax credit realization is based on projections of future results that require judgment by management, including the use of assumptions.

Considering the subjectivity inherent to this process, we focused again on this area in our audit.

We updated our understanding and tested the significant internal controls over the calculation of these tax credits, as well as the estimates of their recoverable value, in accordance with the applicable standards of CMN and BACEN.

We obtained an understanding of the critical assumptions included in result projections, and performed tests regarding the mathematical accuracy of the amounts estimated. In addition, we compared the historical results projected with those actually obtained.

We performed tests to confirm the nature and amounts of the temporary differences and income tax and social contribution losses that could be deducted from the future tax bases with the assistance of our experts in the tax area.

We discussed with Management and the Audit Committee and confirmed the approval of the technical study that supports the realization of the tax credits by the proper management bodies.

We consider that the criteria and assumptions that management used to determine and record the aforementioned tax credits are reasonable, in all material respects, in the context of the financial statements.

Provisions for contingent liabilities (Notes 3q and 23)

Banco Santander and its subsidiaries are parties to tax, labor, and civil proceedings, at the administrative and judicial levels, resulting from the normal course of their business.

In general, these proceedings are terminated after a long period and involve not only discussions on merits, but also complex procedural aspects, in accordance with applicable legislation.

The decision to recognize a contingent liability and the measurement bases require the judgment of the Bank's management, which is periodically reassessed, including when preparing the financial statements, and considering new events. In these circumstances, we focused again on this area in our audit.

We updated our understanding and we tested the relevant internal controls over the identification and recording of contingent liabilities (tax, labor and civil) and the disclosures in accompanying notes, including, among others, the internal controls related to the calculation template used to account for the provisions for labor and civil contingencies that are realized under the historical average loss criteria for actions that are considered as common and similar in nature.

We tested the application of the mathematical models of historical average loss calculation, when applicable, related to labor and civil contingencies. We also tested the ongoing proceedings at the base date of the financial statements.

We performed confirmation procedures with the law firms responsible for the most significant administrative and judicial proceedings to confirm the assessment of the prognosis, also considering the new events that occurred during the six-month period, the completeness of the information, and the correct amount of the provisions.

With the support of our experts, we obtained an understanding of the reasonableness of the estimate of loss in the significant new proceedings.

We consider that the criteria and assumptions that management adopted to determine and record the provisions for contingent liabilities are consistent with those adopted in the prior year, and reasonable, in all material respects, in the context of the financial statements.

Post-employment benefit plans (Notes 3n and 35)

The Bank and its subsidiaries have post-employment benefit plans with characteristics of defined benefit, arising from existing plans in institutions acquired in former years, whose amounts are significant in the context of the financial statements, and involve the need to use an adequate database, and the establishment of assumptions with a high degree of subjectivity, such as: discount, inflation and mortality rates.

We focused again on this area in our audit because changes in assumptions may result in significant impacts on the obligations related to defined benefit plans.

We updated our understanding and tested the significant internal controls that involve the recording and measurement of liabilities arising from post-employment benefit plans. Among others, our tests considered the controls related to the completeness and adequacy of the databases, the existence and correct amount of the assets of the benefit plans, and the approval of assumptions considered in the actuarial calculations.

We updated our understanding of the methodologies of the effective plans and the corresponding amendments during the six-month period as well as the methodologies and judgments used by management to determine the assumptions applied in the calculation of the obligations in comparison with market parameters and effective accounting practices.

We confirmed the consistency of the most significant assumptions adopted in the actuarial calculations with those adopted in the last annual actuarial assessment, and also evaluated the reasonableness of the changes in assumptions made by management.

Also, on a sample basis, we tested the existence and the recalculation of the fair value of the plan financial assets.

We consider that the criteria and assumptions that management adopted to determine and record the provision for post-employment benefit plans are reasonable, in all material respects, in the context of the financial statements.

 Banco Santander (Brasil) S.A.

Measurement of the fair value of certain financial instruments and derivatives with low liquidity and without an active market (Notes 3g, 3h and 6)

In our audit, we focused again on the measurement of the fair value of financial instruments due to its significance in the context of the financial statements and the involvement of a high level of judgment by management, since a portion of these instruments depend on valuation techniques carried out through internal models, which are based on certain assumptions for the valuation of instruments with low liquidity and without an active market and/or observable data. These financial instruments with low liquidity and no active market mostly comprise investments in securities issued by companies and derivative contracts.

We updated our understanding and tested the significant internal controls that involve the measurement, recognition, and disclosure of the fair value of financial instruments and derivatives.

With the assistance of our experts in the pricing of financial instruments, we updated our understanding of the pricing calculation methodologies, analyzed the reasonableness of the assumptions used by management to prepare pricing curves and internal models, and also verified the alignment of these assumptions and models with the practices adopted in the market.

We performed independent valuation tests of certain transactions, selected on sampling basis.

We consider that the criteria and assumptions adopted by management to measure the fair value of these financial instruments and derivatives are reasonable, in all material respects, in the context of the financial statements.

Information technology environment (Note 36)

The Bank has a business environment that is highly dependent on technology, requiring a complex infrastructure to support the high volume of transactions processed daily in its several systems.

The risks inherent to information technology, associated with deficiencies in processes and controls that support the processing of the technology systems, considering the legacy systems and existing technology environments, could result in the incorrect processing of critical information, including those used in the preparation of the financial statements. Therefore, we decided to focus again on this area in our audit.

With the assistance of our system experts, we updated our evaluation of the design and tested the operating effectiveness of the controls related to the management of the information technology environment, including the compensating controls established.

The procedures carried out involved the combination of the control tests, and, when applicable, the testing of compensating controls, as well as the conduction of tests regarding the key processes related to information security, the development and maintenance of systems, and the operation of computers related to the infrastructure that supports the Bank's business.

As a result of this work, we considered that the technology environment processes and controls provided a reasonable basis to determine the nature and extent of our audit procedures on the financial statements.

 Banco Santander (Brasil) S.A.

Other matters

Statements of value added

The parent company and consolidated statements of value added for the six-month period ended June 30, 2018, prepared under the responsibility of the Bank's management and presented as supplementary information for BACEN purposes, were submitted to the audit procedures executed in conjunction with our audit of the Bank's financial statements. The presentation of these statements of value added is required by the Brazilian corporate legislation for listed companies. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Added Value". In our opinion, these statements of value added have been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and are consistent with the financial statements taken as a whole.

Other information accompanying the parent company and consolidated financial statements and the auditor's report

The Bank's management is responsible for the other information that comprises the Management Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the parent company and consolidated financial statements

Management is responsible for the preparation and fair presentation of these parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by BACEN, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company and consolidated financial statements, management is responsible for assessing the ability of the Bank and its subsidiaries to continue as going concern, disclosing, as applicable, matters related to operational continuity and using the going concern basis of accounting unless management either intends to liquidate the Bank and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

 Banco Santander (Brasil) S.A.

Those charged with governance are responsible for overseeing the financial reporting process of the Bank and its subsidiaries.

Auditor's responsibilities for the audit of the parent company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•        Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•        Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries.

•        Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•        Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Bank and its subsidiaries to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries to cease to continue as a going concern.

•        Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether these parent company and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•        Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

 Banco Santander (Brasil) S.A.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current six-month period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, July 24, 2018

PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5	Edison Arisa Pereira Contador CRC 1SP127241/O-0

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
BALANCE SHEETS
In thousands of Brazilian Real - R$, unless otherwise stated.

		Bank		Consolidated
	Notes	06/30/2018	06/30/2017	06/30/2018	06/30/2017

Current Assets		445,606,826	361,595,864	477,039,528	379,951,740
Cash	4	11,517,424	8,005,900	11,884,321	8,261,170
Interbank Investments	5	76,505,416	74,029,149	52,907,091	51,344,170
Money Market Investments		40,289,675	38,829,567	40,289,675	38,899,566
Interbank Deposits		26,634,375	23,815,352	3,035,406	1,059,884
Foreign Currency Investments		9,581,366	11,384,230	9,582,010	11,384,720
Securities and Derivative Financial Instruments	6	81,489,083	58,071,224	93,278,964	64,858,773
Own Portfolio		24,488,727	24,060,189	36,142,404	26,714,696
Subject to Repurchase Commitments		48,501,138	30,070,504	38,079,816	22,596,608
Derivative Financial Instruments		6,930,424	3,663,557	13,870,394	11,813,236
Deposited in the Central Bank		6,421	9,353	64,301	39,771
Privatization Currencies		740	835	740	835
Pledged in Guarantees		1,561,633	266,786	5,121,309	3,693,627
Interbank Accounts	7	78,923,626	67,472,827	90,429,473	67,861,196
Payments and Receipts Pending Settlement		9,889,456	1,865,666	20,989,075	1,865,666
Restricted Deposits:		68,999,075	64,625,300	69,421,123	65,013,669
Central Bank Deposits		68,993,634	64,623,451	69,415,682	65,011,820
National Housing System (SFH)		5,441	1,849	5,441	1,849
Interbank Transfers		15,820	956,676	-	956,676
Correspondents		19,275	25,185	19,275	25,185
Lending Operations	8	82,728,461	70,876,854	107,122,473	97,745,448
Public Sector		4,415	6,223	4,415	6,223
Private Sector		86,548,135	74,530,329	111,695,867	101,810,963
Lending Operations Assignment		-	-	62,649	254,072
(Allowance for Loan Losses)	8,f	(3,824,089)	(3,659,698)	(4,640,458)	(4,325,810)
Leasing Operations	8	-	-	1,272,714	1,388,713
Private Sector		-	-	1,295,869	1,415,486
(Allowance for Lease Losses)	8,f	-	-	(23,155)	(26,773)
Other Receivables		112,994,832	81,895,544	118,125,389	86,529,904
Credits for Avals and Sureties Honored		86,834	155,152	86,834	155,152
Foreign Exchange Portfolio	9	62,449,630	43,875,289	62,449,630	43,875,289
Income Receivable		2,274,800	717,526	1,759,744	723,560
Trading Account	10	482,476	1,012,205	1,001,741	1,306,631
Deferred Taxes	11	7,502,416	8,187,816	8,217,342	9,137,165
Others	12	40,788,308	28,366,454	45,268,830	31,798,545
(Allowance for Other Receivables Losses)	8,f	(589,632)	(418,898)	(658,732)	(466,438)
Other Assets		1,447,984	1,244,366	2,019,103	1,962,366
Non-Current Assets Held for Sale	13	-	130,713	-	130,713
Other Assets		1,083,423	850,617	1,510,684	1,357,437
(Allowance for Valuation)		(291,296)	(345,365)	(343,451)	(411,207)
Prepaid Expenses		655,857	608,401	851,870	885,423

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – June 30, 2018       24

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
BALANCE SHEETS
In thousands of Brazilian Real - R$, unless otherwise stated.

			Bank		Consolidated
	Notes	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Long-Term Assets		250,616,119	294,803,910	251,260,807	261,042,838
Interbank Investments	5	29,116,462	17,564,474	387,512	254,929
Interbank Deposits		29,116,462	17,564,474	387,512	254,929
Securities and Derivative Financial Instruments	6	102,059,619	142,154,008	94,137,649	103,531,861
Own Portfolio		21,299,409	28,057,587	21,960,720	21,396,866
Subject to Repurchase Commitments		62,928,628	94,841,657	52,552,759	61,763,717
Derivative Financial Instruments		4,882,785	6,415,008	4,942,571	6,537,050
Deposited with the Central Bank		1,879,096	2,293,487	1,879,096	2,293,487
Privatization Currencies		999	1,536	999	1,536
Pledged in Guarantees		9,937,412	10,544,733	11,670,214	11,539,205
Securities Obtained from Commitments with Free Mover		1,131,290	-	1,131,290	-
Interbank Accounts	7	265,764	273,429	265,764	273,429
Restricted Deposits:		265,764	273,429	265,764	273,429
National Housing System (SFH)		265,764	273,429	265,764	273,429
Lending Operations	8	85,102,661	85,541,789	114,672,423	101,035,508
Public Sector		290,587	69,194	290,587	69,194
Private Sector		96,206,498	96,542,769	126,605,634	112,759,995
Lending Operations Related to Assignment		-	166,907	-	166,907
(Allowance for Loan Losses)	8,f	(11,394,424)	(11,237,081)	(12,223,798)	(11,960,588)
Leasing Operations	8	-	1	1,258,624	1,253,383
Private Sector		-	1	1,309,338	1,292,064
(Allowance for Lease Losses)	8,f	-	-	(50,714)	(38,681)
Other Receivables		33,549,966	48,743,934	39,903,564	54,110,386
Receivables for Guarantees Honored		403,735	217,817	403,735	217,817
Foreign Exchange Portfolio	9	3,486,161	1,349,281	3,486,161	1,349,281
Income Receivable		165,099	211,475	165,099	211,475
Deferred Taxes	11	17,696,948	16,630,276	20,344,286	18,775,476
Others	12	12,199,301	30,672,241	16,003,485	33,967,324
(Allowance for Other Receivables Losses)	8,f	(401,278)	(337,156)	(499,202)	(410,987)
Other Assets		521,647	526,275	635,271	583,342
Temporary Assets		1,622	101,765	1,631	101,773
(Allowance for Losses)		(1,622)	(1,765)	(1,631)	(1,773)
Prepaid Expenses		521,647	426,275	635,271	483,342

Permanent Assets		28,339,591	27,067,669	10,770,777	12,055,863
Investments		19,388,047	17,633,773	440,037	372,046
Investments in Affiliates and Subsidiaries:	15	19,367,222	17,614,342	419,177	352,301
Domestic		15,892,224	14,784,982	419,177	352,301
Foreign		3,474,998	2,829,360	-	-
Other Investments		45,351	50,639	50,964	56,467
(Allowance for Losses)		(24,526)	(31,208)	(30,104)	(36,722)
Fixed Assets	16	5,661,377	5,792,681	6,345,521	7,174,288
Real Estate in Use		2,490,789	2,510,711	2,691,175	2,824,668
Others Fixed Assets		11,846,302	11,154,741	13,089,156	12,920,893
(Accumulated Depreciation)		(8,675,714)	(7,872,771)	(9,434,810)	(8,571,273)
Intangible Assets	17	3,290,167	3,641,215	3,985,219	4,509,529
Goodwill		26,419,016	26,120,037	27,758,074	27,459,096
Others Intangible Assets		8,902,538	9,054,525	9,486,098	9,556,539
(Accumulated Amortization)		(32,031,387)	(31,533,347)	(33,258,953)	(32,506,106)
Total Assets		724,562,536	683,467,443	739,071,112	653,050,441

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – June 30, 2018       25

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
BALANCE SHEETS
In thousands of Brazilian Real - R$, unless otherwise stated.

			Bank		Consolidated
	Notes	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Current Liabilities		484,310,397	483,265,716	488,040,496	446,880,719
Deposits	18,a	181,626,789	159,314,833	178,365,269	119,132,346
Demand Deposits		17,280,179	16,181,314	17,369,253	16,175,261
Savings Deposits		42,570,994	37,063,761	42,570,994	37,063,761
Interbank Deposits		6,350,438	41,576,265	3,649,296	2,376,196
Time Deposits		115,425,178	64,493,493	114,771,443	63,516,999
Other Deposits		-	-	4,283	129
Money Market Funding	18,b	129,821,579	134,348,416	114,400,258	122,519,798
Own Portfolio		111,201,854	121,243,006	100,780,476	118,313,262
Third Parties		17,274,900	9,233,670	12,274,957	334,796
Linked to Trading Portfolio Operations		1,344,825	3,871,740	1,344,825	3,871,740
Funds from Acceptance and Issuance of Securities	18,c	34,301,909	72,382,827	36,018,745	74,201,290
Exchange Acceptances		-	-	596,685	550,982
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		31,088,981	68,113,470	32,209,132	69,380,951
Securities Issued Abroad		1,760,065	3,381,921	1,760,065	3,381,921
Funding by Structured Operations Certificates		1,452,863	887,436	1,452,863	887,436
Interbank Accounts	7	1,534,258	1,789,616	1,731,662	1,789,616
Receipts and Payments Pending Settlement		1,393,747	1,667,988	1,591,151	1,667,988
Interbank Transfers		-	-	-	-
Correspondents		140,511	121,628	140,511	121,628
Interbank Accounts		2,854,073	2,718,940	2,854,073	2,718,940
Third-Party Funds in Transit		2,852,944	2,718,807	2,852,944	2,718,807
Internal Transfers of Assets		1,129	133	1,129	133
Borrowings	18,e	39,169,376	28,369,772	37,952,795	27,145,739
Local Borrowings - Other Institutions		-	-	43,670	96,727
Foreign Borrowings		39,169,376	28,369,772	37,909,125	27,049,012
Domestic Onlendings - Official Institutions	18,e	2,397,258	5,284,626	2,397,258	5,284,626
National Economic and Social Development Bank (BNDES)		1,258,287	2,889,097	1,258,287	2,889,097
Federal Savings and Loan Bank (CEF)		3,413	3,836	3,413	3,836
National Equipment Financing Authority (FINAME)		976,144	2,237,026	976,144	2,237,026
Other Institutions		159,414	154,667	159,414	154,667
Derivative Financial Instruments	6	5,670,093	3,331,840	12,648,861	11,482,135
Derivative Financial Instruments		5,670,093	3,331,840	12,648,861	11,482,135
Other Payables		86,935,062	75,724,846	101,671,575	82,606,229
Collected Taxes and Other		1,421,840	1,347,048	1,447,734	1,380,000
Foreign Exchange Portfolio	9	56,596,809	38,419,277	56,596,809	38,419,277
Social and Statutory		1,042,581	386,289	1,077,994	411,199
Tax and Social Security	19	571,134	1,136,049	1,126,503	1,820,893
Trading Account	10	713,581	127,294	1,718,671	600,497
Subordinated Debt	20	-	493,564	-	493,564
Debt Instruments Eligible to Compose Capital	21	112,990	112,989	112,990	112,989
Others	22	26,476,127	33,702,336	39,590,874	39,367,810

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – June 30, 2018       26

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
BALANCE SHEETS
In thousands of Brazilian Real - R$, unless otherwise stated.

			Bank		Consolidated
	Notes	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Long-Term Liabilities		176,642,351	139,033,121	185,207,065	142,248,281
Deposits	18,a	65,323,759	62,789,361	63,388,817	59,483,019
Interbank Deposits		970,717	2,873,132	549,590	518,165
Time Deposits		64,353,042	59,916,229	62,839,227	58,964,854
Money Market Funding	18,b	18,754,580	27,563,237	18,754,580	27,563,237
Own Portfolio		217,820	2,477,107	217,820	2,477,107
Linked to Trading Portfolio Operations		18,536,760	25,086,130	18,536,760	25,086,130
Funds from Acceptance and Issuance of Securities	18,c	38,079,698	8,529,425	41,026,367	10,938,005
Exchange Acceptances		-	-	669,354	519,796
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		33,961,052	8,076,017	36,238,367	9,964,801
Securities Issued Abroad		3,318,964	10,597	3,318,964	10,597
Funding by Structured Operations Certificates		799,682	442,811	799,682	442,811
Borrowings	18,e	8,529,028	465,988	8,606,232	861,752
Local Borrowings - Other Institutions		-	-	77,204	395,764
Foreign Borrowings		8,529,028	465,988	8,529,028	465,988
Domestic Onlendings - Official Institutions	18,e	11,931,370	11,556,983	11,931,370	11,556,983
National Economic and Social Development Bank (BNDES)		6,557,987	7,200,942	6,557,987	7,200,942
Federal Savings and Loan Bank (CEF)		81,508	91,365	81,508	91,365
National Equipment Financing Authority (FINAME)		5,290,466	4,260,140	5,290,466	4,260,140
Other Institutions		1,409	4,536	1,409	4,536
Derivative Financial Instruments	6	5,064,745	5,233,302	5,144,288	5,436,691
Derivative Financial Instruments		5,064,745	5,233,302	5,144,288	5,436,691
Other Payables		28,959,171	22,894,825	36,355,411	26,408,594
Foreign Exchange Portfolio	9	2,256,051	1,215,827	2,256,051	1,215,827
Tax and Social Security	19	1,747,755	1,743,031	2,144,089	2,098,846
Trading Account	10	-	734	-	734
Debt Instruments Eligible to Compose Capital	21	9,722,041	8,325,272	9,722,041	8,325,272
Others	22	15,233,324	11,609,961	22,233,230	14,767,915

Deferred Income		291,143	332,503	422,982	519,396
Deferred Income		291,143	332,503	422,982	519,396

Stockholders' Equity	24	63,318,645	60,836,103	63,324,763	60,857,536
Capital:		57,000,000	57,000,000	57,000,000	57,000,000
Brazilian Residents		4,808,186	4,808,186	4,808,186	4,808,186
Foreign Residents		52,191,814	52,191,814	52,191,814	52,191,814
Capital Reserves		95,122	359,687	97,696	361,250
Profit Reserves		8,645,598	6,053,294	8,649,142	6,052,109
Adjustment to Fair Value		(2,065,184)	(1,899,809)	(2,065,184)	(1,878,754)
Retained Earnings		-	-	-	-
(-) Treasury Shares		(356,891)	(677,069)	(356,891)	(677,069)

Non Controlling Interest	24,f	-	-	2,075,806	2,544,509

Total Stockholders' Equity		63,318,645	60,836,103	65,400,569	63,402,045

Total Liabilities		724,562,536	683,467,443	739,071,112	653,050,441

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – June 30, 2018       27

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
INCOME STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

			Bank		Consolidated
	Notes	01/01 to 06/30/2018	01/01 to 06/30/2017	01/01 to 06/30/2018	01/01 to 06/30/2017

Income Related to Financial Operations		36,018,824	39,779,081	39,604,937	39,726,635
Loan Operations		21,904,252	18,761,132	28,171,391	23,614,295
Leasing Operations		-	-	175,341	210,894
Securities Transactions	6.a	15,016,557	14,956,539	12,423,693	9,742,202
Derivatives Transactions		(3,735,939)	1,016,304	(4,010,089)	1,093,569
Foreign Exchange Operations		1,020,491	1,921,608	1,016,717	1,919,546
Operations of Sale or Transfer of Financial Assets		6,771	-	9,762	4,475
Compulsory Deposits		1,806,692	3,123,498	1,818,122	3,141,654

Expenses on Financial Operations		(29,295,375)	(29,755,255)	(30,239,891)	(27,195,978)
Funding Operations Market	18.d	(16,184,406)	(23,178,243)	(15,498,229)	(19,697,903)
Borrowings and Onlendings Operations		(7,498,808)	(1,391,534)	(8,107,708)	(1,536,919)
Leasing Operations		(6)	(19)	-	-
Operations of Sale or Transfer of Financial Assets		(138,268)	-	(143,494)	-
Allowance for Loan Losses	8.f	(5,473,887)	(5,185,459)	(6,490,460)	(5,961,156)

Gross Income Related to Financial Operations		6,723,449	10,023,826	9,365,046	12,530,657

Other Operating Revenues (Expenses)		(2,618,242)	(4,897,903)	(4,462,946)	(6,424,513)
Banking Service Fees	27	4,595,073	4,227,312	6,044,776	5,473,803
Income Related to Bank Charges	27	1,996,314	1,644,795	2,364,049	2,027,491
Personnel Expenses	28	(3,366,665)	(3,425,266)	(3,694,757)	(3,740,663)
Other Administrative Expenses	29	(4,486,726)	(4,956,564)	(5,216,345)	(5,684,534)
Tax Expenses	30	(1,039,769)	(1,329,403)	(1,512,092)	(1,729,439)
Investments in Affiliates and Subsidiaries	15	1,288,129	882,644	8,999	16,009
Other Operating Revenues	31	2,765,199	1,712,644	3,078,902	2,039,865
Other Operating Expenses	32	(4,369,797)	(3,654,065)	(5,536,478)	(4,827,045)

Operating Income		4,105,207	5,125,923	4,902,100	6,106,144

Non-Operating Income	33	20,995	(212,188)	27,276	(278,077)

Income Before Taxes on Income and Profit Sharing		4,126,202	4,913,735	4,929,376	5,828,067

Income Tax and Social Contribution	34	2,505,015	(583,413)	1,936,078	(1,268,874)
Provision for Income Tax		(13,134)	(733,994)	(373,932)	(1,166,182)
Provision for Social Contribution Tax		4,123	(557,949)	(233,043)	(881,297)
Deferred Tax Credits		2,514,026	708,530	2,543,053	778,605

Profit Sharing		(839,779)	(622,131)	(900,141)	(664,928)

Non Controlling Interest	24.f	-	-	(173,367)	(190,344)

Net Income		5,791,438	3,708,191	5,791,946	3,703,921

Number of Shares (Thousands)	24.a	7,476,701	7,502,370
Net Income per Thousand Shares (R$)		774,60	494,27

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – June 30, 2018       28

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - BANK
In thousands of Brazilian Real - R$, unless otherwise stated.

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Total

Balances as of December 31, 2016		57,000,000	395,925	2,114,456	909,925	(136,813)	68,598	(2,083,480)	-	(514,034)	57,754,577
Employee Benefit Plans		-	-	-	-	-	-	(441,896)	-	-	(441,896)
Treasury Shares		-	-	-	-	-	-	-	-	(163,011)	(163,011)
Result of Treasury Shares	24,d	-	(344)	-	-	-	-	-	-	-	(344)
Reservations for Share - Based Payment		-	(35,894)	-	-	-	-	-	-	-	(35,894)
Adjustment to Fair Value - Securities and											-
Derivative Financial Instruments		-	-	-	-	644,359	49,423	-	-	-	693,782
Restructuring of Capital		-	-	-	-	-	-	-	-	(24)	(24)
Net Income		-	-	-	-	-	-	-	3,708,191	-	3,708,191
Allocations:
Legal Reserve	24,c	-	-	176,445	-	-	-	-	(176,445)	-	-
Interest on Capital	24,b	-	-	-	-	-	-	-	(500,000)	-	(500,000)
Reserve for Dividend Equalization	24,c	-	-	-	2,852,468	-	-	-	(2,852,468)	-	-
First Time Adoption: Financial Guarantees Provided - CMN Resolution nº 4,512 (Note 3,w and 22)		-	-	-	-	-	-	-	(179,278)	-	(179,278)
Balances as of June 30, 2017		57,000,000	359,687	2,290,901	3,762,393	507,546	118,021	(2,525,376)	-	(677,069)	60,836,103
Changes in the Period		-	(36,238)	176,445	2,852,468	644,359	49,423	(441,896)	-	(163,035)	3,081,526

Balances as of December 31, 2017		57,000,000	172,398	2,505,285	1,548,875	1,030,563	89,648	(2,704,383)	-	(148,440)	59,493,946
Employee Benefit Plans		-	-	-	-	-	-	342,970	-	-	342,970
Treasury Shares		-	-	-	-	-	-	-	-	(208,426)	(208,426)
Treasury Shares Result	24,d	-	(8,112)	-	-	-	-	-	-	-	(8,112)
Reservations for Share - Based Payment		-	(69,164)	-	-	-	-	-	-	-	(69,164)
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	(790,906)	(33,076)	-	-	-	(823,982)
Restructuring of Capital		-	-	-	-	-	-	-	-	(25)	(25)
Net Income		-	-	-	-	-	-	-	5,791,438	-	5,791,438
Allocations:
Legal Reserve	24,c	-	-	289,572	-	-	-	-	(289,572)	-	-
Dividends	24,b	-	-	-	-	-	-	-	(600,000)	-	(600,000)
Interest on Capital	24,b	-	-	-	-	-	-	-	(600,000)	-	(600,000)
Reserve for Dividend Equalization	24,c	-	-	-	4,301,866	-	-	-	(4,301,866)	-	-
Balances as of June 30, 2018		57,000,000	95,122	2,794,857	5,850,741	239,657	56,572	(2,361,413)	-	(356,891)	63,318,645
Changes in the Period		-	(77,276)	289,572	4,301,866	(790,906)	(33,076)	342,970	-	(208,451)	3,824,699

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – June 30, 2018       29

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - CONSOLIDATED
In thousands of Brazilian Real - R$, unless otherwise stated.

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others					Total
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury	Stockholders'	Minority	Stockholders'
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Equity	Interest	Equity

Balances as of December 31, 2016		57,000,000	396,951	2,114,456	925,003	(135,970)	68,598	(2,083,480)	-	(514,034)	57,771,524	2,525,746	60,297,270
Employee Benefit Plans	24.d	-	-	-	-	-	-	(441,896)	-	-	(441,896)	-	(441,896)
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(163,011)	(163,011)	-	(163,011)
Result of Treasury Shares	24,d	-	(344)	-	-	-	-	-	-	-	(344)	-	(344)
Reservations for Share - Based Payment		-	(35,357)	-	-	-	-	-	-	-	(35,357)	-	(35,357)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	644,359	49,423	-	-	-	693,782	-	693,782
Restructuring of Capital	24.d	-	-	-	-	-	-	-	-	(24)	(24)	-	(24)
Net Income		-	-	-	-	-	-	-	3,703,921	-	3,703,921	-	3,703,921
Allocations:
Legal Reserve		-	-	176,446	-	-	-	-	(176,446)	-	-	-	-
Interest on Capital	24.b	-	-	-	-	-	-	-	(500,000)	-	(500,000)	-	(500,000)
Reserve for Dividend Equalization		-	-	-	2,836,204	20,212	-	-	(2,848,197)	-	8,219	-	8,219
Non Controlling Interest Results	24.f	-	-	-	-	-	-	-	-	-	-	190,344	190,344
First Time Adoption: Financial Guarantees Provided - CMN Resolution nº 4,512 (Note 3,w and 22,a)		-	-	-	-	-	-	-	(179,278)	-	(179,278)	-	(179,278)
Others		-	-	-	-	-	-	-	-	-	-	(171,581)	(171,581)
Balances as of June 30, 2017		57,000,000	361,250	2,290,902	3,761,207	528,601	118,021	(2,525,376)	-	(677,069)	60,857,536	2,544,509	63,402,045
Changes in the Period		-	(35,701)	176,446	2,836,204	664,571	49,423	(441,896)	-	(163,035)	3,086,012	18,763	3,104,775

Balances as of December 31, 2017		57,000,000	174,616	2,505,286	1,552,664	1,030,563	89,648	(2,704,383)	-	(148,440)	59,499,954	1,896,692	61,396,646
Employee Benefit Plans		-	-	-	-	-	-	342,970	-	-	342,970	-	342,970
Treasury Shares	24.d	-	(8,112)	-	-	-	-	-	-	(208,426)	(216,538)	-	(216,538)
Result of Treasury Shares	24.d	-	(68,808)	-	-	-	-	-	-	-	(68,808)	-	(68,808)
Reservations for Share - Based Payment		-	-	-	-	-	-	-	-	-	-	-	-
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(790,906)	(33,076)	-	-	-	(823,982)	-	(823,982)
Restructuring of Capital	24.d	-	-	-	-	-	-	-	-	(25)	(25)	-	(25)
Net Income		-	-	-	-	-	-	-	5,791,946	-	5,791,946	-	5,791,946
Allocations:
Legal Reserve		-	-	289,572	-	-	-	-	(289,572)	-	-	-	-
Dividends	24.b	-	-	-	-	-	-	-	(600,000)	-	(600,000)	-	(600,000)
Interest on Capital	24.b	-	-	-	-	-	-	-	(600,000)	-	(600,000)	-	(600,000)
Reserve for Dividend Equalization		-	-	-	4,301,620	-	-	-	(4,302,374)	-	(754)	-	(754)
Non Controlling Interest Results	24.f	-	-	-	-	-	-	-	-	-	-	173,367	173,367
Others		-	-	-	-	-	-	-	-	-	-	5,747	5,747
Balances as of June 30, 2018		57,000,000	97,696	2,794,858	5,854,284	239,657	56,572	(2,361,413)	-	(356,891)	63,324,763	2,075,806	65,400,569
Changes in the Period		-	(76,920)	289,572	4,301,620	(790,906)	(33,076)	342,970	-	(208,451)	3,824,809	179,114	4,003,923

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – June 30, 2018       30

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
CASH FLOW STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

		Bank		Consolidated
	Notes	01/01 to 06/30/2018	01/01 to 06/30/2017	01/01 to 06/30/2018	01/01 to 06/30/2017
Operational Activities
Net Income		5.791.438	3.708.191	5.791.946	3.703.921
Adjustment to Net Income		6.251.471	6.360.411	8.999.218	8.566.703
Allowance for Loan Losses	8.f	5.473.887	5.185.459	6.490.460	5.961.156
Provision for Legal Proceedings and Administrative and Legal Obligations		1.279.643	1.501.240	1.419.544	1.771.170
Deferred Tax Credits		(2.100.252)	(1.037.787)	(2.133.740)	(1.129.351)
Equity in Affiliates and Subsidiaries	15	(1.288.129)	(882.644)	(8.999)	(16.009)
Depreciation and Amortization	29	981.025	1.653.558	1.242.880	1.902.254
Recognition (Reversal) Allowance for Other Assets Losses	33	14.675	266.948	10.574	332.769
Gain (Loss) on Sale of Other Assets	33	(50.567)	(2.145)	(40.248)	(3.169)
Gain (Loss) on Impairment of Assets	32	305.864	22.215	305.864	22.215
Gain (Loss) on Sale of Investments	33	-	(1.787)	(8.588)	1.026
Provision for Financial Guarantees	31	(105.590)	(48.668)	(105.590)	(48.668)
Monetary Adjustment of Escrow Deposits	31	(274.784)	(241.911)	(336.075)	(322.961)
Recoverable Taxes	31	(87.996)	(109.848)	(113.559)	(150.390)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		(1.068)	(293)	(1.068)	(293)
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		2.119.334	106.260	2.119.334	106.260
Others		(14.571)	(50.186)	158.429	140.694
Changes on Assets and Liabilities		(117.450)	24.454.519	(2.131.911)	23.371.633
Decrease (Increase) in Interbank Investments		(12.801.420)	5.271.685	(6.372.026)	9.625.639
Decrease (Increase) in Securities and Derivative Financial Instruments		1.594.162	19.088.762	(18.825.502)	(1.086.328)
Decrease (Increase) in Lending and Leasing Operations		(16.656.690)	(4.926.844)	(23.010.167)	(9.370.914)
Decrease (Increase) in Deposits on Central Bank of Brazil		(6.609.527)	(3.801.903)	(6.634.212)	(3.813.172)
Decrease (Increase) in Other Receivables		5.530.407	51.416.950	4.496.772	51.638.538
Decrease (Increase) in Other Assets		(309.069)	(183.987)	(328.535)	(104.552)
Net Change on Other Interbank and Interbranch Accounts		(3.043.239)	(843.174)	(1.510.354)	(843.218)
Increase (Decrease) in Deposits		16.982.485	13.244.541	38.221.943	32.910.202
Increase (Decrease) in Money Market Funding		5.868.717	(9.652.069)	3.192.821	(10.840.702)
Increase (Decrease) in Borrowings		9.662.670	(2.708.816)	9.495.640	(2.641.234)
Increase (Decrease) in Other Liabilities		311.292	(42.418.042)	856.288	(41.478.384)
Increase (Decrease) in Change in Deferred Income		(62.070)	(32.584)	(88.404)	(45.010)
Income Tax Recovered/(Paid)		(585.168)	-	(1.626.175)	(579.232)
Net Cash Provided by (Used in) Operational Activities		11.925.459	34.523.121	12.659.253	35.642.257
Investing Activities
Increase in Equity at Affiliates and Subsidiaries	15	(187.000)	-	-	-
Purchase of Investment		(200)	(358)	(289)	(358)
Purchase of Fixed Assets		(487.211)	(257.329)	(599.330)	(389.151)
Purchase of Intangible Assets		(178.233)	(552.840)	(217.477)	(584.419)
Acquisition of Non-Current Assets Held for Sale	13	-	(43.713)	-	(43.713)
Net Cash Received on Sale/Reduction of Investments		1.405	3.336	10.305	5.563
Acquisition of Affiliates, less Net Cash in acquisition		(111.224)	-	(111.224)	(8.464)
Proceeds from Assets not in Use		145.341	31.654	195.995	44.508
Proceeds from Property for Own Use		103.196	14.998	125.345	34.644
Dividends and Interest on Capital Received		592.885	831.598	63.269	90.335
Change in the Scope of Consolidation	2	-	-	2	(3.758)
Net Cash Provided by (Used in) Investing Activities		(121.041)	27.346	(533.404)	(854.813)
Financing Activities
Purchase of Own Share	24.d	(208.426)	(163.011)	(208.426)	(163.011)
Issuance of Long - Term Emissions		35.259.838	22.433.722	36.453.711	23.479.864
Long - Term Payments		(40.764.759)	(47.673.547)	(41.643.656)	(48.839.090)
Subordinated Debts - Payments		(544.566)	-	(544.566)	-
Debt Instruments Eligible to Compose Capital - Payments		(318.659)	(311.362)	(318.659)	(311.362)
Dividends and Interest on Capital Paid		(4.935.666)	(4.604.204)	(5.012.880)	(4.811.109)
Increase (decrease) in Minority Interest		-	-	(138.588)	(49.446)
Capital Increase in Controlled Companies Held by Minority Interest		-	-	98.000	-
Net Cash Provided by (Used in) Financing Activities		(11.512.238)	(30.318.402)	(11.315.064)	(30.694.154)
Exchange Variation on Cash and Cash Equivalents		1.068	293	1.068	293
Increase (Decrease) in Cash and Cash Equivalents		293.248	4.232.358	811.853	4.093.583
Cash and Cash Equivalents at the Beginning of Period	4	22.664.381	17.847.678	22.513.317	18.133.177
Cash and Cash Equivalents at the End of Period	4	22.957.629	22.080.036	23.325.170	22.226.760

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – June 30, 2018       31

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF VALUE ADDED
In thousands of Brazilian Real - R$, unless otherwise stated.

		Bank				Consolidated
	Notes	01/01 to 06/30/2018		01/01 to 06/30/2017		01/01 to 06/30/2018			01/01 to 06/30/2017

Income Related to Financial Operations		36.018.824		39.779.081		39.604.937			39.726.635
Income Related to Bank Charges and Banking Service Fees	27	6.591.387		5.872.107		8.408.825			7.501.294
Allowance for Loans Losses	8.f	(5.473.887)		(5.185.459)		(6.490.460)			(5.961.156)
Other Revenues and Expenses		1.236.287		(2.131.394)		418.617			(3.043.042)
Financial Expenses		(23.821.488)		(24.569.796)		(23.749.431)			(21.234.822)
Third-party Input		(3.459.168)		(2.964.934)		(3.916.700)			(3.434.950)
Materials, Energy and Others		(118.909)		(121.198)		(122.442)			(124.906)
Third-Party Services	29	(888.511)		(944.673)		(1.096.786)			(1.130.258)
Impairment of Assets	32	(305.864)		(22.215)		(305.864)			(22.215)
Others		(2.145.884)		(1.876.848)		(2.391.608)			(2.157.571)
Gross Added Value		11.091.955		10.799.605		14.275.788			13.553.959
Retentions
Depreciation and Amortization	29	(981.025)		(1.653.558)		(1.242.880)			(1.902.254)
Added Value Produced Net		10.110.930		9.146.047		13.032.908			11.651.705
Added Value Received from Transfer
Investments in Affiliates and Subsidiaries	15	1.288.129		882.644		8.999			16.009
Added Value to Distribute		11.399.059		10.028.691		13.041.907			11.667.714
Added Value Distribution
Employee		3.742.291	32,8%	3.583.930	35,7%	4.073.895	31,2%		3.896.383	33,4%
Compensation	28	1.912.114		1.984.640		2.083.650			2.171.898
Benefits	28	651.484		676.264		715.049			728.280
Government Severance Indemnity Funds for Employees - FGTS		188.974		183.676		215.210			200.834
Others		989.719		739.350		1.059.986			795.371
Taxes and Contributions		1.512.933	13,3%	2.376.283	23,7%	2.640.070	20,2%		3.507.521	30,1%
Federal		1.164.081		2.112.416		2.189.432			3.193.813
State		432		435		473			548
Municipal		348.420		263.432		450.165			313.160
Compensation of Third-Party Capital - Rental	29	352.397	3,1%	360.287	3,6%	362.629	2,8%		369.545	3,2%
Remuneration of Interest on Capital		5.791.438	50,8%	3.708.191	37,0%	5.965.313	45,7%		3.894.265	33,4%
Dividends	24.b	600.000		-		600.000			-
Interest on Equity	24.b	600.000		500.000		600.000			500.000
Profit Reinvestment		4.591.438		3.208.191		4.591.946			3.203.921
Participation Results of Non-Controlling Shareholders	24.f	-		-		173.367			190.344
Total		11.399.059	100,0%	10.028.691	100,0%	13.041.907	99,9%	-	11.667.714	100,1%

The accompanying notes from Management are an integral part of these financial statements.

Individual and Consolidated Financial Statements – June 30, 2018       32

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

1.            General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Group (Conglomerate Santander) towards the Central Bank of Brazil (Bacen), established as a corporation, with head office at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, loans and advances, mortgage loans, leasing, credit card operations and foreign exchange. Through its subsidiaries, the Bank also operates on the means of payment business, leasing, shares club management, securities and insurance brokerage operations, capitalization, management and recovery of non-performing loans. The Bank's activities are conducted within the context of a group of institutions that operate on an integrated basis in the financial market. The corresponding benefits and costs of providing services are absorbed between them, and are conducted in the normal course of business and under commutative conditions.

2.            Presentation of Financial Statements

The financial statements of Banco Santander (Brasil) S.A., which include its dependence abroad (Bank) and the consolidated statements (Consolidated), were prepared in accordance with accounting practices adopted in Brazil, established by the Brazilian Corporation Law, National Monetary System (CMN) and the model of the document provided for in the Accounting Plan of the Institutions of the National Financial System (COSIF) of the Brazilian Securities and Exchange Commission (CVM), in which they do not conflict with the standards issued by the Central Bank and show all information relevant to the financial statements, which are consistent with those used by management in its management. The consolidated financial statements include the Bank and its subsidiaries indicated in Note 15 and investment funds, where Santander Conglomerate companies are the main beneficiaries or holders of the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories in which they were originally allocated.

All the relevant information related to Banco Santander's financial statements, and only them, are being evidenced, and correspond to those used by Banco Santander´s management.

Investment Funds Consolidated

•         Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

•         Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

•         Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

•         Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

•         Santander Fundo de Investimento Capitalization Renda Fixa (Santander FI Capitalization);

•         Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

•         Santander FIC FI Contract I Referenciado DI (Santander FIC FI Contract);

•         Santander Paraty QIF PLC (Santander Paraty) (5);

•         Santander Fundo de Investimento Financial Curto Prazo (Santander FI Financial);

•         Venda de Veículos Fundo de Investimento em Direitos Creditórios (Venda de Veículos FIDC); (1)

•         Fundo de Investimento em Direitos Creditórios RCI Brasil I - Financiamento de Veículos (FI Direitos Creditórios RCI Brasil I) (2);

•         Fundo de Investimento em Direitos Creditórios RN Brasil - Financiamento de Veículos (FI RN Brasil - Financiamento de Veículos) (3);

•         BRL V - Fundo de Investimento Imobiliário - FII (Fundo de Investimento Imobiliário) (4);

•         Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (5);

•         Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (6); and

•         Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema V - Não Padronizado (Fundo   Investimento Ipanema NPL V) (7).

(1)     The carmaker Renault (not belonging to the Conglomerate Santander) sells its trade receivables to the Fund. This Fund buys only trade receivables from Renault carmaker. In turn, the Banco RCI Brasil S.A. (Note 15) owns 100% of its subordinated shares.

(2)     Banco RCI Brasil S.A. (company belonging to the Conglomerate Santander) sell its product portfolio floorplan to the Fund, and holds 100% of its subordinated shares. This Fund buys exclusively credit portfolio from Banco RCI Brasil S.A.

(3)     Banco RCI Brasil S.A. sold receivables (CDC portfolio) to FI RN Brasil – Financiamento de Veículos. The senior shares will have only one investor. Banco RCI Brasil S.A. holds 100% of subordinated shares.

(4)     Banco Santander figured as lender of certain delayed debts (loans) for which had real assets as guarantees. The process of credit recovery consists in converted into capital contributions by the Real Estate Fund in conjunction transfer of the same shares to Banco Santander through the process of payment in kind of the above credit operations payments.

                        Individual and Consolidated Financial Statements – June 30, 2018       33

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

(5)     Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Subfund, resident in Ireland, and both are fully consolidated in its Consolidated Financial Statements. In the Irish market, an investment fund can not act directly and, for that reason, it was necessary to create another structure (a sub-fund), Santander FI Hedge Strategies. Santander Paraty does not have a financial position, and all position is derived from the financial position of Santander FI Hedge Strategies.

(6)     This investment fund was formed and started to be consolidated in September of 2017. It refers to a structure where the Bank has sold certain loans agreements which were already written-off (agreements matured over 360 days) and transferred to this fund. The Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (Atual Securitizadora) (Note 15), company controlled by the Bank, holds 100% of the fund´s shares.

(7)     This fund started to be consolidated in October 2017 and is indirectly controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (Notes 15 and 37.c).

During the preparation of the consolidated financial statements the information regarding equity in subsidiaries, significant receivable and payable balances, revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, unrealized profits between these entities have been eliminated  were removed and non-controlling shareholders participation are stated separately in stockholders’ equity and in the income  statements.

Leasing operations have been reclassified in order to reflect its financial position according to the financial method.

The preparation of financial statements requires Management estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of provision and contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the probability of future events, actual amounts could differ from those estimates. The main estimates and assumptions are provision of allowance for loan losses, realization of the tax credit, contingent liabilities, pension plan and the fair value of financial assets.

The Board of Directors authorized the issuance of the Financial Statements of the first half of June 30, 2018 at the meeting held on July 24, 2018.

The interim consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the periods of three and six months ended on June 30, 2018 were disclosed simultaneously, at the website www.santander.com.br/ri.

3.            Significant Accounting Practices

a) Income Statement

The income statement accounting method is determined based on the accrual method and include income, charges, monetary adjustment and exchange rate changes earned or incurred through the balance sheet on a daily pro rata basis.

b) Functional Currency

Functional Currency and Presentation Currency

CMN Resolution 4,524 of September 29, 2016, with prospective application as of January 1, 2017, established accounting procedures for recognition by financial institutions and other institutions authorized to operate by the Central Bank that hold investments abroad: I - effects of exchange rate variations resulting from the conversion of transactions carried out in foreign currency by investees abroad to the respective functional currencies; II - the effects of exchange rate variations resulting from the translation of the balances of the financial statements of investees abroad of the respective functional currencies into the national currency; and III - of operations for hedge purposes of foreign exchange variation of investments abroad. These changes did not impact the financial statements Banco Santander in the year 2017. The functional currency is considered the currency of the main economic environment in which the entity operates.

The financial statements are presented in Brazilian Real (R$), which is the functional and presentation currency of Banco Santander its subsidiaries, including its overseas subsidiary and branch.

Assets and liabilities of foreign branchs and subsidiary are converted in real as follows:

•         Assets and liabilities are converted at the exchange rate on the balance sheet date; and

•         Revenues and expenses are converted at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

They are stated at their realizable and/or settlement amounts and they include income, charges, monetary adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis and, when applicable, the effect of adjustments to decrease the cost of assets at their market values or realization.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity date, are classified in short-term, according to the Bacen rule Circular 3,068/2001.

d) Cash and Cash Equivalents

                        Individual and Consolidated Financial Statements – June 30, 2018       34

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. E EMPRESAS CONTROLADAS
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

For the cash flows statement purposes, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash, with insignificant risk of change in its value or with original maturity equal to ninety days or less.

e) Interbank Investments and Credits Related to Bacen

They are stated at their settlement amounts and include income, charges, monetary adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis.

e.1) Repurchase Agreement

Repurchase Agreement (Repo)

The bank’s own fixed income securities used as ballast in the repurchasing agreement are highlighted in specific accounts of the asset (linked securities), on transaction date, by the updated accounting average, by type and maturity of the security. The difference between the repurchase value and the sale is the expense of the operation.

To perform sales transactions with repurchase agreements the Bank also uses third-party securities as ballast. Those operations are registered as advance in the balance sheet.

Reverse Repurchase Agreement (Reverse Repo)

The financing granted by ballast with fixed-income securities (third-parties) are recorded on the financed position at liquidation value. The difference between the resale value and the purchase is recognized as the income of the operation. The securities acquired in a reverse repurchase agreement are transferred to the funded status when used as ballast for the sale transactions with repurchase agreements.

Repurchasing Performed With Free Movement Agreements

For the operations with free movement agreements, at the moment of the definitive sale of the securities acquired with resale agreement, the liability account referred to this operation must be evaluated by the securities' market value.

f) Securities

Securities are stated and classified into the following categories and accounting evaluation:

      I.  Trading securities;

     II.  Available-for-sale securities; and

    III.  Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has intention and financial capacity to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1)   The corresponding income or expense account, net of tax effects, in income statement for the period, when relating to securities classified into the trading category; and

(2)   A separated account in stockholders’ equity, net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to market value recorded on sale of these securities are transferred to the income statement for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the sale value of securities classified into available-for-sale and held-to-maturity  are recognized in the income statement of the period.

g) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made by customers' request, by Bank´s  will, or that are not qualify as hedge accounting, especially derivatives used to manage the global risk exposure, are recorded at market value, with realized and unrealized gains and losses recorded in the income statement for the period.

                        Individual and Consolidated Financial Statements – June 30, 2018       35

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. E EMPRESAS CONTROLADAS
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

Derivative financial instruments designated as part of a framework of protection against risks (hedge) can be classified as:

      I.  Fair value hedge; and

     II.  Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to market value, considering the following:

(1) For those classified in category I, the increase or decrease in their amount are recorded in the income statement for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease in their amount of the effective portion is recorded against a separated account in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both derivative financial instrument and non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts.

h) Minimum Requirements in the Process of Financial Instruments Valuation (Securities and Derivatives Financial Instruments)

The CMN Resolution 4,277 of October 31, 2013 (required since June 30, 2015) provides the minimum requirements to be observed in the process of financial instruments valuation measured at market value and on the adoption of prudential adjustments by financial institutions. The financial instruments mentioned in the Resolution includes:

a)     Securities classified as trading and available-for-sale, according to the Central Bank´s Circular 3,068 of November 8, 2001;

b)     Derivatives Financial Instruments, according to the Central Bank Letter 3,082; of January 30, 2002; and

c)     Other financial instruments at fair value, regardless of their classification in the trading portfolio, established in CMN Resolution 3,464 of June 26, 2007.

According to this resolution the Bank has established procedures to assess the need for adjustments in the value of financial instruments mentioned above, observing the prudential, relevance and reliability criteria. This review includes, among other factors, the credit risk spread in the registration of the market value of these instruments.

i) Loan Portfolio and Allowance for Losses

The loan portfolio includes lending, leasing, advances on exchange contracts and other loans with credit characteristics.  It is stated at present value, considering the indexes, interest rates and charges agreed, calculated  on a daily pro rata basis through the end of the reporting period. The revenue recognition only occurs when it is actually received for lending operations past due over 60 days.

Normally, the Bank writes off loans losses when they are past due over 360 days. In the case of long-term credit operations (over 3 years) their losses are written off when they complete 540 days late. Credit operations written of as loss are recorded in a compensation account for a minimum of five years and while not exhausted all procedures for collection.

The financial assets involved in credit operations sold without risk retention are written off from the balance sheet, which are now kept in the compensation account. The results of these sales are fully recognized when they are realized.

Since January 2012, as required by CMN Resolution 3,533/2008 and Resolution 3,895/2010, all credit operations sold with risk retention will have their results (profit or loss) recognized by the remaining terms of operations, and financial assets involved in these sales shall remain registered as loans and the amount received as obligations for sale operations or transfer of financial assets.

Allowances for loan losses are recognized based on the analysis of outstanding loans and advances (past-due and current), past experience, future expectations, specific portfolio risks, and Management´s risk assessment policy for recognizing allowances, as established by CMN Resolution 2,682/1999.

j) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, being composed basically of properties and vehicles received as payment.

Non-current assets held for sale and assets not for own use are generally recorded at the lower amount between the fair value less sale costs and their carrying amount at the date of classification in this category, and they are not depreciated.

                        Individual and Consolidated Financial Statements – June 30, 2018       36

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. E EMPRESAS CONTROLADAS
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

k) Prepaid Expenses

Funds used in advance payments, whose benefits or services will be provided in future years, are allocated to profit or loss in accordance to the terms of the related agreements.

k.1) Commissions Paid to Banking Correspondents

In accordance with CMN Resolution 4,294 and Central Bank Circular 3,693 issued in December 2013, from January 2015 the commissions paid to intermediate agents responsible for origination of new credit operations are limited to maximum percentages of: (i) 6% of the value of new credit operation originated and (ii) 3% of the transferred value (portability).

Such commissions must be fully recognized as expenses when they are incurred.

l) Permanent Assets

They are stated at acquisition cost, are tested for impairment annually or more frequently if the conditions or circumstances indicate that assets may be impaired, and evaluated considering the following aspects:

l.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured by equity method of accounting and recorded as investments in affiliates and subsidiaries. Other investments are stated at cost method reduced to fair value, when applicable.

Change in Scope of Consolidation - Consists of the disposal, acquisition or change of control of an investment.

l.2) Fixed Assets

The depreciation of fixed assets is determined under the straight-line method, based on the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications  - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

l.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and it is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

The amortization of goodwill from Banco Real was completed in October 2017.

The rights over the acquisition of payroll services are registered by the amount paid. Those services are related to payroll processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services. The amount paid is allocated to income statement according to the terms of the respective agreements.

Software acquisition and development expenses are amortized over a maximum of 5 years.

m) Technical Reserves Related to the Activities of Pensions and Capitalization

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical Reserves to Pensions

Technical provisions are recognized in accordance with the criteria below:

• Mathematical Provisions for Benefits to Grant and Granted (PMBaC and PMBC)

The PMBaC are estimated based on the contributions collected through the financial regime of capitalization. The PMBC represents obligations taken in the form of continued income plans, being estimated based on the actuarial calculation for traditional types of plans.

• Provision of Related Expenses (PDR)

The PDR is estimated in order to cover expected values related to claims expenses. For structured plans in the financial regime of simple sharing and allocation of cover capital, the provision covers the expenses, applicable and not applicable, related to the settlement of claims or benefits, due to claims incurred, warned or not.

• Provision of Financial Surplus (PEF)

The PEF covers the financial surplus values provisioned, to be used in accordance with the rules of each plan. This provision is calculated considering the return on investments held versus the guaranteed profitability in each plan.

• Provision for Redemptions and/or Other Amounts to Regulate (PVR)

                        Individual and Consolidated Financial Statements – June 30, 2018       37

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. E EMPRESAS CONTROLADAS
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

It covers the values relating to redemption to regularize, the return of contributions, awards or the requested portability that for whatever reason have not been made yet.

• Complementary Coverage Provision (PCC)

The PCC shall be estimated when the insufficiency is detected in the technical provisions due to the Test of Adequacy of Liabilities (TAP).

Technical Provisions for Capitalization

Technical provisions are elaborated according to the following criteria:

-      Mathematical provisions for redemption results from the accumulation of percentages applicable on payments made, capitalized with the interest rate predicted in the plan and updated through the basic yield rate of savings account - Basic Reference Rate (TR);

-      Provision for redemption of anticipated securities is estimated from the cancellation for non-payment or redemption request, based on the value of the mathematical provision of redemption estimated at the time of securities cancellation and the provision for redemption of the matured securities is estimated after the end of the securities validity;

-      Provision for raffles to be held is estimated based on a percentage of the installment paid and it aims to cover the raffles which the securities will compete, but that they have not been carried out yet. The provision of raffles payable is estimated for the securities raffled, but which have not been paid yet; and

-      Administrative expenses provision aims to reflect the present value of future expenses of capitalization securities whose duration extends from the date of its constitution.

n) Employees Benefit Plans

Post-employment benefit plans include the following commitments taken by the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death of eligible employees, and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank and its subsidiaries, as the sponsoring entity pays fixed contributions to a pension fund, not having a legal or constructive obligation to pay additional contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is showed in Note 35. For this type of plan, the sponsoring entity's obligation is to provide the employees with the agreed benefits, assuming the potential actuarial risk that benefits will cost more than expected.

Since January 2013, Banco Santander applies the CPC 33 (R1) which establishes the full recognition in a liability account when actuarial losses recognized (actuarial deficit) will not occur, with the counterparty in a equity´s account (other valuation adjustments).

Main Definitions

-      The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee´s service in the current and past periods, without deducting any plan´s assets.

-      Deficit or surplus is: (a) the present value of the defined benefit obligation, minus (b) the fair value of plan´s assets.

-      The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to pay all benefits for plan´s employees or a sponsoring entity´s obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

-      Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

                        Individual and Consolidated Financial Statements – June 30, 2018       38

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. E EMPRESAS CONTROLADAS
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

-      Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

-      The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are allocated to the income statement in the lines of other operating expenses - actuarial losses - retirement plans (Note 32) and personnel expenses (Note 28).

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external specialized consulting entity and approved by Management at the end of each year to be effective for the subsequent period.

o) Share Based Compensation

The Bank has compensation plans with long-term conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, provided if the participant remains employed during the period of the Plan to acquire a position to exercise their rights; (2) performance conditions, the amount of investment in Certificates of Deposit Shares (Units) exercisable by the participants will be determined according to the result of a performance measurement parameter of the Bank: Total Shareholder Return (TSR) and it may be reduced, if it does not achieve the goals of the Return on Risk Weighted Assets (RoRWA) modifier, comparison between realized and budgeted in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are conditioned to the value of the shares of the Bank. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into consideration the market conditions for each plan when the fair value is estimated.

Settlement in Share

The fair value of services is measured by reference to the fair value of the equity instruments granted at the grant date, taking into consideration the market conditions for each plan when the fair value is estimated. In order to recognize the staff costs in contrast with the capital reserves during the period covered, as the services are received, it is considered the treatment of conditions of service and the amount recognized for services received over the period of assessment based on the best estimative for the number of equity instruments expected to grant.

Settlement in Cash

For share-based payments settled in cash (in the form of share appreciation), the Bank measures the services rendered and the corresponding liabilities incurred in the fair value appreciation of the shares at grant date and until the liability is settled. The fair value of liability is revaluated at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in the income statement. In order to recognize the staff costs with the counterparty on the wages payable provisions throughout the validity period, reflecting how the services are rendered, the Bank registers the total liability measurement based on the best estimative of the right of the shares appreciation that will be acquired at the end of the validity period and recognizes the value of the services rendered during the validity period based on the best available estimative. Periodically, the Bank evaluates its estimative over the number of stock appreciation rights to be acquired at the end of the grace period.

p) Funding, Notes Issued and Other Liabilities

Financial liabilities instruments are recognized initially at fair value, considered as the trade price. They are subsequently measured at amortized cost with expenses recognized as a financial cost (Note 18.d).

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are recognized as such due to the fact that they contain both a debt instrument (liability), and an equity component (embedded derivative).

The recognition of a compound instrument consists in a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into common shares).

In accordance to the COSIF, the hybrid capital and debt instruments represents obligations of issuers (financial institutions) and should be recorded in specific accounts of the liabilities adjusted according for the effect of exchange rate variation, when denominated in foreign currency. All the yield related to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was denominated) shall be accounted as expenses of the period, in compliance with the accrual basis method.

Related to the stockholders' equity component, your registration occurs at the initial moment based in its fair value, if it is different from zero.

The relevant details of the nature of these compound instruments issued are described in Note 21.

q) Provisions, Contingent Assets and Liabilities

                        Individual and Consolidated Financial Statements – June 30, 2018       39

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. E EMPRESAS CONTROLADAS
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

Banco Santander and its subsidiaries are involved in judicial and administrative lawsuits related to tax, labor and civil, in the normal course of their activities.

The provisions include legal obligations, judicial and administrative lawsuits related to tax and social security obligations, whose matter is to challenge their legality or constitutionality where, regardless the assessment of their loss probability, the amounts are fully recognized in the financial statements.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate and may be fully or partially reversed or reduced when the financial outflows and obligations relevant to the process are no longer probable, including decay of legal deadlines, among others.

Judicial and administrative provisions are constituted when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved are measurable with sufficient security, based on the nature, complexity, and history of the actions and the opinion of the internal legal counsel and the best information available. For lawsuits for which the risk of loss is possible, provisions are not recorded and the information is disclosed in the notes to the financial statements (Note 23.h) and for proceedings for which the risk of loss is remote, disclosure is not required.

Contingent assets are not recognized, except when there are guarantees or favorable judicial decisions in lawsuits from the past with the same matter, when no further claims are applicable, characterizing the success in such litigation. Contingent assets with the risk of success as probable, if any, are only disclosed in the financial statements.

In lawsuits with favorable decisions to Santander, the counterparty has the right, in the event of specific legal requirements attended, to file a rescission action within a period determined by current legislation. Rescission actions are considered new lawsuits and will they be evaluated for contingent liability purposes if and when they are filed.

r) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and COFINS (4.00%) are calculated on the gross revenue related to the main activity of the legal entity. The financial institutions may deduct funding expenses in the establishment of the amount base for calculation. PIS and COFINS expenses are recorded in tax expenses. For non-financial companies the rates are 1.65% for PIS and 7.6% for COFINS.

s) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% applied on profit, after adjustments determined by tax legislation. The Social Contribution Tax on Net Profit (CSLL) is calculated at the rate of 20% for financial institutions, insurance and capitalization companies and 9% for other companies, applied on profit, after adjustments required by tax legislation. The CSLL rate applicable to financial institutions, insurance and capitalization companies was raised from 15% to 20% for the period between September,1st  2015 and December, 31 2018, in the terms of the current law 13,169/2015 (result of the conversion into law of Provisory Measure 675/2015).

Deferred tax credits and liabilities are basically calculated on the temporary differences between the accounting and taxable income, tax losses, negative basis of social contribution and adjustments to market value of securities and derivative financial instruments. The recognition of deferred tax credits and liabilities is made at the rates applicable to the period in which the asset is realized and / or the liability is settled.

According to the current regulation,  the tax credits are recognized to the extent that it is probable its recovery with the base of future taxable income generation. The expected realization of the tax credits according to Note 11.b is based on the projections of future earnings supported by a technical study.

t) Impairment

The financial and non-financial assets are measured at the end of each reporting period in order to identify evidence of impairment in its accounting value. If there is any indication, the entity shall estimate the recoverable amount of the asset and that loss shall be recognized immediately in the income statement. The recoverable amount of an asset is defined as the highest amount between its fair value net of selling expenses and its value in use.

u) Deferred Income

It refers to income received before the maturity of the underlying  obligation and include non-refundable income, primarily related to guarantees provided and credit card annual fees. The allocation to income statement is made in accordance with the terms of the agreements.

v) Non-Controlling Interest - Consolidated Stockholders' Equity

The non-controlling interests (minority interests) are reported and highlighted in a separate stockholders' equity of the parent.

w) Financial Guarantees

                        Individual and Consolidated Financial Statements – June 30, 2018       40

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. E EMPRESAS CONTROLADAS
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

Resolution CMN 4,512 of July 28, 2016 and Circular Letter Bacen 3,782 of September 19, 2016 established accounting procedures to be applied, determining on the constitution of a provision to cover losses associated with financial guarantees provided in any form, applied prospectively as from January 1, 2017. Losses associated with the likelihood of future disbursements linked to financial guarantees provided are measured in accordance with recognized credit risk management models and practices and based on consistent information and criteria, verifiable. The provision should be sufficient to cover probable losses over the term of the guarantee provided and are evaluated periodically. Provisions related to financial guarantees rendered before January 1, 2017 were recorded as a contra entry to the shareholders' equity account, in accordance with the Resolution and Circular Letter mentioned above.

4.            Cash and Cash Equivalents

Bank
	06/30/2018	12/31/2017	06/30/2017	12/31/2016
Cash	11.517.424	11.148.561	8.005.900	5.513.365
Interbank Investments	11.440.205	11.515.820	14.074.136	12.334.313
Money Market Investments	976.909	603.408	1.980.061	1.053.105
Interbank Deposits	881.930	1.498.280	709.845	282.753
Foreign Currency Investments	9.581.366	9.414.132	11.384.230	10.998.455
Total	22.957.629	22.664.381	22.080.036	17.847.678

Consolidated
	06/30/2018	12/31/2017	06/30/2017	12/31/2016
Cash	11.884.321	11.234.369	8.261.170	5.723.084
Interbank Investments	11.440.849	11.278.948	13.965.590	12.410.093
Money Market Investments	976.909	673.426	2.050.060	1.129.140
Interbank Deposits	881.930	1.190.802	530.810	282.753
Foreign Currency Investments	9.582.010	9.414.720	11.384.720	10.998.200
Total	23.325.170	22.513.317	22.226.760	18.133.177

                        Individual and Consolidated Financial Statements – June 30, 2018       41

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

5.            Interbank Investments

Bank
				06/30/2018	06/30/2017
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	11.501.863	28.787.812	-	40.289.675	38.829.567
Own Portfolio	1.071.915	1.907.501	-	2.979.416	459.924
Financial Treasury Bills - LFT	142.390	-	-	142.390	51.182
National Treasury Bills - LTN	670	-	-	670	200.426
National Treasury Notes - NTN	928.855	1.907.501	-	2.836.356	208.316
Third-party Portfolio	1.982.345	15.983.445	-	17.965.790	9.422.056
National Treasury Bills - LTN	233.609	5.399.789	-	5.633.398	2.123.605
National Treasury Notes - NTN	1.748.736	10.583.656	-	12.332.392	7.298.451
Sold Position	8.447.603	10.896.866	-	19.344.469	28.947.587
National Treasury Bills - LTN	1.410.201	2.170.991	-	3.581.192	6.333.983
National Treasury Notes - NTN	7.037.402	8.725.875	-	15.763.277	22.613.604
Interbank Deposits	6.442.528	20.191.847	29.116.462	55.750.837	41.379.826
Foreign Currency Investments	9.581.366	-	-	9.581.366	11.384.230
Total	27.525.757	48.979.659	29.116.462	105.621.878	91.593.623
Current				76.505.416	74.029.149
Long-term				29.116.462	17.564.474

Consolidated
				06/30/2018	06/30/2017
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	11.501.863	28.787.812	-	40.289.675	38.899.566
Own Portfolio	3.054.260	4.925.099	-	7.979.359	9.428.797
Financial Treasury Bills - LFT	142.390	-	-	142.390	51.182
National Treasury Bills - LTN	234.279	2.701.704	-	2.935.983	270.426
National Treasury Notes - NTN	2.677.591	2.223.395	-	4.900.986	2.327.541
Debenture	-	-	-	-	6.779.648
Third-party Portfolio	-	12.965.847	-	12.965.847	523.183
National Treasury Bills - LTN	-	2.698.084	-	2.698.084	4.380
National Treasury Notes - NTN	-	10.267.763	-	10.267.763	518.803
Sold Position	8.447.603	10.896.866	-	19.344.469	28.947.586
National Treasury Bills - LTN	1.410.201	2.170.991	-	3.581.192	6.333.983
National Treasury Notes - NTN	7.037.402	8.725.875	-	15.763.277	22.613.603
Interbank Deposits	1.400.980	1.634.426	387.512	3.422.918	1.314.813
Foreign Currency Investments	9.582.010	-	-	9.582.010	11.384.720
Total	22.484.853	30.422.238	387.512	53.294.603	51.599.099
Current				52.907.091	51.344.170
Long-term				387.512	254.929

6.            Securities and Derivatives Financial Instruments

a) Securities

I) By Category

Bank
				06/30/2018	06/30/2017
	Amortized	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Cost	Income	Equity	Amount	Amount
Trading Securities	33,514,496	(219,379)	-	33,295,117	35,132,676
Government Securities	32,738,375	(214,515)	-	32,523,860	34,813,397
Private Securities	776,121	(4,864)	-	771,257	319,279
Available-for-Sale Securities	127,873,571	(205,940)	(454,001)	127,213,630	145,523,783
Government Securities	95,305,033	(206,660)	(220,677)	94,877,696	78,631,580
Private Securities	32,568,538	720	(233,324)	32,335,934	66,892,203
Held-to-Maturity Securities	11,226,746	-	-	11,226,746	9,490,208
Government Securities	11,226,746	-	-	11,226,746	9,490,208
Total Securities	172,614,813	(425,319)	(454,001)	171,735,493	190,146,667
Derivatives (Assets)	10,303,679	1,551,579	(42,049)	11,813,209	10,078,565
Total Securities and Derivatives	182,918,492	1,126,260	(496,050)	183,548,702	200,225,232
Current				81,489,083	58,071,224
Long-term				102,059,619	142,154,008
Derivatives (Liabilities)	(9,375,280)	(1,358,537)	(1,021)	(10,734,838)	(8,565,142)
Current				(5,670,093)	(3,331,840)
Long-term				(5,064,745)	(5,233,302)

                        Individual and Consolidated Financial Statements – June 30, 2018       42

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

Consolidated
				06/30/2018	06/30/2017
	Amortized	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Cost	Income	Equity	Amount	Amount
Trading Securities	38,582,837	87,913	-	38,670,750	39,875,152
Government Securities	37,180,136	68,645	-	37,248,781	38,039,989
Private Securities	1,402,701	19,268	-	1,421,969	1,835,163
Available-for-Sale Securities	119,395,894	(205,940)	(483,802)	118,706,152	100,674,988
Government Securities	99,361,776	(206,660)	(240,365)	98,914,751	81,794,091
Private Securities	20,034,118	720	(243,437)	19,791,401	18,880,897
Held-to-Maturity Securities	11,226,746	-	-	11,226,746	9,490,208
Government Securities	11,226,746	-	-	11,226,746	9,490,208
Total Securities	169,205,477	(118,027)	(483,802)	168,603,648	150,040,348
Derivatives (Assets)	17,115,968	1,606,855	90,142	18,812,965	18,350,286
Total Securities and Derivatives	186,321,445	1,488,828	(393,660)	187,416,613	168,390,634
Current				93,278,964	64,858,773
Long-term				94,137,649	103,531,861
Derivatives (Liabilities)	(16,248,687)	(1,365,169)	(179,293)	(17,793,149)	(16,918,826)
Current				(12,648,861)	(11,482,135)
Long-term				(5,144,288)	(5,436,691)

II) Trading Securities

Bank	Consolidated
06/30/2018	06/30/2017	06/30/2018	06/30/2017
Adjustment	Adjustment
Amortized	to Fair Value -	Carrying	Carrying	Amortized	to Fair Value -	Carrying	Carrying
Trading Securities	Cost	Income	Amount	Amount	Cost	Income	Amount	Amount
Government Securities	32,738,375	(214,515)	32,523,860	34,813,397	37,180,136	68,645	37,248,781	38,039,989
Financial Treasury Bills - LFT	2,213,681	98	2,213,779	1,420,526	5,120,410	240,882	5,361,292	3,087,051
National Treasury Bills - LTN	5,286,220	7,969	5,294,189	13,567,935	5,286,220	7,969	5,294,189	13,567,935
National Treasury Notes - NTN A	241,002	(9,736)	231,266	206,910	241,002	(9,736)	231,266	206,910
National Treasury Notes - NTN B	15,406,507	(196,571)	15,209,936	14,928,133	15,737,501	(211,428)	15,526,073	15,315,135
National Treasury Notes - NTN C	1,671	62	1,733	52,845	1,205,709	57,295	1,263,004	1,225,910
National Treasury Notes - NTN F	9,405,869	(18,325)	9,387,544	4,442,580	9,405,869	(18,325)	9,387,544	4,442,580
Agricultural Debt Securities - TDA	144,886	2,305	147,191	193,741	144,886	2,305	147,191	193,741
Brazilian Foreign Debt Notes	38,539	(317)	38,222	727	38,539	(317)	38,222	727
Private Securities	-	776,121	(4,864)	771,257	319,279	1,402,701	19,268	1,421,969	1,835,163
Shares	156	12	168	245	472,743	1,126	473,869	235,517
Investment Fund Shares in Participation - FIP	-	-	-	-	-	-	-	18,158
Investment Fund Shares	-	-	-	20,781	153,387	23,018	176,405	1,233,701
Investment Fund Real Estate	-	-	-	-	606	-	606	18,549
Eurobonds	153,028	(209)	152,819	-	153,028	(209)	152,819	-
Debentures (2)	389,683	(4,077)	385,606	233,644	389,683	(4,077)	385,606	233,644
Financial Bills - LF	28,455	(47)	28,408	-	28,455	(47)	28,408	30,418
Promissory Notes - NP	54,828	(144)	54,684	-	54,828	(144)	54,684	-
Certificates of Real Estate Receivables - CRI	26,650	(366)	26,284	50,347	26,650	(366)	26,284	50,347
Certificates of Agribusiness Receivables - CRA	123,321	(33)	123,288	14,262	123,321	(33)	123,288	14,262
Certificates of Time Deposits - CDB	-	-	-	-	-	-	-	567
Total	33,514,496	(219,379)	33,295,117	35,132,676	38,582,837	87,913	38,670,750	39,875,152

                Demonstrações Financeiras Individuais e Consolidadas – 30 de Junho de 2018       43

BANCO SANTANDER (BRASIL) S.A. E EMPRESAS CONTROLADAS
NOTAS EXPLICATIVAS ÀS DEMONSTRAÇÕES FINANCEIRAS
Valores expressos em milhares de reais, exceto quando indicado.

						Bank
						06/30/2018
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	5,152,993	5,589,131	6,428,106	15,353,630	32,523,860
Financial Treasury Bills - LFT	-	1,019,671	19,902	527,353	646,853	2,213,779
National Treasury Bills - LTN	-	61,660	1,363,597	1,558,830	2,310,102	5,294,189
National Treasury Notes - NTN A	-	-	783	-	230,483	231,266
National Treasury Notes - NTN B	-	3,607,210	3,438,582	1,436,071	6,728,073	15,209,936
National Treasury Notes - NTN C	-	-	6	1,727	-	1,733
National Treasury Notes - NTN F	-	444,774	678,160	2,854,446	5,410,164	9,387,544
Agricultural Debt Securities - TDA	-	19,649	50,548	49,679	27,315	147,191
Brazilian Foreign Debt Securities	-	29	37,553	-	640	38,222
Private Securities	168	856	208,211	60,034	501,988	771,257
Shares	168	-	-	-	-	168
Eurobonds	-	-	152,819	-	-	152,819
Debentures (2)	-	711	705	31,549	352,641	385,606
Financial Bills - LF	-	-	-	28,408	-	28,408
Promissory Notes - NP	-	-	54,684	-	-	54,684
Certificates of Real Estate Receivables - CRI	-	145	3	-	26,136	26,284
Certificates of Agribusiness Receivables - CRA	-	-	-	77	123,211	123,288
Total	168	5,153,849	5,797,342	6,488,140	15,855,618	33,295,117

						Consolidated
						06/30/2018
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	5,592,645	5,978,166	7,779,026	17,898,944	37,248,781
Financial Treasury Bills - LFT	-	1,439,704	408,937	1,757,681	1,754,970	5,361,292
National Treasury Bills - LTN	-	61,660	1,363,597	1,558,830	2,310,102	5,294,189
National Treasury Notes - NTN A	-	-	783	-	230,483	231,266
National Treasury Notes - NTN B	-	3,607,226	3,438,582	1,436,071	7,044,194	15,526,073
National Treasury Notes - NTN C	-	19,603	6	122,319	1,121,076	1,263,004
National Treasury Notes - NTN F	-	444,774	678,160	2,854,446	5,410,164	9,387,544
Agricultural Debt Securities - TDA	-	19,649	50,548	49,679	27,315	147,191
Brazilian Foreign Debt Notes	-	29	37,553	-	640	38,222
Private Securities	650,880	856	208,211	60,034	501,988	1,421,969
Shares	473,869	-	-	-	-	473,869
Investment Fund Shares	176,405	-	-	-	-	176,405
Investment Fund Real Estate	606	-	-	-	-	606
Eurobonds	-	-	152,819	-	-	152,819
Debentures (2)	-	711	705	31,549	352,641	385,606
Financial Bills - LF	-	-	-	28,408	-	28,408
Promissory Notes - NP	-	-	54,684	-	-	54,684
Certificates of Real Estate Receivables - CRI	-	145	3	-	26,136	26,284
Certificates of Agribusiness Receivables - CRA	-	-	-	77	123,211	123,288
Certificates of Bank Deposits - CDB	-	-	-	-	-	-
Total	650,880	5,593,501	6,186,377	7,839,060	18,400,932	38,670,750

                Demonstrações Financeiras Individuais e Consolidadas – 30 de Junho de 2018       44

BANCO SANTANDER (BRASIL) S.A. E EMPRESAS CONTROLADAS
NOTAS EXPLICATIVAS ÀS DEMONSTRAÇÕES FINANCEIRAS
Valores expressos em milhares de reais, exceto quando indicado.

III) Available-for-Sale Securities

					Bank
				06/30/2018	06/30/2017

	Amortized		Fair Value on:	Carrying	Carrying
Available-for-Sale Securities	Cost	Income	Equity	Amount	Amount
Government Securities	95.305.033	(206.660)	(220.677)	94.877.696	78.631.580
Treasury Certificates - CFT	746	-	187	933	815
Securitized Credit	1.591	-	147	1.738	2.372
Financial Treasury Bills - LFT (8)	9.092.205	-	6.668	9.098.873	13.765.703
National Treasury Bills - LTN (6)	41.833.138	119.327	(57.573)	41.894.892	33.383.941
National Treasury Notes - NTN A	1.333.717	-	39.338	1.373.055	1.231.389
National Treasury Notes - NTN B	9.459.732	-	(29.850)	9.429.882	8.734.021
National Treasury Notes - NTN C	651.588	-	(3.383)	648.205	1.432.974
National Treasury Notes - NTN F (4) (7)	20.389.430	(325.987)	(198.577)	19.864.866	16.694.087
Mexican Foreign Debt Securities	1.870.035	-	28.388	1.898.423	-
Securities of the Brazilian Foreign Debt (Global Bonds)	803.123	-	14.706	817.829	-
Spanish Foreign Debt Bonds	9.869.728	-	(20.728)	9.849.000	3.386.278
Private Securities	32.568.538	720	(233.324)	32.335.934	66.892.203
Shares	46.579	-	(4.071)	42.508	133.216
Investment Fund Shares in Participation - FIP (5)	29.307	-	-	29.307	34.992
Investment Fund Shares	857.189	-	-	857.189	666.462
Investment Fund Real Estate	417.180	-	-	417.180	456.827
Debentures (2)	21.279.850	720	(211.912)	21.068.658	59.029.030
Eurobonds	-	-	-	-	56.423
Promissory Notes - NP (3)	7.181.440	-	16.513	7.197.953	4.977.152
Financial Bills - LF	103.299	-	49	103.348	679.778
Certificates of Real Estate Receivables - CRI	186.925	-	(5.218)	181.707	365.560
Rural Product Note - CPR	2.466.769	-	(28.685)	2.438.084	492.763
Total	127.873.571	(205.940)	(454.001)	127.213.630	145.523.783

					Consolidated
				06/30/2018	06/30/2017

	Amortized		Fair Value on:	Carrying	Carrying
Available-for-Sale Securities	Cost	Income	Equity	Amount	Amount
Government Securities	99.361.776	(206.660)	(240.365)	98.914.751	81.794.091
Treasury Certificates - CFT	746	-	187	933	815
Securitized Credit	1.591	-	147	1.738	2.372
Financial Treasury Bills - LF (8)	9.711.579	-	6.533	9.718.112	14.034.612
National Treasury Bills - LTN (6)	43.221.734	119.327	(58.976)	43.282.085	34.406.255
National Treasury Notes - NTN A	1.333.717	-	39.338	1.373.055	1.231.389
National Treasury Notes - NTN B	9.459.732	-	(29.850)	9.429.882	8.734.021
National Treasury Notes - NTN C	651.588	-	(3.383)	648.205	1.432.974
National Treasury Notes - NTN F (4) (7)	22.438.203	(325.987)	(216.727)	21.895.489	18.565.375
Mexican Foreign Debt Securities	1.870.035	-	28.388	1.898.423	-
Securities of the Brazilian Foreign Debt (Global Bonds)	803.123	-	14.706	817.829	-
Spanish Foreign Debt Bonds	9.869.728	-	(20.728)	9.849.000	3.386.278
Private Securities	20.034.118	720	(243.437)	19.791.401	18.880.897
Shares	51.927	-	(4.071)	47.856	528.541
Investment Fund Shares in Participation - FIP (5)	29.307	-	-	29.307	39.465
Investment Fund Shares	86.839	-	-	86.839	160.128
Investment Fund Real Estate	59.256	-	267	59.523	66.496
Debentures (2)	9.857.930	720	(211.912)	9.646.738	11.388.111
Eurobonds	-	-	-	-	56.423
Promissory Notes - NP (3)	7.191.820	-	6.133	7.197.953	4.977.152
Foreign Exchange Bills - LC	-	-	-	-	42.321
Financial Bills - LF	103.299	-	49	103.348	763.264
Certificates of Real Estate Receivables - CRI	186.925	-	(5.218)	181.707	365.560
Certificates of Time Deposits - CDB	46	-	-	46	673
Rural Product Note - CPR	2.466.769	-	(28.685)	2.438.084	492.763
Total	119.395.894	(205.940)	(483.802)	118.706.152	100.674.988

                Demonstrações Financeiras Individuais e Consolidadas – 30 de Junho de 2018       45

BANCO SANTANDER (BRASIL) S.A. E EMPRESAS CONTROLADAS
NOTAS EXPLICATIVAS ÀS DEMONSTRAÇÕES FINANCEIRAS
Valores expressos em milhares de reais, exceto quando indicado.

						Bank
						06/30/2018
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	11.821.072	22.274.100	17.018.562	43.763.962	94.877.696
Treasury Certificates - CFT	-	-	-	-	933	933
Securitized Credit	-	188	551	923	76	1.738
Financial Treasury Bills - LFT (8)	-	-	-	2.857.927	6.240.946	9.098.873
National Treasury Bills - LTN (6)	-	9.685.000	11.639.075	11.523.462	9.047.355	41.894.892
National Treasury Notes - NTN A	-	-	4.571	-	1.368.484	1.373.055
National Treasury Notes - NTN B	-	49.963	5.188	-	9.374.731	9.429.882
National Treasury Notes - NTN C	-	6.291	-	-	641.914	648.205
National Treasury Notes - NTN F (4) (7)	-	956.922	-	2.636.250	16.271.694	19.864.866
Mexican Foreign Debt Securities	-	1.122.708	775.715	-	-	1.898.423
Securities of the Brazilian Foreign Debt (Global Bonds)	-	-	-	-	817.829	817.829
Spanish Foreign Debt Bonds	-	-	9.849.000	-	-	9.849.000
Private Securities	1.274.423	875.698	4.454.470	10.416.956	15.314.387	32.335.934
Shares	54	-	42.454	-	-	42.508
Investment Fund Shares in Participation - FIP (5)	-	-	-	-	29.307	29.307
Investment Fund Shares	857.189	-	-	-	-	857.189
Investment Fund Real Estate	417.180	-	-	-	-	417.180
Debentures (2) (7)	-	110.913	1.066.247	6.152.842	13.738.656	21.068.658
Promissory Notes - NP (3)	-	594.158	2.602.018	3.319.355	682.422	7.197.953
Financial Bills - LF	-	-	50.649	52.699	-	103.348
Certificates of Real Estate Receivables - CRI	-	476	27.866	146.656	6.709	181.707
Rural Product Note - CPR	-	170.151	665.236	745.404	857.293	2.438.084
Total	1.274.423	12.696.770	26.728.570	27.435.518	59.078.349	127.213.630

						Consolidated
						06/30/2018
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	12.132.217	22.559.845	19.879.426	44.343.263	98.914.751
Treasury Certificates - CFT	-	-	-	-	933	933
Securitized Credit	-	188	551	923	76	1.738
Financial Treasury Bills - LFT (8)	-	-	60.633	3.377.847	6.279.632	9.718.112
National Treasury Bills - LTN (6)	-	9.913.462	11.864.187	12.160.496	9.343.940	43.282.085
National Treasury Notes - NTN A	-	-	4.571	-	1.368.484	1.373.055
National Treasury Notes - NTN B	-	49.963	5.188	-	9.374.731	9.429.882
National Treasury Notes - NTN C	-	6.291	-	-	641.914	648.205
National Treasury Notes - NTN F (4) (7)	-	1.039.605	-	4.340.160	16.515.724	21.895.489
Mexican Foreign Debt Securities	-	1.122.708	775.715	-	-	1.898.423
Securities of the Brazilian Foreign Debt (Global Bonds)	-	-	-	-	817.829	817.829
Spanish Foreign Debt Bonds	-	-	9.849.000	-	-	9.849.000
Private Securities	151.763	875.744	4.454.472	8.832.679	5.476.743	19.791.401
Shares	5.401	-	42.455	-	-	47.856
Investment Fund Shares in Participation - FIP (5)	-	-	-	-	29.307	29.307
Investment Fund Shares	86.839	-	-	-	-	86.839
Investment Fund Real Estate	59.523	-	-	-	-	59.523
Debentures (2)	-	110.913	1.066.248	4.568.565	3.901.012	9.646.738
Promissory Notes - NP (3)	-	594.158	2.602.018	3.319.355	682.422	7.197.953
Financial Bills - LF	-	-	50.649	52.699	-	103.348
Certificates of Real Estate Receivables - CRI	-	476	27.866	146.656	6.709	181.707
Certificates of Time Deposits - CDB	-	46	-	-	-	46
Rural Product Note - CPR	-	170.151	665.236	745.404	857.293	2.438.084
Total	151.763	13.007.961	27.014.317	28.712.105	49.820.006	118.706.152

(1) In the Bank and Consolidated, includes securities issued by mixed-capital companies in the amount of R$37,340 (06/30/2017 - R$12,485) in securities for trading and R$1,203,268 (06/30/2017 - R$1,667,965) in available-for-sale securities.

(2) Investments are carried out at the fair value of the resources Investments that should reflect as market conditions, it is not a moment of their measurement, it is not an initial process of adhesion, presentation of the financial statements or information on the equity of the Fund are disclosed. For the market, the measurement of the fair value of the investments must be established in a consistent and verifiable manner. In cases where you are the investment trustee, the fair value of an entity is not reliably measurable, the cost value can be used until it is practicable to measure the fair value on a reliable basis, and must be disclosed in Note explanatory statement, the reasons that led to the conclusion of the fair value are not reliably measurable, together with a summary of the condensed financial statements of these funds (according to CVM note 579/2016).

                Demonstrações Financeiras Individuais e Consolidadas – 30 de Junho de 2018       46

BANCO SANTANDER (BRASIL) S.A. E EMPRESAS CONTROLADAS
NOTAS EXPLICATIVAS ÀS DEMONSTRAÇÕES FINANCEIRAS
Valores expressos em milhares de reais, exceto quando indicado.

IV) Held-to-Maturity Securities

							Bank/Consolidated
							03/31/2018
							By Maturity

		Amortized Cost	Up to	From 3 to	From 1 to	Over
Held-to-Maturity Securities (1)	03/31/2018	12/31/2017	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	11.226.746	9.490.208	117.690	446.089	1.341.470	9.321.497	11.226.746
National Treasury Notes - NTN A	3.382.413	2.845.891	-	11.560	-	3.370.853	3.382.413
Brazilian Foreign Debt Bonds (2)	7.844.333	6.644.317	117.690	434.529	1.341.470	5.950.644	7.844.333
Total	11.226.746	9.490.208	117.690	446.089	1.341.470	9.321.497	11.226.746
(1) The fair value of held to maturity securities is R$11,632,961 (06/30/2017 - R$10,458,369).

For the period ended December 31, 2017, there were no changes in the federal public securities and other securities classified as held to maturity.

Given the provisions of Article 5 of Circular Bacen 3,068/2001, Banco Santander has the financial capacity and intention to hold to maturity securities classified as held-to-maturity.

The market value of securities is estimated based on the average quotation on organized markets and their estimated cash flows, discounted to present value using the applicable interest rate curves, considered as representative of market conditions at the end of balance.

V) Financial Income - Securities Transactions

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Income From Fixed-Income Securities (1)	9.228.182	10.092.123	9.164.018	6.893.576
Income From Interbank Investments	6.418.518	4.966.952	3.865.134	2.791.409
Income From Variable-Income Securities (2)	(66.850)	(61.947)	(165.948)	(27.474)
Financial Income of Pension and Capitalization	-	-	72.663	68.871
Provision for Impairment Losses (3)	(77.544)	(67.793)	(77.544)	(86.127)
Others (4)	(485.749)	27.204	(434.630)	101.947
Total	15.016.557	14.956.539	12.423.693	9.742.202
(1) In the first half ended June 30, 2018, includes exchange variation revenues in the amount of R$2,602,482 (2017 - R$197,028) in the Bank and R$2,602,482 (2017 - R$163,700) in the Consolidated.

(2) In the first half ended June 30, 2018, includes exchange variation revenues in the amount of R$4,824 (2017 - R$238) in the Bank and Consolidated.

(3) Corresponds to the permanent loss record, referring to securities classified as available for sale.

(4) In the first half ended June 30, 2018, includes expenses with exchange variation in the amount of R$478,544 and net valuation/devaluation of quotas of investment funds and participations. In the first half ended June 30, 2017, it corresponds mainly to the net valuation / devaluation of quotas of investment funds and participations.

b) Derivatives Financial Instruments

The main risk factors associated to derivatives contracted are related to exchange rates, interest rates and stocks. To manage these and other market risk factors the Bank uses practices which include the measurement and follow up of the limit´s usage previously defined on internal committees, as well as the daily follow up of the portfolios values in risk, sensitivities and changes in the interest rate and exchange exposure, liquidity gaps, among other practices which allow the control and follow up on the main risk metrics that can affect the Bank´s position in the several markets which it acts. Based on this management model the Bank has accomplished its goal, using operations with derivatives, in optimize the relation risk/benefits even in situation with great volatility.

                Demonstrações Financeiras Individuais e Consolidadas – 30 de Junho de 2018       47

BANCO SANTANDER (BRASIL) S.A. E EMPRESAS CONTROLADAS
NOTAS EXPLICATIVAS ÀS DEMONSTRAÇÕES FINANCEIRAS
Valores expressos em milhares de reais, exceto quando indicado.

The derivatives fair value is determined through quotation of market prices. The swaps contracts fair value is determined using discounted cash flow modeling techniques, reflecting suitable risk factors. The fair value of NDF and Future contracts are also determined based on the quotation of market prices for derivatives traded in specific chamber (ie. stock Exchange for example) or using the same methodology applied for swap contracts. The fair value of options derivatives (call and put) is determined based on the mathematical models, such as Black & Scholes, using yield rates, implied volatilities and the fair value of the corresponding asset. The current market prices are used to price the volatilities. For the derivatives which do not have prices directly disclosed by specific chamber, their fair values are obtained through pricing models which use market information, based on disclosed prices of more liquid assets. Interest rate curves and market volatilities are extracted from theses prices to be used as first input in these models.

I) Derivatives Recorded in Memorandum Accounts and Balance Sheets

					Bank
			06/30/2018			06/30/2017
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		48,806	(264,260)		3,991,396	1,788,312
Assets	207,066,624	102,758,888	102,470,675	135,408,364	27,077,890	26,741,697
CDI (Interbank Deposit Rates)	48,781,021	20,510,449	20,589,551	47,554,396	25,385,764	25,287,614
Fixed Interest Rate - Real	41,403,129	-	-	55,404,041	-	-
Indexed to Price and Interest Rates	4,381,011	-	-	7,464,234	-	-
Foreign Currency	112,440,407	82,248,439	81,881,124	24,985,693	1,692,126	1,454,083
Others	61,056	-	-	-	-	-
Liabilities	207,017,818	(102,710,082)	(102,734,935)	131,416,968	(23,086,494)	(24,953,385)
CDI (Interbank Deposit Rates)	28,270,572	-	-	22,168,632	-	-
Fixed Interest Rate - Real	66,129,416	(24,726,287)	(24,775,747)	76,069,450	(20,665,409)	(22,566,831)
Indexed to Price and Interest Rates	81,738,081	(77,357,070)	(77,362,129)	9,849,211	(2,384,977)	(2,360,067)
Foreign Currency	30,191,968	-	-	23,293,567	-	-
Others	687,781	(626,725)	(597,059)	36,108	(36,108)	(26,487)
Options	125,434,454	247,457	530,380	162,177,444	520,885	386,365
Purchased Position	60,848,681	671,737	1,078,839	80,353,796	814,002	698,678
Call Option - Foreign Currency	14,570,453	271,648	525,536	12,900,166	184,948	156,269
Put Option - Foreign Currency	7,608,333	144,318	236,220	3,499,653	119,000	118,535
Call Option - Other	1,065,124	25,830	24,458	14,249,709	14,223	3,903
Interbank Market	357,133	4,233	2,051	8,516,010	3,701	(1,116)
Others (1)	707,991	21,597	22,407	5,733,699	10,522	5,019
Put Option - Other	37,604,771	229,941	292,625	49,704,268	495,831	419,971
Interbank Market	37,123,696	210,168	277,042	49,348,456	19,581	20,846
Others (1)	481,075	19,773	15,583	355,812	476,250	399,125
Sold Position	64,585,773	(424,280)	(548,459)	81,823,648	(293,117)	(312,313)
Call Option - Foreign Currency	7,847,169	(129,249)	(289,465)	7,264,672	(90,907)	(121,842)
Put Option - Foreign Currency	10,057,893	(198,016)	(123,327)	5,104,964	(161,759)	(144,995)
Call Option - Other	8,911,189	(28,264)	(27,760)	9,635,115	(13,287)	(1,830)
Interbank Market	8,240,327	(4,876)	(4,725)	9,458,326	(5,775)	(1,775)
Others (1)	670,862	(23,388)	(23,035)	176,789	(7,512)	(55)
Put Option - Other	37,769,522	(68,751)	(107,907)	59,818,897	(27,164)	(43,646)
Interbank Market	37,271,948	(39,724)	(82,806)	59,785,899	(19,548)	(16,849)
Others (1)	497,574	(29,027)	(25,101)	32,998	(7,616)	(26,797)
Futures Contracts	273,819,920	-	-	203,949,204	-	-
Purchased Position	68,428,738	-	-	54,910,840	-	-
Exchange Coupon (DDI)	33,642,166	-	-	33,162,003	-	-
Interest Rates (DI1 and DIA)	32,581,631	-	-	19,621,409	-	-
Foreign Currency	1,979,469	-	-	1,282,131	-	-
Indexes (2)	204,201	-	-	231,189	-	-
Treasury Bonds/Notes	21,271	-	-	614,108	-	-
Sold Position	205,391,182	-	-	149,038,364	-	-
Exchange Coupon (DDI)	99,189,902	-	-	31,166,592	-	-
Interest Rates (DI1 and DIA)	63,029,804	-	-	73,631,021	-	-
Foreign Currency	41,928,775	-	-	24,312,900	-	-
Indexes (2)	36,204	-	-	16,720,875	-	-
Treasury Bonds/Notes	1,206,497	-	-	3,206,976	-	-
Forward Contracts and Others	73,033,827	765,475	710,656	49,371,347	(887,088)	(726,719)
Purchased Commitment	33,441,749	1,173,345	1,198,969	21,058,065	(2,705,262)	849,149
Currencies	32,639,876	1,173,345	1,194,411	21,031,247	(2,705,262)	848,851
Others	801,873	-	4,558	26,818	-	298
Sell Commitment	39,592,078	(407,870)	(488,313)	28,313,282	1,818,174	(1,575,868)
Currencies	38,946,701	(399,910)	(477,426)	28,313,282	1,818,174	(1,575,868)
Others	645,377	(7,960)	(10,887)	-	-	-

                Demonstrações Financeiras Individuais e Consolidadas – 30 de Junho de 2018       48

BANCO SANTANDER (BRASIL) S.A. E EMPRESAS CONTROLADAS
NOTAS EXPLICATIVAS ÀS DEMONSTRAÇÕES FINANCEIRAS
Valores expressos em milhares de reais, exceto quando indicado.

					Consolidated
			06/30/2018			06/30/2017
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		(344,201)	(291,530)		9,898,982	1,749,799
Assets	253,175,851	120,238,423	100,754,560	217,421,824	26,547,151	28,784,061
CDI (Interbank Deposit Rates)	42,676,028	22,185,331	22,264,528	47,035,987	24,867,355	27,342,308
Fixed Interest Rate - Real	59,078,985	-	-	137,929,990	-	-
Indexed to Price and Interest Rates	4,381,011	-	-	7,292,210	-	-
Foreign Currency	146,978,771	98,053,092	78,490,032	25,163,637	1,679,796	1,441,753
Others	61,056	-	-	-	-	-
Liabilities	253,520,052	(120,582,624)	(101,046,090)	207,522,842	(16,648,169)	(27,034,262)
CDI (Interbank Deposit Rates)	20,490,697	-	-	22,168,632	-	-
Fixed Interest Rate - Real	101,677,814	(42,598,829)	(23,086,902)	151,985,050	(14,055,060)	(24,647,708)
Indexed to Price and Interest Rates	81,738,081	(77,357,070)	(77,362,129)	9,849,211	(2,557,001)	(2,360,067)
Foreign Currency	48,925,679	-	-	23,483,841	-	-
Others	687,781	(626,725)	(597,059)	36,108	(36,108)	(26,487)
Options	129,034,822	259,600	598,272	168,457,408	519,672	375,927
Purchased Position	62,792,353	683,614	1,222,195	83,506,630	886,326	730,751
Call Option - Foreign Currency	14,536,976	283,525	505,839	12,900,166	184,948	156,269
Put Option - Foreign Currency	7,608,333	144,318	236,220	3,499,653	119,000	118,535
Call Option - Other	2,266,739	25,830	125,391	16,793,233	66,957	31,543
Interbank Market	357,133	4,233	2,051	8,516,010	3,701	(1,116)
Others (1)	1,909,606	21,597	123,340	8,277,223	63,256	32,659
Put Option - Other	38,380,305	229,941	354,745	50,313,578	515,421	424,404
Interbank Market	37,123,696	210,168	277,042	49,348,456	19,581	20,846
Others (1)	1,256,609	19,773	77,703	965,122	495,840	403,558
Sold Position	66,242,469	(424,014)	(623,923)	84,950,778	(366,654)	(354,824)
Call Option - Foreign Currency	7,804,169	(128,983)	(277,551)	7,264,672	(90,907)	(121,842)
Put Option - Foreign Currency	10,057,893	(198,016)	(123,327)	5,104,964	(161,759)	(144,995)
Call Option - Other	9,821,024	(28,264)	(56,715)	12,009,840	(43,487)	(19,144)
Interbank Market	8,240,327	(4,876)	(4,725)	9,458,326	(5,775)	(1,775)
Others (1)	1,580,697	(23,388)	(51,990)	2,551,514	(37,712)	(17,369)
Put Option - Other	38,559,383	(68,751)	(166,330)	60,571,302	(70,501)	(68,843)
Interbank Market	37,271,948	(39,724)	(82,806)	59,785,899	(19,548)	(16,849)
Others (1)	1,287,435	(29,027)	(83,524)	785,403	(50,953)	(51,994)
Futures Contracts	274,396,876	-	-	204,227,642	-	-
Purchased Position	68,829,144	-	-	55,000,002	-	-
Exchange Coupon (DDI)	33,998,700	-	-	33,162,003	-	-
Interest Rates (DI1 and DIA)	32,581,631	-	-	19,710,571	-	-
Foreign Currency	2,023,341	-	-	1,282,131	-	-
Indexes (2)	204,201	-	-	231,189	-	-
Treasury Bonds/Notes	21,271	-	-	614,108	-	-
Sold Position	205,567,732	-	-	149,227,640	-	-
Exchange Coupon (DDI)	99,219,909	-	-	31,166,592	-	-
Interest Rates (DI1 and DIA)	63,029,804	-	-	73,664,946	-	-
Foreign Currency	42,075,318	-	-	24,312,900	-	-
Indexes (2)	36,204	-	-	16,876,226	-	-
Treasury Bonds/Notes	1,206,497	-	-	3,206,976	-	-
Forward Contracts and Others	73,038,917	765,475	715,872	49,450,042	(807,472)	(642,327)
Purchased Commitment	33,446,839	1,173,345	1,204,185	21,058,065	(2,705,262)	849,149
Currencies	32,639,876	1,173,345	1,194,411	21,031,247	(2,705,262)	848,851
Others	806,963	-	9,774	26,818	-	298
Sell Commitment	39,592,078	(407,870)	(488,313)	28,391,977	1,897,790	(1,491,476)
Currencies	38,946,701	(399,910)	(477,426)	28,313,282	1,818,174	(1,575,868)
Others	645,377	(7,960)	(10,887)	78,695	79,616	84,392

(1) Includes options of indexes, mainly being options involving US treasury, shares and stock indexes.
(2) Includes Bovespa and S&P indexes.

                Demonstrações Financeiras Individuais e Consolidadas – 30 de Junho de 2018       49

BANCO SANTANDER (BRASIL) S.A. E EMPRESAS CONTROLADAS
NOTAS EXPLICATIVAS ÀS DEMONSTRAÇÕES FINANCEIRAS
Valores expressos em milhares de reais, exceto quando indicado.

II) Derivatives Financial Instruments by Counterparty

					Bank
					Notional
				06/30/2018	06/30/2017
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	32,801,719	44,974,342	129,290,563	207,066,624	135,408,364
Options	14,653,077	1,346,470	109,434,907	125,434,454	162,177,444
Futures Contracts	-	-	273,819,920	273,819,920	203,949,204
Forward Contracts and Others	40,984,905	28,048,916	4,000,006	73,033,827	49,371,347

				Consolidated
					Notional
				06/30/2018	06/30/2017
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	32,801,719	34,401,238	185,972,894	253,175,851	217,421,824
Options	14,653,077	1,346,470	113,035,275	129,034,822	168,457,408
Futures Contracts	-	-	274,396,876	274,396,876	204,227,642
Forward Contracts and Others	40,984,905	28,048,916	4,005,096	73,038,917	49,450,042

(1) Includes operations that have counterpart B3 S.A. - Brazil, Stock Exchange, Counter (B3) and other stock and commodity exchanges.

III) Derivatives Financial Instruments by Maturity

					Bank
					Notional
				06/30/2018	06/30/2017
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	27,274,534	108,075,653	71,716,437	207,066,624	135,408,364
Options	26,164,175	94,673,814	4,596,465	125,434,454	162,177,444
Futures Contracts	132,687,822	96,252,188	44,879,910	273,819,920	203,949,204
Forward Contracts and Others	33,820,039	26,426,991	12,786,797	73,033,827	49,371,347

				Consolidated
					Notional
				06/30/2018	06/30/2017
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	26,687,363	100,709,502	125,778,986	253,175,851	217,421,824
Options	27,191,322	96,867,072	4,976,428	129,034,822	168,457,408
Futures Contracts	132,802,265	96,605,197	44,989,414	274,396,876	204,227,642
Forward Contracts and Others	33,821,726	26,430,394	12,786,797	73,038,917	49,450,042

IV) Derivatives Financial Instruments by Trade Market

				Bank
				Notional
			06/30/2018	06/30/2017
	Exchange (1)	Over the Counter (2)	Total	Total
Swap	104,286,497	102,780,127	207,066,624	135,408,364
Options	101,841,123	23,593,331	125,434,454	162,177,444
Futures Contracts	273,819,920	-	273,819,920	203,949,204
Forward Contracts and Others	1,157,628	71,876,199	73,033,827	49,371,347

			Consolidated
				Notional
			06/30/2018	06/30/2017
	Exchange (1)	Over the Counter (2)	Total	Total
Swap	104,286,497	148,889,354	253,175,851	217,421,824
Options	101,841,123	27,193,699	129,034,822	168,457,408
Futures Contracts	274,396,876	-	274,396,876	204,227,642
Forward Contracts and Others	1,157,628	71,881,289	73,038,917	49,450,042

(1) Includes amount traded with the B3.
(2) Composed by operations that are included in Clearing Houses, according to the regulation of the Bacen.

                Demonstrações Financeiras Individuais e Consolidadas – 30 de Junho de 2018       50

BANCO SANTANDER (BRASIL) S.A. E EMPRESAS CONTROLADAS
NOTAS EXPLICATIVAS ÀS DEMONSTRAÇÕES FINANCEIRAS
Valores expressos em milhares de reais, exceto quando indicado.

V) Derivatives Used as Hedge Instruments

Derivatives used as hedge instruments by index are as follows:

a) Market Risk Hedge

						Bank
			06/30/2018			06/30/2017
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	84,756	(113,640)	(28,884)	(31,304)	(47,684)	(78,988)
Assets	1,914,703	(4,529)	1,910,174	962,823	18,604	981,427
Indexed by Foreign Currency - Fixed Interest - US Dollar (1)	12,094	106	12,200	12,622	698	13,320
Indexed by Foreign Currency - USD/BRL US Dollar (2) (3) (4)	1,701,851	(3,900)	1,697,951	741,571	17,832	759,403
CDI (Interbank Deposit Rates) (5)	200,758	(735)	200,023	208,630	74	208,704
Liabilities	(1,829,947)	(109,111)	(1,939,058)	(994,127)	(66,288)	(1,060,415)
Indexed by Foreign Currency - Fixed Interest - US Dollar (5)	(239,269)	(10,031)	(249,300)	(213,375)	(19,396)	(232,771)
CDI (Interbank Deposit Rates) (1) (2)	(1,200,013)	(36,165)	(1,236,178)	(637,567)	(27,536)	(665,103)
Fixed Interest Rate - Real (3)	(76,754)	(5,447)	(82,201)	(27,954)	(3,446)	(31,400)
Indexed by Foreign Currency - Fixed Interest - Euro (4)	(313,911)	(57,468)	(371,379)	(115,231)	(15,910)	(131,141)
Hedge Object Assets	1,828,876	87,285	1,916,161	720,283	55,244	775,527
Lending Operation (Note 8.a and e)	686,410	57,175	743,585	663,857	54,446	718,303
CDI (Interbank Deposit Rates) (2)	92,619	2,943	95,562	336,298	14,079	350,377
Indexed by Foreign Currency - Fixed Interest - US Dollar (5)	238,072	10,188	248,260	212,348	20,137	232,485
Indexed by Foreign Currency - Euro (4)	318,101	42,677	360,778	115,211	20,230	135,441
Interest Rate - Real (3)	37,618	1,367	38,985	-	-	-
Available-for-Sale Securities (Note 6.a.III)	1,142,466	30,110	1,172,576	56,426	798	57,224
Promissory Notes - PN
CDI (Interbank Deposit Rates) (1) (2)	1,103,321	26,778	1,130,099	26,293	(469)	25,824
Interest Rate - Real (3)	39,145	3,332	42,477	30,133	1,267	31,400

					Consolidated
			06/30/2018			06/30/2017
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	60,878	(100,054)	(39,176)	(40,259)	(45,512)	(85,771)
Assets	3,968,960	40,393	4,009,353	1,394,826	53,837	1,448,663
Indexed by Foreign Currency - Fixed Interest - US Dollar (1)	12,094	106	12,200	12,622	698	13,320
Indexed by Foreign Currency - USD/BRL US Dollar (2) (3) (4)	1,701,851	(3,900)	1,697,951	741,571	17,832	759,403
CDI (Interbank Deposit Rates) (5) (8)	1,790,352	(865)	1,789,487	208,630	74	208,704
Indexed by Foreign Currency - Euro (6) (7)	464,663	45,052	509,715	432,003	35,233	467,236
Liabilities	(3,908,082)	(140,447)	(4,048,529)	(1,435,085)	(99,349)	(1,534,434)
Indexed by Foreign Currency - US Dollar (6)	(269,833)	(31,256)	(301,089)	(255,836)	(17,902)	(273,738)
Indexed by Foreign Currency - Fixed Interest - US Dollar (5)	(239,269)	(10,031)	(249,300)	(213,375)	(19,396)	(232,771)
CDI (Interbank Deposit Certificates) (1) (2)	(1,200,013)	(36,165)	(1,236,178)	(637,567)	(27,536)	(665,103)
Fixed Interest Rate - Real (3) (8)	(1,685,752)	5,830	(1,679,922)	(27,954)	(3,446)	(31,400)
Indexed by Foreign Currency - Colombian Peso (7)	(199,304)	(11,357)	(210,661)	(185,122)	(15,159)	(200,281)
Indexed by Foreign Currency - Euro (4)	(313,911)	(57,468)	(371,379)	(115,231)	(15,910)	(131,141)
Hedge Object
Assets	3,921,249	65,014	3,986,262	1,169,723	58,153	1,227,876
Lending Operation (Note 8.a and e)	1,166,387	50,668	1,217,054	1,113,297	57,355	1,170,652
CDI (Interbank Deposit Rates) (2)	92,620	2,943	95,562	336,298	14,079	350,377
Indexed by Foreign Currency - US Dollar (6)	280,672	(9,242)	271,430	285,560	2,781	288,341
Indexed by Foreign Currency - Fixed Interest - US Dollar (5)	238,072	10,188	248,260	212,348	20,137	232,485
Indexed by Foreign Currency - Colombian Peso (7)	199,304	2,735	202,039	163,880	128	164,008
Indexed by Foreign Currency - Euro (4)	318,101	42,677	360,778	115,211	20,230	135,441
Interest Rate - Real (3)	37,618	1,367	38,985	-	-	-
Available-for-Sale Securities (Note 6.a.III)	2,754,862	14,346	2,769,208	56,426	798	57,224
Promissory Notes - PN	1,142,466	30,110	1,172,576	56,426	798	57,224
CDI (Interbank Deposit Rates) (1) (2)	1,103,321	26,778	1,130,099	26,293	(469)	25,824
Interest Rate - Real (3)	39,145	3,332	42,477	30,133	1,267	31,400
National Treasury Notes - NTN F (8) (2)	1,612,396	(15,764)	1,596,632	-	-	-

                Demonstrações Financeiras Individuais e Consolidadas – 30 de Junho de 2018       51

BANCO SANTANDER (BRASIL) S.A. E EMPRESAS CONTROLADAS
NOTAS EXPLICATIVAS ÀS DEMONSTRAÇÕES FINANCEIRAS
Valores expressos em milhares de reais, exceto quando indicado.

					Bank/Consolidated
					06/30/2018	06/30/2017
					Notional	Notional
Hedge instruments
Futures Contracts (9)					40,695,023	10,820,913
Interest Rate (DI1 and DIA)					40,695,023	10,820,913

					Bank/Consolidated
			06/30/2018			06/30/2017
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Object
Assets	43,578,706	(206,661)	43,372,045	13,285,915	(23,263)	13,262,652
Securities - Available for Sale (Note 6.a.III)
Public Titles (9)	43,578,706	(206,661)	43,372,045	13,285,915	(23,263)	13,262,652
National Treasury Bills - LTN	32,728,211	119,327	32,847,538	4,439,305	40,396	4,479,701
National Treasury Notes - NTN F	10,850,495	(325,988)	10,524,507	8,846,610	(63,659)	8,782,951

(1) In the Bank and Consolidated, obligations over instruments whose hedged items are securities represented by promissory notes indexed in certificates of interbank deposits (CDI) with market value of R$1,119,782 (06/30/2017 - R$15,529).

(2) In the Bank and Consolidated, these are obligations over instruments whose hedge items are credit operations and securities represented by promissory notes indexed in interbank deposit certificates (CDI), with market value of credit operations of R$95,562 (06/30/2017 - R$350,377) and on June 30, 2018 promissory notes of R$10,317 (06/30/2017 - R$10,295). On June 30, 2017, assets whose hedged items are foreign loan obligations indexed in foreign currency-dollar in the amount of R$270,629.

(3) In the Bank and Consolidated, these are obligations over instruments whose hedged items are securities represented by promissory notes indexed to Real interest rates with market value of R$42,477 (06/30/2017 - R$31,400) and credit operations in the amount of R$38,985.

(4) In the Bank and Consolidated, these are obligations over instruments whose hedged items are credit operations indexed in foreign currency - fixed interest euro at the market value of R$360,778 (06/30/2017 - R$135,441).

(5) In the Bank and Consolidated, these are obligations over instruments whose hedged items are credit operations indexed in foreign currency - fixed interest US dollar in the market value of R$248,260 (06/30/2017 - R$232,485).

(6) In the Consolidated, these are obligations over instruments whose hedge items are credit operations indexed in foreign currency - US dollar with a market value of R$271,429 (06/30/2017 - R$288,341).

(7) In the Consolidated, these are obligations over instruments whose hedged items are credit operations indexed in foreign currency - Colombian peso with market value of R$202,039 (06/30/2017 - R$164,008).

(8) In the Consolidated, these are obligations over instruments whose hedged items are pre-fixed government securities with a market value e of R$1,596,632.

The analysis of the effectiveness of these operations was in accordance with Bacen Circular Letter 3,082/2002.

                Demonstrações Financeiras Individuais e Consolidadas – 30 de Junho de 2018       52

BANCO SANTANDER (BRASIL) S.A. E EMPRESAS CONTROLADAS
NOTAS EXPLICATIVAS ÀS DEMONSTRAÇÕES FINANCEIRAS
Valores expressos em milhares de reais, exceto quando indicado.

b) Cash Flow Hedge

						Bank
			06/30/2018			06/30/2017
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	173,549	(43,070)	130,479	159,100	(14,647)	144,453
Assets	1,487,896	(123,416)	1,364,480	1,070,082	78,326	1,148,408
Indexed by Foreign Currency - Fixed Interest - US Dollar (1)	1,222,878	(116,232)	1,106,646	918,349	76,882	995,231
Indexed by Foreign Currency - USD/BRL - US Dollar (2)	265,018	(7,184)	257,834	151,733	1,444	153,177
Liabilities	(1,314,347)	80,346	(1,234,001)	(910,982)	(92,973)	(1,003,955)
CDI (Interbank Deposit Rates) (1) (2)	(254,773)	5,907	(248,866)	(150,632)	(1,453)	(152,085)
Indexed by Foreign Currency - Fixed Interest Euro (1)	(1,059,574)	74,439	(985,135)	(760,350)	(91,520)	(851,870)

					Consolidated
			06/30/2018			06/30/2017
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	125,529	(89,151)	36,378	149,522	(115,690)	33,832
Assets	5,854,338	11,297	5,865,635	5,141,204	209,738	5,350,942
Indexed by Foreign Currency - Fixed Interest - US Dollar (1)	1,222,878	(116,232)	1,106,646	918,349	76,882	995,231
Indexed by Foreign Currency - USD/BRL - US Dollar (2)	265,018	(7,184)	257,834	151,733	1,444	153,177
Indexed by Foreign Currency - Euro (3)	724,024	116,318	840,342	842,376	103,996	946,372
CDI (Interbank Deposit Rates) (4)	3,642,418	18,395	3,660,813	3,228,746	27,416	3,256,162
Liabilities	(5,728,809)	(100,448)	(5,829,257)	(4,991,682)	(325,428)	(5,317,110)
CDI (Interbank Deposit Rates) (1) (2)	(254,773)	5,907	(248,866)	(150,632)	(1,453)	(152,085)
Indexed by Interest Rate - Pré Real (1) (4)	(3,723,480)	(59,763)	(3,783,243)	(3,239,282)	(125,898)	(3,365,180)
Indexed by Foreign Currency - Fixed Interest - Euro (1)	(1,059,574)	74,439	(985,135)	(760,350)	(91,520)	(851,870)
Indexed by Foreign Currency - Dollar (3)	(690,982)	(121,031)	(812,013)	(841,418)	(106,557)	(947,975)

					Bank/Consolidated
					06/30/2018	06/30/2017
					Notional	Notional
Hedge Instruments
Future Contracts					57,157,366	70,380,467
Trade Finance Operations (5)					51,662,413	68,175,053
Foreign Currency - Dollar					-	608,709
Interest Rates (DI1 and DIA)					30,505,897	41,364,170
Interest Rates DDI1					21,156,516	26,202,174
Certificates of Bank Deposits - CDB (7)					-	9,996
Interest Rates (DI1 and DIA)					-	9,996
Securities (6)					5,494,953	2,195,418
Interest Rates (DI1 and DIA)					5,494,953	2,195,418

				Bank	Consolidated
			06/30/2018	06/30/2017	06/30/2018	06/30/2017
Hedge Object - Cost
Asset			28,705,387	23,918,511	29,871,678	24,757,793
Lending Operations (Note 8.a)
Import and Export Credit and Financing (3) (5)			10,766,353	10,068,593	11,149,307	10,738,069
Lending Operations (2) (3) (5)			10,161,863	9,044,228	10,945,200	9,214,034
Other Receivables (5)			-	212,453	-	212,453
Securities
Available-for-Sale Securities - Promissory Notes - NP (Note 6.a.III) (2) (5)			1,638,485	1,660,718	1,638,485	1,660,718
Available for Sale - Public Securities - Financial Treasury - LFT (Note 6.a.III) (6)			5,233,046	2,173,344	5,233,046	2,173,344
Held to Maturity - Securities Foreign Debt Bonds (Note 6.a. IV) (1)			905,640	759,175	905,640	759,175
Liabilities			-	(10,313)	(4,082,623)	(3,542,888)
Money Market Funding and Borrowings and Onlendings
Deposits (Note 18.a)
Certificates of Bank Deposits - CDB (7)			-	(10,313)	-	(10,313)
Certificates of Interbank Deposit - CDI (4)			-	-	(356,761)	(275,476)
Real Estate Credit, Mortgage, Credit and Similar (Note 18.c)
Exchange Acceptances
Exchange Treasury Bills - LC (4)			-	-	(508,628)	(671,679)
Real Estate Credit, Mortgage, Credit and Similar
Financial Treasury Bills - LF (4)			-	-	(3,217,234)	(2,585,420)

                Demonstrações Financeiras Individuais e Consolidadas – 30 de Junho de 2018       53

BANCO SANTANDER (BRASIL) S.A. E EMPRESAS CONTROLADAS
NOTAS EXPLICATIVAS ÀS DEMONSTRAÇÕES FINANCEIRAS
Valores expressos em milhares de reais, exceto quando indicado.

(1) In the Bank and Consolidated, operation due April 1, 2021 (06/30/2017 - operation due April 1, 2021) which hedge objects are securities represented by title Brazilian External Debt Bonds.

(2) In the Bank and Consolidated, operations maturing between September, 2018 and June, 2019 (06/30/2017 - maturing on December, 2018), whose hedged items are securities represented by promissory notes.

(3) In the Consolidated, operations maturing between September, 2018 and June, 2019 (06/30/2017 - operations maturing between August, 2017 and May, 2022), which objects "hedge" contracts are loans from lending institutions.

(4) In the Consolidated, operations with maturities between July 2018 and April 2022 (06/30/2017 - operations with maturities between August 2017 and October, 2019), whose hedge items are deposits with interbank deposit certificates (CDI), bills of exchange (LC) and financial letters (LF).

(5) In the Bank and Consolidated, operations maturing between August 2018 and November 2027 (06/30/2017 - transactions with maturities between July, 2017 and January, 2019) and restated amounts of R$21,014,536 (06/30/2017 - R$24,882,331) where the operations are futures in US dollars and futures in DI and DDI when used together the exchange coupon hedges the trade finance operations whose hedge credit operations - export and import credit and financing agreements, loan operations, other credits and securities represented by promissory notes.

(6) In the Bank and Consolidated, operations maturing on July, 2017 (06/30/2017 - transactions with maturities between March 2021 and March 2023), whose object of hedge are Certificates of Time Deposits - CDB, recorded in securities.

(7) In the Bank and Consolidated, operations maturing between March 2021 and March 2023 (06/30/2017 - operation with maturity on January 2, 2023), whose object of hedge are Financial Treasury Bills - LFT, recorded in securities.

In the Bank and in the Consolidated, in the first quarter of 2018, a hedge of futures contracts was contracted that was discontinued in June 2018. The hedge objects were certificates of term deposits - CDB. The mark-to-market effect of these contracts, net of tax effects, and which are posted to shareholders' equity, corresponds to a credit in the amount of R $ 44,004, which will be amortized over the next 6 months.

In the Bank and Consolidated, the mark-to-market effect of swap and futures contracts corresponds to a credit in the amount of R$19,523 (06/30/2017 - R$78,079) and is recorded in stockholders' equity, net of tax effects, of which R$25,725 will be realized in the next twelve months.

The analysis of the effectiveness of these operations is in accordance with Bacen Circular 3,082/2002, in 2017, income was recorded in the amount of R$1,415 (06/30/2017 - R$8,232) referring to the ineffective portion.

VI) Derivatives Pledged as Guarantee

The guarantee margin for transactions traded on the B3 (Current Corporate Name of BM&Fbovespa) with derivative financial instruments from own portfolio and third-party portfolio is composed by Brazilian Internal Debt Bonds.

		Bank	Consolidated
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Financial Treasury Bills - LFT	2,041,129	31,310	2,527,710	684,382
National Treasury Bills - LTN	3,952,581	6,745,763	3,950,706	6,745,763
National Treasury Notes - NTN	3,651,495	492,175	3,843,271	492,175
Total	9,645,205	7,269,248	10,321,687	7,922,320

VII) Derivatives Recorded in Assets and Liabilities

		Bank	Consolidated
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Assets
Swap Differentials Receivable	6,698,722	7,630,490	13,549,906	15,785,763
Option Premiums to Exercise	1,078,839	698,678	1,222,195	730,751
Forward Contracts and Others	4,035,648	1,749,397	4,040,864	1,833,772
Total	11,813,209	10,078,565	18,812,965	18,350,286
Liabilities
Swap Differentials Payable	6,861,387	5,776,713	13,844,234	14,087,903
Option Premiums Launched	548,459	312,313	623,923	354,824
Forward Contracts and Others	3,324,992	2,476,116	3,324,992	2,476,099
Total	10,734,838	8,565,142	17,793,149	16,918,826

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

The new rules of Basel III follow a phase in schedule, thus enabling the application of the rules gradually until 2019.

                Demonstrações Financeiras Individuais e Consolidadas – 30 de Junho de 2018       54

BANCO SANTANDER (BRASIL) S.A. E EMPRESAS CONTROLADAS
NOTES TO THE FINANCIAL STATEMENTS
Valores expressos em milhares de reais, exceto quando indicado.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of Bacen´s Basileia Standard Method. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Therefore, based on the nature of Banco Santander’s activities, the sensitivity analysis was divided by both trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of CVM Instruction 475/2008, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress test amounts generated by Banco Santander’s corporate systems, related to the trading and banking portfolio, for each one of the portfolio scenarios as of June 30, 2017.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(3.281)	(70.906)	(141.812)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interest Rate	(1.821)	(9.936)	(19.873)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(2.148)	(81.971)	(163.943)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(5.831)	(9.152)	(18.305)
Foreign Currency	Exposures subject to Foreign Exchange	(7.891)	(197.281)	(394.561)
Eurobond/Treasury/Global	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(4.176)	(28.844)	(57.688)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(1.192)	(6.428)	(12.856)
Shares and Indexes	Exposures subject to Change in Shares Price	(2.397)	(59.918)	(119.837)
Total (1)		(28.737)	(464.436)	(928.875)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency and share).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(56.718)	(1.077.638)	(2.101.395)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(10.825)	(205.679)	(401.074)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(26.950)	(512.047)	(998.492)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(17.255)	(327.837)	(639.283)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(2.518)	(47.844)	(93.296)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(352)	(6.691)	(13.047)
Foreign Currency	Exposures subject to Foreign Exchange	(3.679)	(91.985)	(183.970)
Total (1)		(118.297)	(2.269.721)	(4.430.557)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

7.            Interbank Accounts

The amount of interbank accounts is composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses payment transactions (assets and liabilities position).

                Demonstrações Financeiras Individuais e Consolidadas – 30 de Junho de 2018       55

BANCO SANTANDER (BRASIL) S.A. E EMPRESAS CONTROLADAS
NOTES TO THE FINANCIAL STATEMENTS
Valores expressos em milhares de reais, exceto quando indicado.

8.            Loan Portfolio and Allowance for Loan Losses

a) Loan Portfolio

		Bank		Consolidated
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Lending Operations	183.049.635	171.315.422	238.659.152	215.067.354
Loans and Discounted Titles	96.220.136	87.005.568	109.445.467	96.373.897
Financing	40.073.733	37.676.967	82.395.270	71.806.498
Rural and Agroindustrial - Financing	11.305.201	11.203.782	11.305.201	11.203.782
Real Estate Financing	35.450.160	35.252.850	35.450.160	35.252.850
Securities Financing	405	9.348	405	9.348
Lending Operations Related to Assignment	-	166.907	62.649	420.979
Leasing Operations	-	1	2.605.207	2.707.550
Advances on Foreign Exchange Contracts (1)	6.419.824	5.474.957	6.419.824	5.474.957
Other Receivables (2)	39.371.454	30.814.598	42.845.076	33.572.056
Total	228.840.913	207.604.978	290.529.259	256.821.917
Current	124.072.913	104.961.729	153.488.684	130.229.957
Long-term	104.768.000	102.643.249	137.040.575	126.591.960

(1)   Advance on foreign exchange contracts are classified as a reduction of other obligations.

(2)   Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

Sale or Transfer Operations of Financial Assets

According to Resolution CMN 3,533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

(i) With Substantial Transfer of Risks and Benefits

During the first half of 2018, operations were carried out credit assignment without recourse in the amount of R$808,224 (2017 - R$365,896) Bank and Consolidated and were recorded substantially in loans and discounted securities, classified as F risk level.

In the second quarter of 2018, credit assignments were made without co-obligation in the amount of R$119,370 related to fully provisioned credit operations and credit assignments without co-obligation, in the amount of R$69,988 in the Bank and R$736,189 in the Consolidated relating to credit losses.

(ii) With Substantial Retention of Risks and Benefits

Since August 2016, in the Consolidated, the amount referring to the loan portfolio assigned with co-obligation started to include the operations coming from Banco PSA Finance Brasil S.A. (Banco PSA). On June 30, 2018, the present value of the operations assigned to Banco PSA is R$62,649 (06/30/2017 - R$254,072).

In September 2015, the Bank carried out assignment of credits with co-obligation related to the operations of Funded Participation (Export) in the amount of R$201,706, due in April 2019. In 2018, the loan assignment was settled, the present value of the operations ceded on June 30, 2017 was R$166,907.

On December 2011, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$688,821, which fall due until October 2041. On June 30, 2018, the present value of the divested operations is R$110,501 (06/30/2017 - R$142,189).

These assignment operations were carried out with a co-obligation clause, and compulsory repurchase is envisaged in the following situations:

-         Contracts in default for a period exceeding 90 consecutive days;

-         Contracts subject to renegotiation;

-         Contracts subject to portability in accordance with CMN Resolution 3,401/2006; and

-         Contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.

From the date of transfer cash flows from operations will be paid directly to the assignee entity.

                Demonstrações Financeiras Individuais e Consolidadas – 30 de Junho de 2018       56

BANCO SANTANDER (BRASIL) S.A. E EMPRESAS CONTROLADAS
NOTES TO THE FINANCIAL STATEMENTS
Valores expressos em milhares de reais, exceto quando indicado.

b) Loan Portfolio by Maturity

		Bank		Consolidated
		06/30/2018	06/30/2017	06/30/2018	06/30/2017
Overdue		7.074.372	6.033.788	8.472.519	7.093.591
Due to:
Up to 3 Months	-	69.173.971	59.220.299	79.374.448	67.995.478
From 3 to 12 Months	-	54.898.942	45.741.430	74.114.236	62.234.479
Over 12 Months	-	97.693.628	96.609.461	128.568.056	119.498.369
Total		228.840.913	207.604.978	290.529.259	256.821.917

c) Lease Portfolio Operations

	Bank		Consolidated
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Gross Investment in Leasing Operations	-	2	3.104.839	3.237.847
Lease Receivables	-	1	2.079.810	2.185.716
Unrealized Residual Values (1)	-	1	1.025.029	1.052.131
Unearned Income on Lease	-	-	(2.061.781)	(2.169.758)
Offsetting Residual Values	-	(1)	(1.025.029)	(1.052.131)
Leased Assets	58.915	67.835	6.630.731	7.152.081
Accumulated Depreciation	(58.915)	(67.835)	(3.408.322)	(3.902.524)
Excess Depreciation	22.348	26.670	1.289.355	1.435.649
Losses on Unamortized Lease	-	-	200.929	235.742
Advances for Guaranteed Residual Value	(22.348)	(26.670)	(2.127.776)	(2.231.976)
Other Assets	-	-	2.261	2.620
Total of Lease Portfolio at Present Value	-	1	2.605.207	2.707.550

(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (lease income to appropriate related to minimum payments to receive) in the Consolidated is R$499,632 (06/30/2017 - R$530,297).

On June 30, 2018 and June 30, 2017, there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity of Gross Investment

	Bank		Consolidated
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Overdue	-	2	11.986	24.029
Due to:
Up to 1 Year	-	-	1.400.540	1.516.832
From 1 to 5 Years	-	-	1.685.614	1.683.127
Over 5 Years	-	-	6.699	13.859
Total	-	2	3.104.839	3.237.847

Report per Lease Portfolio Maturity at Present Value

		Bank		Consolidated
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Overdue	-	1	11.264	21.376
Due to:
Up to 1 Year	-	-	1.295.869	1.415.486
From 1 to 5 Years	-	-	1.293.769	1.264.058
Over 5 Years	-	-	4.305	6.630
Total	-	1	2.605.207	2.707.550

                Demonstrações Financeiras Individuais e Consolidadas – 30 de Junho de 2018       57

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

d) Loan Portfolio by Business Sector

		Bank		Consolidated
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Private Sector	228.545.911	207.529.561	290.234.257	256.746.500
Industry	55.737.526	57.008.424	57.624.234	58.505.082
Commercial	27.093.737	25.663.211	30.970.431	28.810.096
Financial Institutions	1.587.792	853.276	1.594.408	856.685
Services and Other (1)	33.956.563	32.263.745	37.044.889	34.929.199
Individuals	107.104.679	88.673.210	159.880.991	130.371.359
Credit Cards	25.726.706	20.921.216	25.726.706	20.921.216
Mortgage Loans	30.330.534	27.045.527	30.330.534	27.045.527
Payroll Loans	18.368.161	13.228.043	30.802.966	21.959.493
Financing and Vehicles Lease	1.968.549	1.768.873	39.755.459	32.650.876
Others (2)	30.710.729	25.709.551	33.265.326	27.794.247
Agricultural	3.065.614	3.067.695	3.119.304	3.274.079
Public Sector	295.000	75.417	295.000	75.417
State	267.090	38.629	267.090	38.629
Municipal	27.910	36.788	27.910	36.788
Total	228.840.911	207.604.978	290.529.257	256.821.917

(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.

(2) Includes personal loans, overdraft among others.

e) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

							Bank
							06/30/2018
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	86.418.887	-	86.418.887	-	-	-
A	0,5%	85.725.762	-	85.725.762	428.629	314.187	742.816
B	1%	15.862.096	1.722.924	17.585.020	175.850	281.438	457.288
C	3%	9.814.455	1.858.781	11.673.236	350.197	787.055	1.137.252
D	10%	7.651.688	2.185.184	9.836.872	983.687	348.936	1.332.623
E	30%	2.923.066	1.653.167	4.576.233	1.372.870	-	1.372.870
F	50%	1.298.703	1.225.956	2.524.659	1.262.329	-	1.262.329
G	70%	841.486	954.592	1.796.078	1.257.254	-	1.257.254
H	100%	3.673.054	4.973.937	8.646.991	8.646.991	-	8.646.991
Total		214.209.197	14.574.541	228.783.738	14.477.807	1.731.616	16.209.423

							Bank
							06/30/2017
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	80.819.947	-	80.819.947	-	-	-
A	0,5%	70.796.307	-	70.796.307	353.982	267.673	621.655
B	1%	15.288.015	1.447.863	16.735.878	167.359	272.027	439.386
C	3%	9.398.722	2.046.451	11.445.173	343.355	766.013	1.109.368
D	10%	8.503.110	2.573.174	11.076.284	1.107.628	996.633	2.104.261
E	30%	2.308.579	2.212.037	4.520.616	1.356.185	-	1.356.185
F	50%	1.812.527	1.230.717	3.043.244	1.521.622	-	1.521.622
G	70%	1.176.475	865.948	2.042.423	1.429.696	-	1.429.696
H	100%	2.596.786	4.473.874	7.070.660	7.070.660	-	7.070.660
Total		192.700.468	14.850.064	207.550.532	13.350.487	2.302.346	15.652.833

							Consolidated
							06/30/2018
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	102.299.630	-	102.299.630	-	-	-
A	0,5%	120.552.090	-	120.552.090	602.760	335.781	938.541
B	1%	20.086.604	3.241.510	23.328.114	233.281	281.438	514.719
C	3%	10.932.312	3.189.419	14.121.731	423.652	787.055	1.210.707
D	10%	7.863.066	2.740.953	10.604.019	1.060.402	349.383	1.409.785
E	30%	3.008.634	1.952.151	4.960.785	1.488.236	-	1.488.236
F	50%	1.444.382	1.514.663	2.959.045	1.479.523	-	1.479.523
G	70%	851.230	1.144.200	1.995.430	1.396.801	-	1.396.801
H	100%	3.754.703	5.903.044	9.657.747	9.657.747	-	9.657.747
Total		270.792.651	19.685.940	290.478.591	16.342.402	1.753.657	18.096.059

                        Individual and Consolidated Financial Statements – June 30, 2018       58

(Free Translation into English from the Original Previously Issued in Portuguese)

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

							Consolidated
							06/30/2017
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	97.439.006	-	97.439.006	-	-	-
A	0,5%	94.851.739	-	94.851.739	474.259	288.863	763.122
B	1%	18.197.944	2.704.817	20.902.761	209.028	272.027	481.055
C	3%	10.304.500	3.235.279	13.539.779	406.193	766.013	1.172.206
D	10%	8.640.606	3.023.927	11.664.533	1.166.453	996.633	2.163.086
E	30%	2.404.911	2.452.549	4.857.460	1.457.238	-	1.457.238
F	50%	1.828.586	1.422.489	3.251.075	1.625.538	-	1.625.538
G	70%	1.297.015	1.006.908	2.303.923	1.612.746	-	1.612.746
H	100%	2.627.706	5.326.580	7.954.286	7.954.286	-	7.954.286
Total		237.592.013	19.172.549	256.764.562	14.905.741	2.323.536	17.229.277

(1)   Includes current and past-due operations.

(2)   The additional allowance is recognized based mainly on the expected realization of the loan portfolio, in addition to the current minimum regulatory requirements

(3)   The total loan portfolio includes the value of a credit of R$57,175 (06/30/2017 - R$54,446) Bank and R$50,667 (06/30/2017 - R$57,355) Consolidated, related to the adjustment to fair value of loans that are being hedged, recorded in accordance with Article 5 of Circular Letter 3,624 of the Bacen of December 26, 2013 and are not included in the note of the risk levels (Note 6.b.V.a).

f) Changes in Allowance for Loan Losses

		Bank		Consolidated
	01/01 to 06/30/2018	01/01 to 06/30/2017	01/01 to 06/30/2018	01/01 to 06/30/2017
Opening Balance	15.867.217	16.780.456	17.461.974	18.332.712
Allowances Recognized	5.473.887	5.185.459	6.490.460	5.961.156
Write-offs	(5.131.681)	(6.313.082)	(5.856.375)	(7.064.591)
Closing Balance	16.209.423	15.652.833	18.096.059	17.229.277
Current	4.413.721	4.078.596	5.322.345	4.819.021
Long-term	11.795.702	11.574.237	12.773.714	12.410.256
Recoveries Credits (1)	988.719	1.243.140	1.129.176	1.335.190

(1) It is recorded as financial income in the items: lending operations and leasing operations. Includes results of assignment without recourse, related to the prior operations written off, as losses amounting the value to R$34,564 (2017 - R$50,226) in the Bank and Consolidated.

g) Renegotiated Credits

		Bank		Consolidated
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Renegotiated Credits	13.097.972	12.895.154	13.822.499	13.219.020
Allowance for Loan Losses	(7.618.519)	(7.462.030)	(7.835.389)	(7.571.409)
Percentage of Coverage on Renegotiated Credits	58,2%	57,9%	56,7%	57,3%

h) Loan Portfolio Concentration

				Consolidated
	06/30/2018		06/30/2017
Loan Portfolio and Credit Guarantees, Securities and Derivatives Financial Instruments	Risk	%	Risk	%
Largest Debtor	5.410.538	1,4%	5.270.646	1,5%
10 Largest	29.255.268	7,8%	29.562.053	8,6%
20 Largest	45.682.132	12,1%	43.087.403	12,6%
50 Largest	73.092.263	19,4%	67.206.619	19,6%
100 Largest	96.580.776	25,7%	88.342.501	25,7%

(1) Includes portions of loans to release the business plan.

(2) Refers to debentures, promissory notes and certificates of real estate receivables - CRI.

(3) Refers to credit of derivatives risk.

                        Individual and Consolidated Financial Statements – June 30, 2018       59

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

9.            Foreign Exchange Portfolio

Bank/Consolidated
	06/30/2018	06/30/2017
Assets
Rights to Foreign Exchange Sold	28.487.772	16.260.274
Exchange Purchased Pending Settlement	37.620.816	29.011.190
Advances in Local Currency	(294.762)	(269.645)
Income Receivable from Advances and Importing Financing (Note 8.a)	115.876	93.238
Currency and Documents Term Foreign Currency	6.089	129.513
Total	65.935.791	45.224.570
Current	62.449.630	43.875.289
Long-term	3.486.161	1.349.281
Liabilities
Exchange Sold Pending Settlement	35.670.665	24.455.592
Foreign Exchange Purchased	29.601.915	20.654.408
Advances on Foreign Exchange Contracts (Note 8.a)	(6.419.824)	(5.474.957)
Others	104	61
Total	58.852.860	39.635.104
Current	56.596.809	38.419.277
Long-term	2.256.051	1.215.827
Memorandum Accounts
Outstanding Import Credits – Foreign Currency	1.376.467	822.235
Confirmed Export Credits – Foreign Currency	833.400	315.673

10.          Securities Trading and Brokerage

	Bank		Consolidated
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Assets
Financial Assets and Pending Settlement Transactions	109.284	70.364	109.897	70.401
Clearinghouse Transactions	-	-	77.499	12.516
Debtors Pending Settlement	-	-	441.152	281.873
Stock Exchanges - Guarantee Deposits	54.692	72.565	54.692	72.565
Others	318.500	869.276	318.501	869.276
Total	482.476	1.012.205	1.001.741	1.306.631
Current	482.476	1.012.205	1.001.741	1.306.631
Liabilities
Financial Assets and Pending Settlement Transactions	682.784	80.834	703.594	117.389
Creditors Pending Settlement	4.392	4.392	983.938	279.811
Creditors for Loan of Shares	441	38.825	441	196.825
Clearinghouse Transactions	-	-	2.729	1.759
Records and Settlement	1.403	2.355	3.405	3.825
Others	24.561	1.622	24.564	1.622
Total	713.581	128.028	1.718.671	601.231
Current	713.581	127.294	1.718.671	600.497
Long-term	-	734	-	734

 (1) Refers to deposits used as guarantee for derivatives transactions made with customers in the counter market.

11.          Deferred Taxes

a) Nature and Origin of Recorded Deferred Tax Assets

				Bank
	12/30/2017	Recognition	Realization	06/30/2018
Allowance for Loan Losses	10.448.584	1.908.339	(1.332.270)	11.024.653
Reserve for Legal and Administrative Proceedings - Civil	1.023.947	166.466	(98.213)	1.092.200
Reserve for Tax Risks and Legal Obligations	1.361.741	40.218	(10.636)	1.391.323
Reserve for Legal and Administrative Proceedings - Labor	1.529.085	547.288	(286.466)	1.789.907
Adjustment to Fair Value of Trading Securities and Derivatives	2.318.210	780.422	(1.506.844)	1.591.788
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge	315.265	210.338	-	525.603
Accrual for Pension Plan	1.356.007	112.223	(611.615)	856.615
Profit Sharing, Bonuses and Personnel Gratuities	403.709	335.911	-	739.620
Other Temporary Provisions	3.065.919	103.197	(413.180)	2.755.936
Total Tax Credits on Temporary Differences	21.822.467	4.204.402	(4.259.224)	21.767.645
Tax Losses and Negative Social Contribution Bases	548.697	2.459.291	-	3.007.988
Social Contribution Tax - Executive Act 2,158/2001	521.753	-	(98.022)	423.731
Balance of Recorded Deferred Tax Assets	22.892.917	6.663.693	(4.357.246)	25.199.364
Current	3.340.220			7.502.416
Long-term	19.552.697			17.696.948

                        Individual and Consolidated Financial Statements – June 30, 2018       60

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

					Bank
		12/31/2016	Recognition	Realization	06/30/2017
Allowance for Loan Losses		11.226.152	2.235.416	(1.676.863)	11.784.705
Reserve for Legal and Administrative Proceedings - Civil		783.276	110.720	(16.678)	877.318
Reserve for Tax Risks and Legal Obligations		1.380.786	149.618	(3.137)	1.527.267
Reserve for Legal and Administrative Proceedings - Labor		1.060.611	373.458	(118.278)	1.315.791
Adjustment to Fair Value of Trading Securities and Derivatives		3.719.237	697.907	(982.261)	3.434.883
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge		545.119	-	(28.720)	516.399
Accrual for Pension Plan		884.543	368.167	-	1.252.710
Profit Sharing, Bonuses and Personnel Gratuities		363.200	279.959	(355.294)	287.865
Other Temporary Provisions		3.178.827	120.575	-	3.299.402
Total Tax Credits on Temporary Differences		23.141.751	4.335.820	(3.181.231)	24.296.340
Social Contribution Tax - Executive Act 2,158/2001		641.213	-	(119.461)	521.752
Balance of Recorded Tax Credits		23.782.964	4.335.820	(3.300.692)	24.818.092
Current		8.234.581			8.187.816
Long-term		15.548.383			16.630.276

					Consolidated
	12/31/2017	Change in the Scope of Consolidation (Note 15)	Recognition	Realization	06/30/2018
Allowance for Loan Losses	11.800.832	3	2.383.232	(1.800.811)	12.383.256
Reserve for Legal and Administrative Proceedings - Civil	1.140.653	-	219.910	(141.730)	1.218.833
Reserve for Tax Risks and Legal Obligations	2.306.576	6.118	88.841	(52.498)	2.349.037
Reserve for Legal and Administrative Proceedings - Labor	1.614.898	31.345	576.958	(303.418)	1.919.783
Adjustment to Fair Value of Trading Securities and Derivatives (1)	2.326.627	-	785.646	(1.511.887)	1.600.386
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	369.813	-	214.800	(23.100)	561.513
Accrual for Pension Plan (2)	1.364.252	8.194	112.223	(623.035)	861.634
Profit Sharing, Bonuses and Personnel Gratuities	434.604	13.304	360.125	(457.421)	350.612
Other Temporary Provisions (3)	3.292.385	5.302	286.701	(41.338)	3.543.050
Total Tax Credits on Temporary Differences	24.650.640	64.266	5.028.436	(4.955.238)	24.788.104
Tax Loss Carryforwards	973.104	42	2.468.781	(92.132)	3.349.795
Social Contribution Tax - Executive Act 2,158/2001	535.899	-	-	(112.170)	423.729
Balance of Recorded Tax Credits	26.159.643	64.308	7.497.217	(5.159.540)	28.561.628
Current	3.815.576				8.217.342
Long-term	22.344.067				20.344.286

					Consolidated
	12/31/2016	Change in the Scope of Consolidation (Note 15)	Recognition	Realization	06/30/2017
Allowance for Loan Losses	12.321.090	(181)	2.619.877	(1.888.294)	13.052.492
Reserve for Legal and Administrative Proceedings - Civil	868.273	-	149.679	(38.062)	979.890
Reserve for Tax Risks and Legal Obligations	2.266.355	(404)	213.372	(19.974)	2.459.349
Reserve for Legal and Administrative Proceedings - Labor	1.124.992	(310)	395.691	(124.300)	1.396.073
Adjustment to Fair Value of Trading Securities and Derivatives (1)	3.745.880	-	697.913	(987.560)	3.456.233
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	569.194	-	25.639	(31.017)	563.816
Accrual for Pension Plan (2)	886.535	-	369.384	-	1.255.919
Profit Sharing, Bonuses and Personnel Gratuities	386.483	(664)	292.148	(368.672)	309.295
Other Temporary Provisions (3)	3.434.482	(6.568)	154.494	(107.523)	3.474.885
Total Tax Credits on Temporary Differences	25.603.284	(8.127)	4.918.197	(3.565.402)	26.947.952
Tax Loss Carryforwards	508.045	-	47.088	(126.343)	428.790
Social Contribution Tax - Executive Act 2,158/2001	655.359	-	-	(119.460)	535.899
Balance of Recorded Tax Credits	26.766.688	(8.127)	4.965.285	(3.811.205)	27.912.641
Current	9.102.267				9.137.165
Long-term	17.664.421				18.775.476

(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.
(2) Includes tax credits IRPJ and CSLL, adjustments on plan benefits to employees as mentioned Note 3.n.
(3) Composed mainly by administrative provisions nature and escrow deposits.

                        Individual and Consolidated Financial Statements – June 30, 2018       61

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

On June 30, 2018, in the Consolidated has deferred tax assets not registered in assets in the amount of R$14,077 (06/30/2017 - R$617,859 in the Bank and R$619,086 in the Consolidated).

The accounting record of the deferred tax assets in the Santander Brasil financial statements was made at the rates applicable to the expected period of its realization and is based on the projection of future results and a technical study prepared pursuant to CMN Resolution 3,059/2002, with the amendments to the Resolution CMN 4,441/2015.

b) Expected Realization of Recorded Tax Credits

						Bank
						06/30/2018
	Temporary Differences			Tax Loss		Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Recorded
2018	867.190	526.236	26.895	2.973.331	216.822	4.610.474
2019	3.436.162	2.073.546	53.791	34.657	185.730	5.783.886
2020	3.037.536	1.800.554	53.791	-	21.179	4.913.060
2021	2.295.914	1.380.573	32.220	-	-	3.708.707
2022	2.122.884	1.265.189	10.648	-	-	3.398.721
2023 a 2025	1.339.587	805.267	31.945	-	-	2.176.799
2026 a 2027	343.716	222.085	18.515	-	-	584.316
2028	13.036	7.822	2.543	-	-	23.401
Total	13.456.025	8.081.272	230.348	3.007.988	423.731	25.199.364

						Consolidated
						06/30/2018
	Temporary Differences			Tax Loss		Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Recorded
2018	1.031.599	673.163	27.285	3.035.221	216.821	4.984.089
2019	3.814.195	2.288.629	54.571	123.381	185.730	6.466.506
2020	3.281.987	1.938.050	54.511	94.251	21.178	5.389.977
2021	2.641.937	1.575.208	32.879	44.340	-	4.294.364
2022	2.777.310	1.635.127	11.308	29.471	-	4.453.216
2023 a 2025	1.424.518	855.048	32.520	23.131	-	2.335.217
2026 a 2027	363.931	231.534	18.711	-	-	614.176
2028	13.479	8.012	2.592	-	-	24.083
Total	15.348.956	9.204.771	234.377	3.349.795	423.729	28.561.628

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Tax Credits

The present value of the tax credits recorded is R$21,450,480 (06/30/2017 - R$21,578,715) in the Bank and R$24,222,721 (06/30/2017 - R$24,304,908) in the Consolidated, calculated according to with the expectation of realizing the temporary differences, tax loss carryforwards, negative social contribution tax, Social Contribution 18% - MP 2,158/2001 and the average funding rate, projected for the corresponding periods.

12.          Other Receivables - Other

	Bank		Consolidated
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Notes and Credits Receivable (Note 8.a)
Credit Cards	20.971.033	16.933.288	21.134.949	16.982.837
Receivables	17.440.054	13.298.407	20.749.760	15.814.883
Rural Product Note (CPR)	-	34.495	-	34.495
Others	-	-	-	191.433
Escrow Deposits for:
Tax Claims	5.114.935	4.811.015	7.464.336	7.039.035
Labor Claims	1.781.500	1.677.736	1.880.588	1.743.626
Others	1.132.364	1.679.590	1.300.717	1.924.454
Contract Guarantees - Former Controlling Stockholders (Note 23.i)	631.435	614.603	713.519	695.792
Recoverable Taxes	4.007.318	1.927.846	5.046.892	2.599.281
Receivables - Buyer Services (Note 26.e) (2)	53.453	15.437.606	17.397	15.424.063
Reimbursable Payments	179.502	181.430	211.377	209.868
Salary Advances/Others	200.625	191.403	272.038	264.615
Employee Benefit Plan (Note 35)	161.840	138.461	206.965	162.040
Debtors for Purchase of Assets (Note 8.a)	353.922	82.201	353.922	82.201
Receivable from Affiliates (Note 26.e)	22.338	854.401	2.613	855.798
Others	937.290	1.176.213	1.917.242	1.741.448
Total	52.987.609	59.038.695	61.272.315	65.765.869
Current	40.788.308	28.366.454	45.268.830	31.798.545
Long-term	12.199.301	30.672.241	16.003.485	33.967.324

                        Individual and Consolidated Financial Statements – June 30, 2018       62

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

(1)     It consists of operations with credit assignment characteristics substantially composed of "Confirming" operations with companies subject to credit risk and analysis of loan losses by segment in accordance with the Bank risk policies.

(2)     At Banco Santander, includes the amount of R$ 37.665  (06/30/2017- R$ 15.423.658 ) receivable related to Acquisition of its subsidiary Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Getnet S.A.).

13.          Non-Current Assets Held for Sale

On June 30, 2018, The Management of Banco Santander revalued your strategy on the investment in the company Real TJK Empreendimento Imobiliário S.A. (current name for Rojo Entretenimento S.A.), a company that owns the Santander Theater, and decided to transfer the company from non-current assets held to sale to associates and subsidiaries (Note 15). On June 30, 2017, the amount of this investment, recorded under non-current assets held for sale, was R$130,713 in the Bank and Consolidated.

14.          Dependences Information and Foreign Subsidiary

Branches:

Cayman

The Grand Cayman Agency is licensed under the Banks and Fiduciary Companies Act, or "Bank and Trust Companies Act," and is duly registered as a Foreign Company with the Registrar of Companies in Grand Cayman, Cayman Islands. The agency is therefore duly authorized to carry out banking business in the Cayman Islands and is currently engaged in fund raising business in the international banking and capital market to provide credit lines to Banco Santander, which are then extended to Banco Santander clients' for financing working capital and foreign trade. It also receives deposits in foreign currency from corporate clients and individuals and provides credit to Brazilian and foreign clients, primarily to support commercial operations with Brazil.

Luxembourg

On June 9, 2017, Banco Santander obtained authorization from the Brazilian Central Bank to set up an agency in Luxembourg with a capital of US$1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows for the increase of funding capacity. The opening of the agency was authorized by the Minister of Finance of Luxembourg on March 5, 2018. On April 3, 2018, after the reduction of the capital of the Cayman Agency in the equivalent amount, the value of US$1 billion was allocated to capital of the Luxembourg branch.

Subsidiary:

Banco Santander has a subsidiary in Spain, Santander Brasil, Establecimiento Financiero de Credito, S.A. (Santander Brasil EFC), to complement the foreign trade strategy for corporate clients - large brazilian companies and their operations abroad - and offer products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation.

                        Individual and Consolidated Financial Statements – June 30, 2018       63

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date in the financial statements include:

	Grand Cayman Branch (3)		Luxembourg Branch (3)	Santander Brasil EFC (3)
	06/30/2018	06/30/2017	06/30/2018	06/30/2018	06/30/2017
Assets	89.995.075	89.093.070	7.902.248	3.592.221	3.013.118
Current and Long-term Assets	89.995.075	89.093.069	7.902.248	3.592.221	3.013.095
Cash	4.247.638	2.479.841	13.984	352.281	196.171
Interbank Investments	8.350.117	12.457.349	5.043.651	1.260.896	1.321.250
Securities and Derivatives Financial Instruments	45.143.556	35.223.673	37.553	61.531	125.821
Lending Operations (1)	21.810.997	20.067.776	1.693.654	1.857.046	1.291.711
Foreign Exchange Portfolio	8.990.345	16.372.413	-	-	-
Others	1.452.422	2.492.017	303.406	60.467	78.142
Permanent Assets	-	1	-	-	23
Liabilities	89.995.075	89.093.070	7.092.248	3.592.221	3.013.118
Current and Long-term Liabilities	47.068.029	50.881.110	3.224.879	102.905	165.980
Deposits and Money Market Funding	7.545.418	9.238.405	2.130.574	40.562	-
Funds from Acceptance and Issuance of Securities	4.908.970	3.013.912	-	-	-
Borrowings (2)	22.803.647	20.227.584	1.092.760	-	-
Foreign Exchange Portfolio	8.907.618	16.324.574	-	-	-
Others	2.902.376	2.076.635	1.545	62.343	165.980
Deferred Income	123	117	-	14.317	17.778
Stockholders' Equity	42.926.923	38.211.843	3.867.369	3.474.999	2.829.360

	01/01 to 06/30/2018	01/01 to 06/30/2017	01/01 to 06/30/2018	01/01 to 06/30/2018	01/01 to 06/30/2017
Income	1.201.125	1.224.032	11.886	40.282	18.576

(1) Refers mainly to export financing operations.
(2) Borrowings abroad regarding financing lines to exports and imports and other lines of credit.
(3) The functional currency is Real (Note 3.b).

                        Individual and Consolidated Financial Statements – June 30, 2018       64

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

15.  Investments in Affiliates and Subsidiaries

					06/30/2018
		Quantity of Shares or Quotas Owned (in Thousands)
Investments	Activity	Common Shares and Quotas	Preferred Shares	Participation	Participation
Controlled by Banco Santander
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	11,043,798	-	78.57%	99.99%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	95,349	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe)	Bank	2,184	-	100.00%	100.00%
Banco RCI Brasil S.A.	Bank	81	81	39.89%	39.89%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	287,706,670	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	14,067,673	14,067,673	99.99%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros) (8) (12) (13)	Other Activities	4,687	-	100.00%	100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Getnet S.A.)	Payment Institution	61,565	-	88.50%	88.50%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	12,728,211	-	100.00%	100.00%
Santander Brasil EFC	Financial	75	-	100.00%	100.00%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (current name of Atual Companhia Securitizadora de Créditos Financeiros)(11)	Recovery of Defaulted Credits	265,419	-	100.00%	100.00%
Santander Holding Imobiliária S.A. (current name of Webcasas S.A.) (15) (17)	Holding	24,500	-	100.00%	100.00%
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.) (23) (24)	Tecnology	45,371	-	100.00%	100.00%
Rojo Entretenimento S.A. (25)	Other Activities	7,417	-	94.60%	94.60%
Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos S.A. (Super Pagamentos) (7)	Payment Institution	90,724	-	-	100.00%
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) (21)	Bank	261,359	-	-	60.00%
Banco PSA	Bank	105	-	-	50.00%
Banco Hyundai Capital Brasil S.A. (Company under corporate transformation and former denominated BHJV Assessoria e Consultoria Empresarial Ltda.) (26)	In Transformation	50,000	-	-	50.00%
Controlled by Santander Leasing
Santander Finance Arrendamento Mercantil S.A. (Santander Finance Arrendamento Mercantil)	Leasing	182	-	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Evidence Previdência S.A.	Private Pension	12,591,172	-	-	100.00%

  Individual and Consolidated Financial Statements – June 30, 2018 65

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

					06/30/2018
		Quantity of Shares or Quotas Owned (in Thousands)
Investments	Activity	Common Shares and Quotas	Preferred Shares	Participation	Participation
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (11) (16)
Ipanema Empreendimentos e Participações (16)	Collection and Recover of Credit Management	140	-	-	70.00%
Controlled by Ipanema Empreendimentos e Participações (16)
Gestora de Investimentos Ipanema (16)	Resources Management	11	-	-	100.00%
Jointly Controlled Companies by Banco Santander
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (1)	Securitization	4	-	9.72%	9.72%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (1) (22)	Other Activities	3,859	2,953	11.11%	11.11%
Gestora de Inteligência de Crédito S.A. (Gestora de Crédito) (6) (14)	Credit Bureau	3,560	3,560	20.00%	20.00%
Campo Grande Empreendimentos Ltda.	Other Activities	255	-	25.32%	25.32%
Controladas em Conjunto da Santander Corretora de Seguros (8) (12) (13)
Webmotors S.A. (2)	Other Activities	366,182,676	-	-	70.00%
TecBan - Tecnologia Bancária S.A. (TecBan)	Other Activities	743,944	-	-	19.81%
PSA Corretora de Seguros e Serviços Ltda. (PSA Corretora de Seguros) (3) (20)	Insurance Broker	450	-	-	50.00%
Controlled by Getnet S.A
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	3,865	-	-	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia)	Other Activities	76,276	-	-	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	6,050	-	-	100.00%
Controlled by TecBan
Tbnet Comércio Locação e Administração Ltda. (Tbnet) (4)	Other Activities	386,401	-	-	100.00%
Controlled by Tebnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte) (5)	Other Activities	375,576	-	-	100.00%
Controlled by Olé Consignado (21)
BPV Promotora de Vendas e Cobrança Ltda.	Other Activities	6,950	-	-	100.00%
Olé Tecnologia Ltda.	Other Activities	450	-	-	100.00%
Affiliate of Banco Santander
Norchem Holdings e Negócios S.A. (Norchem Holdings)	Other Activities	1,679	-	21.75%	21.75%

  Individual and Consolidated Financial Statements – June 30, 2018 66

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	06/30/2018	01/01 to 06/30/2018	06/30/2018	06/30/2017	01/01 to 06/30/2018	01/01 to 06/30/2017
Controlled by Banco Santander
Santander Leasing	5,696,475	257,177	4,475,950	4,635,397	202,030	135,313
Santander Brasil Consórcio	239,757	65,443	239,757	180,366	65,443	43,751
Banco Bandepe	3,133,162	136,031	3,133,162	3,189,524	136,031	97,153
Banco RCI Brasil S.A.	1,169,978	98,878	466,715	466,331	39,443	31,394
Aymoré CFI	1,716,460	270,992	1,716,460	1,616,686	270,992	237,718
Santander CCVM	593,081	63,168	593,081	559,379	63,168	2,077
Santander Microcrédito Assessoria Financeira S.A (Santander Microcrédito) (9)	-	-	-	17,652	-	335
Santander Brasil Advisory Services S.A. (Santander Brasil Advisory) (10)	-	-	-	14,841	-	(378)
Santander Corretora de Seguros	2,398,242	206,391	2,398,242	1,567,388	206,391	24,849
Getnet S.A.	2,023,067	230,854	1,790,414	1,478,351	204,306	178,844
Sancap	432,553	57,712	432,553	441,105	57,712	31,612
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços) (15) (18) (19)	-	-	-	560,231	-	80,408
Santander Brasil EFC	3,474,999	40,282	3,474,999	2,829,360	40,282	18,576
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	254,554	5,727	254,534	-	5,915	-
Santander Holding Imobiliária S.A.	26,024	2,139	26,024	-	2,139	-
Santander Brasil Tecnologia S.A.	141,688	(2,299)	141,688	-	(2,299)	-
Rojo Entretenimento S.A.	126,850	-	120,000	-	-	-
Controlled by Aymoré CFI
Super Pagamentos	35,852	(518)	-	-	-	-
Olé Consignado	1,044,775	150,327	-	-	-	-
Banco PSA	306,303	11,711	-	-	-	-
Banco Hyundai Capital Brasil S.A. (company under corporate transformation and former denominated BHJV Assessoria e Consultoria Empresarial Ltda.) (26)	100,480	483	-	-	-	-
Controlled by Santander Leasing
Santander Finance Arrendamento Mercantil	353,739	(35,512)	-	-	-	-
Controlled by Sancap
Santander Capitalização	108,878	41,959	-	-	-	-
Evidence S.A.	297,998	15,338	-	-	-	-

  Individual and Consolidated Financial Statements – June 30, 2018  67

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	06/30/2018	01/01 to 06/30/2018	06/30/2018	06/30/2017	01/01 to 06/30/2018	01/01 to 06/30/2017
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.
Ipanema Empreendimentos e Participações	1,971	1,197	-	-	-	-
Controlled by Ipanema Empreendimentos e Participações
Gestora de Investimentos Ipanema	1,079	947	-	-	-	-
Jointly Controlled Companies by Banco Santander
Cibrasec	75,274	1,097	7,212	7,214	107	642
Norchem Participações	51,227	1,257	25,614	25,192	628	974
EBP	32,741	(9,233)	3,639	4,720	(1,069)	(1,547)
Gestora de Crédito	129,113	(18,450)	25,823	-	(3,690)	-
Campo Grande Empreendimentos Ltda.	-	-	256	256	-	-
Controlled by Getnet S.A.
Auttar HUT	15,500	501	-	-	-	-
Integry Tecnologia	71,459	(1,393)	-	-	-	-
Toque Fale	5,038	1,324	-	-	-	-
Controlled by Olé Consignado
BPV Promotora de Vendas e Cobrança Ltda.	14,483	1,710	-	-	-	-
Olé Tecnologia Ltda.	4,834	1,567	-	-	-	-

Individual and Consolidated Financial Statements – June 30, 2018  68

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	06/30/2018	01/01 to 06/30/2018	06/30/2018	06/30/2017	01/01 to 06/30/2018	01/01 to 06/30/2017
Affiliate
Norchem Holdings	95,027	1,472	20,668	20,349	320	706
Others	-	-	20,431	-	280	217
Goodwill on the Acquisition of 100% of Santander Brasil Tecnologia S.A. (Note 37.a)	-	-	15,971	-	-	-
Negative goodwill on the Acquisition of 100% of Isban Brasil S.A. (Note 37.a)	-	-	(2,080)	-	-	-
Others	-	-	6,540	-	280	217
Total Bank			19,367,222	17,614,342	1,288,129	882,644
Jointly Controlled Companies by Banco Santander
Cibrasec	75,274	1,097	7,212	7,214	107	642
Norchem Participações	51,227	1,257	25,614	25,192	628	974
EBP	32,741	(9,233)	3,639	4,720	(1,069)	(1,547)
Gestora de Crédito	129,113	(18,450)	25,823	-	(3,690)	-
Campo Grande Empreendimentos Ltda.	-	-	256	256	-	-
Jointly Controlled Companies Directly or Indirectly by Santander Serviços
Webmotors S.A.	-	-	-	78,283	-	8,948
TecBan	-	-	-	86,239	-	5,959
Jointly Controlled Companies Directly or Indirectly by Santander Corretora de Seguros
Webmotors S.A.	145,375	19,853	101,762	-	13,894	-
TecBan	438,332	(8,788)	86,833	-	(1,752)	-
PSA Corretora de Seguros	2,045	563	1,022	985	281	327
Controlled by TecBan
Tbnet	244,101	(27,903)	-	-	-	-
Controlled by Tebnet
Tbforte	234,305	(28,736)	-	-	-	-
Affiliate
Norchem Holdings	95,027	1,472	20,668	20,349	320	706
Others	-	-	146,348	129,063	280	-
Goodwill on the Acquisition of 100% of Santander Brasil Tecnologia S.A. (Note 37.a)	-	-	15,971	-	-	-
Negative goodwill on the Acquisition of 100% of Isban Brasil S.A. (Note 37.a)	-	-	(2,080)	-	-	-
Net Value of the Amortization related to the Completion of the Study of the Purchase Price Allocation (PPA) on the Acquisition of Olé Consigned by Aymoré CFI	-	-	16,354	22,607	-	-
Goodwill on the Acquisition of the Shares representing the remaining 50% of the Capital of Super Pagamentos	-	-	73,190	84,460	-	-
Final Price Adjustment in the Banco PSA Acquisition.	-	-	12,363	1,071	-	-
Goodwill on BW Guirapá I S.A. related to Acquisition of Sociedades de Proposito Especifico (SPE) de Parques Eólicos	-	-	-	20,925	-	-
Goodwill on the Acquisition of 70% of Ipanema Empreendimentos e Participações by Atual Companhia Securitizadora de Créditos e Meios Digitais S.A. (current name of Atual Companhia Securitizadora de Créditos Financeiros)	-	-	25,540	-	-	-
Others	-	-	5,010	-	280	-
Total Consolidated			419,177	352,301	8,999	16,009

  Individual and Consolidated Financial Statements – June 30, 2018 69

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

(1)     The Bank has a participation of less than 20%, and there is no control block in the company, and business decisions are taken jointly by the shareholders.

(2)     Although participation exceeds 50%, in accordance with the stockholder' agreement, the control is shared by Santander Corretora de Seguros and Carsales.com.  Investments PTY LTD (Carsales).

(3)     In accordance with the shareholders' agreement, the control is shared by Santander Corretora de Seguros and PSA Services LTD.

(4)     In January, February and April 2018, shareholders' meetings approved capital increases in the amount of R$166,399, from R$220,002 to R$386,401, with the issue of 166,399 thousand new shares at nominal value of R$1.00 (one Real) each, whose increases were paid in the currency of the country on the same date as the approval of the partners.

(5)     A shareholders' meeting held in January 2018 approved a capital increase in the amount of R$162,721, from R$212,855 to R$375,576, with the issue of 162,721 thousand new shares, at the nominal value of R$1.00 (one Real) each, whose increases were paid in the currency of the country on the same date as the approval of the partners.

(6)     Company incorporated in April 2017 and it is in the pre-operational phase. Pursuant to the shareholders' agreement, the control is shared among shareholders who hold 20% of its share capital each (Note 37.d). At the EGM held on July 6, 2017, the capital increase of Gestora de Crédito was approved in the total amount of R$65,822, so that the share capital increased from R$1 to R$65,823, through the issuance of 6,582,200 (six million, five hundred eighty-two thousand and two hundred) new shares, of which 3,291,100 (three million, two hundred ninety-one thousand and one hundred) common shares, 1,316,440 (one million, three hundred sixteen thousand, four hundred and forty) preferred shares Class A and 1,316,440 (one million, three hundred sixteen thousand, four hundred and forty) preferred shares Class B and 658,220 (six hundred fifty eight thousand, two hundred and twenty) class C preferred shares, with no par value, at the issue price of R$10.00, corresponding to the equity value of the shares. The shares issued in the capital increase were fully subscribed at the same date by the shareholders in the proportion of 20% of its share capital each.

(7)     At the ESM held on July 21, 2017, the capital increase of Super Payments in the amount of R$20,000 was approved, increasing the capital stock from R$49,451 to R$69,451 through the issuance of 50,724,086 (fifty million, seven hundred and twenty-four thousand and eighty-six) new nominative common shares, with no par value, in all identical to those previously existing, at the approximated issue price of R$394.29 per thousand shares at the book value of Super Payments on June 30, 2017. The shares issued were fully subscribed and paid-in on the same date by Aymoré CFI.

(8)     The investment held by Santander Corretora de Seguros in BW Guirapá I S.A. was written off in December 2017 (Note 37.f).

(9)     On August 31, 2017, Santander Microcrédito was merged into Santander Corretora de Seguros (Note 37.f).

(10)   On September 29, 2017, Santander Brasil Advisory was merged into Santander Corretora de Seguros (Note 37.f).

(11)   At the Extraordinary General Meeting held on September 11, 2017, a capital increase of R$120,000 was approved, through the issuance of 120,000,000 (one hundred and twenty million) new common shares, nominative and without par value, the capital stock of R$100.00 (one hundred reais) increased to R$120,000. The shares issued as a result of the capital increase were fully subscribed by the shareholder Banco Santander. At the Extraordinary General Meeting held on March 23, 2018, a capital increase of R$150,000 was approved, through the issuance of 145,419,292 (one hundred forty-five million, four hundred nineteen thousand and two hundred ninety-two) new common shares, nominative and without par value, the capital stock of R$120,000 increased to R$270,000. The shares issued in the capital increase were fully subscribed shareolder Banco Santander. In addition, the Extraordinary General Meeting issued the denomination change of the company to Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.

(12)   At the Extraordinary General Meeting held on August 31, 2017, the capital increase in the amount of R$17,652 was approved, in view of the version of the net assets of Santander Microcrédito (Note 37.f), based on its book value at the date based on June 30, 2017, entirely destined to the share capital account of Santander Corretora de Seguros, from R$1,700,000 to R$1,717,652, through the issue of a total of 51,776 registered common shares with no par value that were subscribed and paid by Banco Santander on that date, the issue price was set at R$340.93 per share, calculated based on their respective book values, at base date of June 30, 2017.

(13)   At the Extraordinary General Meeting held on September 29, 2017, Santander Corretora de Seguros 'shareholders' equity increase was approved in the amount of R$12,900, based on the net assets of Santander Brasil Advisory calculated based on its book value at base date of August 31, 2017 (Note 37.f). The amount of R$8,463 was allocated to the share capital account of Santander Corretora de Seguros, from R$1,717,652 to R$1,726. 115, through the issuance of a total of 37,554 common, nominative shares with no par value that were subscribed and paid-in by Banco Santander on that date, the issue price was set at R$343.50 per share, calculated based on their respective book values, on the base date of August 31, 2017.

(14)   At the Extraordinary General Meeting held on October 5, 2017, the capital increase of Gestora de Crédito was approved in the total amount of R$285,205, so that the capital stock increased from R$65,823 to R$351,028, through the issuance of 29,013,700 (twenty-nine million, thirteen thousand and seven hundred) new shares, of 14,506,850 (fourteen million, five hundred and six thousand and eight hundred and fifty) commom shares, 5,802,740 (five million, eight hundred two thousand and seven hundred forty) preferred shares Class A, 5,802,740 (five million, eight hundred two thousand, seven hundred and forty) Class B preferred shares and 2,901,370 (two million, nine hundred and one thousand, three hundred and seventy) class C preferred shares and without par value, at the issue price of R$9.83 (nine reais and eighty-three cents) per share, corresponding to the equity value of the shares. The shares issued in the capital increase were fully subscribed on the same date by the shareholders in the proportion of 20% of their capital stock each.

(15)   Through the private purchase and sale of shares held on October 26, 2017, Santander Serviços sold its interest held in Webcasas S.A. to Banco Santander. The full sale occurred at book value (Note 37.f).

(16)   Investment acquired in October 16, 2017 (Note 37.c).

(17)   At the Extraordinary General Meeting held on November 1, 2017, the change of the corporate name of Webcasas S.A. was approved for Santander Holding Imobiliária S.A. and the change in its corporate purpose for the new activities to be performed.

(18)   On November 17, 2017, Banco Santander acquired from Santusa Holding, S.L. the share held by it in the share capital of Santander Serviços. The amount of R$298,978 relating to goodwill was recorded (Note 37.f).

(19)   On November 30, 2017, Santander Serviços was merged into Santander Corretora de Seguros (Note 37.f).

                        Individual and Consolidated Financial Statements – June 30, 2018       70

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

(20)   In 2017, as a contractual amendment, PSA Corretora de Seguros' shareholders decided to increase the company's capital stock by R$401, so that the capital stock increased from R$500 to R$901, through the issuance of 400,532 (four hundred thousand and five hundred and thirty-two) new shares representing their capital stock, each share having a par value of R$1.00 (one real). The new shares issued were subscribed and paid up on the date of said contractual amendment, in national currency, in the proportion of the share of each partner equivalent to 50% of its capital stock each, that is to say 200,266 (two hundred thousand, two hundred and sixty-six) quotas.

(21)   All shareholders canceled the General Shareholders' Meeting of December 19, 2017, which approved the increase in the capital stock of Olé Consignado in the amount of R$120,000. On February 9, 2018, shareholders representing the entire share capital of Olé Consignado, meeting at the Extraordinary Shareholders' Meeting held on February 9, 2018, approved the increase in the capital of Olé Consignado in the amount of R$120,000, from the current R$400,000 to R$520,000, through the issuance of 57,089,392 (fifty-seven million, eighty-nine thousand, three hundred and ninety-two) common, nominative and non-par value shares fully subscribed and paid up by the shareholders on the date of the AGE in proportion to their respective shareholdings. The Extraordinary Shareholders' Meeting held on February 9, 2018, which approved the capital increase, was approved by the Central Bank in an order dated March 15, 2018.

(22)   According to its Bylaws, EBP was formed in order to carry out projects to contribute for the brazilian economic and social development for the period of 10 years. After the conclusion of the timetable set EPB closes its activities this year of 2018. The dissolution of its rights and liquidation were aproved in the EGM held on january 29, 2018.

(23)   Company acquired on February 28, 2018, on the same date, Produban Serviços de Informática S.A. was changed to Santander Brasil Tecnologia S.A. (Note 37.a&f).

(24)   At the Extraordinary Shareholders' Meeting held on March 19, 2018, the capital increase of Santander Brasil Tecnologia SA (currently known as Produban Serviços de Informática SA) was approved in the amount of R$4,000, through the capitalization of the reserve for equalization of dividends, without changing the number of shares, the capital stock being increased from R$91,048 to R$95,048, represented by forty-five million, three hundred and seventy-one thousand, two hundred and twenty-five (45,371,225) common shares, nominative and without par value.

(25)   Investment transferred from non-current assets held for sale (Note 13) in June, 2018.

(26)   Company incorporated in April 11, 2018 (Note 37.e). In accordance with the stockholder' agreement, the operational control is exercised by Aymoré CFI, subsidiary company of Banco Santander (Note 37.f).

                        Individual and Consolidated Financial Statements – June 30, 2018       71

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

16.          Fixed Assets

				Bank
			06/30/2018	06/30/2017
	Cost	Depreciation	Net	Net
Real Estate	2.490.789	(706.664)	1.784.125	1.860.376
Land	655.869	-	655.869	667.139
Buildings	1.834.920	(706.664)	1.128.256	1.193.237
Others Fixed Assets	11.846.302	(7.969.050)	3.877.252	3.932.305
Installations, Furniture and Equipment	3.433.223	(1.925.695)	1.507.528	1.429.866
Data Processing Equipment	3.288.501	(2.932.678)	355.823	645.834
Leasehold Improvements	3.806.865	(2.317.767)	1.489.098	1.564.085
Security and Communication Equipment	791.766	(531.693)	260.073	263.496
Others	525.947	(261.217)	264.730	29.024
Total	14.337.091	(8.675.714)	5.661.377	5.792.681

				Consolidated
			06/30/2018	06/30/2017
	Cost	Depreciation	Net	Net
Real Estate	2.691.175	(732.253)	1.958.922	2.147.736
Land	689.254	-	689.254	700.707
Buildings	2.001.921	(732.253)	1.269.668	1.447.029
Others Fixed Assets	13.089.156	(8.702.557)	4.386.599	5.026.552
Installations, Furniture and Equipment	3.554.886	(1.947.915)	1.606.971	2.072.442
Data Processing Equipment	3.507.914	(3.023.076)	484.838	817.792
Leasehold Improvements	3.872.850	(2.363.823)	1.509.027	1.588.004
Security and Communication Equipment	1.625.335	(1.104.398)	520.937	492.763
Others	528.171	(263.345)	264.826	55.551
Total	15.780.331	(9.434.810)	6.345.521	7.174.288

17.          Intangibles

Bank
			06/30/2018	06/30/2017
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies (1)	26.419.016	(26.109.799)	309.217	556.983
Other Intangible Assets	8.902.538	(5.921.588)	2.980.950	3.084.232
Acquisition and Development of Software	5.936.192	(4.732.500)	1.203.692	1.771.293
Exclusivity Contracts for Provision of Banking Services	2.644.105	(919.454)	1.724.651	1.252.456
Others	322.241	(269.634)	52.607	60.483
Total	35.321.554	(32.031.387)	3.290.167	3.641.215

Consolidated
			06/30/2018	06/30/2017
06/30/2017	Cost	Amortization	Net	Net
Goodwill on Acquired Companies (1)	27.758.074	(26.962.196)	795.878	1.249.163
Other Intangible Assets	9.486.098	(6.296.757)	3.189.341	3.260.366
Acquisition and Development of Software	6.427.445	(5.037.095)	1.390.350	1.954.591
Exclusivity Contracts for Provision of Banking Services	2.644.105	(919.454)	1.724.651	1.252.456
Others	414.548	(340.208)	74.340	53.319
Total	37.244.172	(33.258.953)	3.985.219	4.509.529

(1) Amortization of goodwill from Banco Real was completed in October 2017, with goodwill arising from the acquisition of other companies remaining.

18.          Funding and Borrowings and Onlendings

a) Deposits

						Bank
					06/30/2018	06/30/2017
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	17.280.179	-	-	-	17.280.179	16.181.314
Savings Deposits	42.570.994	-	-	-	42.570.994	37.063.761
Interbank Deposits	-	2.195.258	4.155.180	970.717	7.321.155	44.449.397
Time Deposits (1)	89.656	53.376.762	61.958.760	64.353.042	179.778.220	124.409.722
Total	59.940.829	55.572.020	66.113.940	65.323.759	246.950.548	222.104.194
Current					181.626.789	159.314.833
Long-term					65.323.759	62.789.361

                        Individual and Consolidated Financial Statements – June 30, 2018       72

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

						Consolidated
					06/30/2018	06/30/2017
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	17.369.253	-	-	-	17.369.253	16.175.261
Savings Deposits	42.570.994	-	-	-	42.570.994	37.063.761
Interbank Deposits	156.718	1.859.946	1.632.632	549.590	4.198.886	2.894.361
Time Deposits (1)	90.488	53.231.214	61.449.741	62.839.227	177.610.670	122.481.853
Other Deposits	4.283	-	-	-	4.283	129
Total	60.191.736	55.091.160	63.082.373	63.388.817	241.754.086	178.615.365
Current					178.365.269	119.132.346
Long-term					63.388.817	59.483.019

(1)     Considering the maturities established in the respective applications, there is the possibility of immediate withdrawal, in advance of maturity.

b) Money Market Funding

					Bank
				06/30/2018	06/30/2017
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	102.349.243	8.852.611	217.820	111.419.674	123.720.113
Government Securities	94.754.881	36.964	-	94.791.845	79.431.507
Debt Securities in Issue	1.545.298	8.663.224	207.401	10.415.923	-
Others	6.049.064	152.423	10.419	6.211.906	44.288.606
Third Parties	17.274.900	-	-	17.274.900	9.233.670
Linked to Trading Portfolio Operations	-	1.344.825	18.536.760	19.881.585	28.957.870
Total	119.624.143	10.197.436	18.754.580	148.576.159	161.911.653
Current				129.821.579	134.348.416
Long-term				18.754.580	27.563.237

					Consolidated
				06/30/2018	06/30/2017
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	91.927.865	8.852.611	217.820	100.998.296	120.790.369
Government Securities	84.333.504	36.964	-	84.370.468	76.519.694
Debt Securities in Issue	1.545.298	8.663.224	207.401	10.415.923	37.633.161
Others	6.049.063	152.423	10.419	6.211.905	6.637.514
Third Parties	12.274.957	-	-	12.274.957	334.796
Linked to Trading Portfolio Operations	-	1.344.825	18.536.760	19.881.585	28.957.870
Total	104.202.822	10.197.436	18.754.580	133.154.838	150.083.035
Current				114.400.258	122.519.798
Long-term				18.754.580	27.563.237

                        Individual and Consolidated Financial Statements – June 30, 2018       73

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

c) Funds from Acceptance and Issuance of Securities

					Bank
				06/30/2018	06/30/2017
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	8.330.626	22.758.355	33.961.052	65.050.033	76.189.487
Real Estate Credit Notes - LCI (1)	5.326.208	11.886.759	8.806.047	26.019.014	26.257.626
Agribusiness Credit Notes - LCA (2)	1.304.924	7.543.670	2.484.160	11.332.754	7.783.113
Treasury Bills - LF (3)	1.699.494	3.327.926	22.670.845	27.698.265	42.148.748
Securities Issued Abroad	516.920	1.243.145	3.318.964	5.079.029	3.392.518
Eurobonds	516.920	1.243.145	3.318.964	5.079.029	3.392.518
Funding by Structured Operations Certificates	259.633	1.193.230	799.682	2.252.545	1.330.247
Total	9.107.179	25.194.730	38.079.698	72.381.607	80.912.252
Current				34.301.909	72.382.827
Long-term				38.079.698	8.529.425

					Consolidated
				06/30/2018	06/30/2017
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Exchange Acceptances	207.478	389.207	669.354	1.266.039	1.070.778
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes	8.330.626	23.878.506	36.238.367	68.447.499	79.345.752
Real Estate Credit Notes - LCI (1)	5.326.208	11.886.759	8.806.047	26.019.014	26.257.626
Agribusiness Credit Notes - LCA (2)	1.304.924	7.543.670	2.484.160	11.332.754	7.783.113
Treasury Bills - LF (3)	1.699.494	4.448.077	24.948.160	31.095.731	45.305.013
Securities Issued Abroad	516.920	1.243.145	3.318.964	5.079.029	3.392.518
Eurobonds	516.920	1.243.145	3.318.964	5.079.029	3.392.518
Funding by Structured Operations Certificates	259.633	1.193.230	799.682	2.252.545	1.330.247
Total	9.314.657	26.704.088	41.026.367	77.045.112	85.139.295
Current				36.018.745	74.201.290
Long-term				41.026.367	10.938.005

 (1) LCI are fixed income securities linked with mortgages and guaranteed by mortgage-backed securities or liens on property. On June 30, 2018, they have maturities between 2018 to 2026 (06/30/2017 - with maturity between 2017 and 2020).

(2) LCA are fixed income securities which resources are allocated to the promotion of agribusiness, indexed between 87.0% to 94.0% of CDI. On June 30, 2018, its maturities dates are between 2018 to 2023 (06/30/2017 - with maturity between 2017 and 2019).

(3) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On June 30, 2018, its maturities dates are between 2018 to 2025 (06/30/2017 - with maturity between 2017 and 2025).

						Bank/Consolidated
					06/30/2018	06/30/2017
Eurobonds	Issuance	Maturity	Currency	Interest Rate (p.a)	Total	Total
Eurobonds	2017	2017	USD	2.2% to 2.5%	-	23.274
Eurobonds	2015	2018	USD	2.3%	-	40.319
Eurobonds	2016	2017	USD	0.4% to 2.3%	-	2.318.241
Eurobonds	2017	2017	USD	0.2% to 7.9%	-	505.916
Eurobonds	2017	2018	USD	Zero Coupon, 0.9% to 7.7%	775.123	389.845
Eurobonds	2017	2019	USD	LIBOR 3M + 1.00%	193.216	-
Eurobonds	2017	2024	USD	6.9% to 10.0%	636.050	-
Eurobonds	2018	2018	USD	Zero Coupon to 6.3%	347.974	-
Eurobonds	2018	2019	USD	Zero Coupon, Libor 3M + 3.3%	431.932	-
Eurobonds	2018	2024	USD	6.9%	1.205.414	-
Eurobonds	2018	2025	USD	5.9%	1.351.651	-
Others					137.669	114.923
Total					5.079.029	3.392.518

                        Individual and Consolidated Financial Statements – June 30, 2018       74

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

d) Money Market Funding Expenses

		Consolidated		Bank
	01/01 to 06/30/2018	01/01 to 06/30/2017	01/01 to 06/30/2018	01/01 to 06/30/2017

Time Deposits	6.871.122	4.902.837	6.871.010	4.865.808
Savings Deposits	982.354	1.230.705	982.354	1.230.705
Interbank Deposits	391.087	3.249.901	111.684	150.208
Money Market Funding	7.081.185	9.503.919	6.472.906	8.871.743
Upgrade and Provisions Interest and Pension Plans and Capitalization	-	-	53.036	58.782
Acceptance and Issuance of Securities	574.483	4.050.594	721.936	4.279.158
Others	284.175	240.287	285.303	241.499
Total	16.184.406	23.178.243	15.498.229	19.697.903

(1) In the Bank and Consolidated, includes the record of interest in the amount of R$252,376 (2017 - R$246,369), related to the issuance of the Debt Instrument Eligible to Tier I and II Capital (Note 21).

(2) Includes exchange variation expenses in the amount of R$2,552,467 (2017 - income in the amount of R$390,148) in the Bank and the Consolidated.

(3) Includes exchange variation income in the amount of R$1,668,458 (2017 - expense in the amount of R$875,953) in the Bank and the Consolidated.

e) Borrowings and Onlendings

					Bank
				06/30/2018	06/30/2017
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	-	-	-	-	-
Foreign Borrowings	31.697.987	7.471.389	8.529.028	47.698.404	28.835.760
Import and Export Financing Lines	17.571.720	7.233.906	6.017.933	30.823.559	21.405.585
Other Credit Lines	14.126.267	237.483	2.511.095	16.874.845	7.430.175
Domestic Onlendings	861.091	1.536.167	11.931.370	14.328.628	16.841.609
Total	32.559.078	9.007.556	20.460.398	62.027.032	45.677.369
Current				41.566.634	33.654.398
Long-term				20.460.398	12.022.971

					Consolidated
				06/30/2018	06/30/2017
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	15.437	28.233	77.204	120.874	492.491
Foreign Borrowings	30.437.736	7.471.389	8.529.028	46.438.153	27.515.000
Import and Export Financing Lines	17.571.720	7.233.906	6.017.933	30.823.559	21.405.585
Other Credit Lines	12.866.016	237.483	2.511.095	15.614.594	6.109.415
Domestic Onlendings	861.091	1.536.167	11.931.370	14.328.628	16.841.609
Total	31.314.264	9.035.789	20.537.602	60.887.655	44.849.100
Current				40.350.053	32.430.365
Long-term				20.537.602	12.418.735

                        Individual and Consolidated Financial Statements – June 30, 2018       75

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

In the Bank and Consolidated, the export and import financing lines are funded by foreign banks, for foreign exchange transactions purposes, related to export bills discounting and export and import pre-financing, with maturity until 2022 (06/30/2017 - through 2022) and subject to financial charges corresponding to exchange rate changes plus interest ranging from 0.37% p.a. to 9.5% p.a. (06/30/2017 - 0.7% p.a. to 20.0% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the BNDES, or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

19.          Tax and Social Security

	Bank		Consolidated
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Deferred Tax Liabilities	1.950.555	2.319.289	2.427.174	2.835.047
Provision for Taxes and Contributions on Income	-	160.134	281.016	548.478
Taxes Payable	368.334	399.657	562.402	536.214
Total	2.318.889	2.879.080	3.270.592	3.919.739
Current	571.134	1.136.049	1.126.503	1.820.893
Long-term	1.747.755	1.743.031	2.144.089	2.098.846

a) Nature and Origin of Deferred Tax Liabilities

					Bank
		12/31/2017	Recognition	Realization	06/30/2018
Adjustment to Fair Value of Trading Securities and Derivatives (1)		898.976	-	-	898.976
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)		1.345.678	-	(364.997)	980.681
Excess Depreciation of Leased Assets		6.490	-	(902)	5.588
Others		68.551	-	(3.241)	65.310
Total		2.319.695	-	(369.140)	1.950.555

					Bank
		12/31/2016	Recognition	Realization	06/30/2017
Adjustment to Fair Value of Trading Securities and Derivatives (1)		965.750	-	(29.213)	936.537
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)		836.197	483.929	-	1.320.126
Excess Depreciation of Leased Assets		6.777	-	(110)	6.667
Others		575	55.384	-	55.959
Total		1.809.299	539.313	(29.323)	2.319.289

					Consolidated
	12/31/2017	Change in the Scope of Consolidation (Note 15)	Recognition	Realization	06/30/2018
Adjustment to Fair Value of Trading Securities and Derivatives (1)	930.483	-	7.223	(2.915)	934.791
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	1.426.892	-	8.103	(384.881)	1.050.114
Excess Depreciation of Leased Assets	330.592	-	-	(8.247)	322.345
Others	99.176	4.572	22.638	(6.462)	119.924
Total	2.787.143	4.572	37.964	(402.505)	2.427.174

					Consolidated
	12/31/2016	Change in the Scope of Consolidation (Note 15)	Recognition	Realization	06/30/2017
Adjustment to Fair Value of Trading Securities and Derivatives (1)	969.321	1	8.078	(29.648)	947.752
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	892.971	-	541.113	(940)	1.433.144
Excess Depreciation of Leased Assets	385.127	-	-	(26.212)	358.915
Others	18.172	(825)	77.965	(76)	95.236
Total	2.265.591	(824)	627.156	(56.876)	2.835.047

(1) Includes IRPJ, CSLL, PIS and Cofins.

                        Individual and Consolidated Financial Statements – June 30, 2018        76

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

b) Expected Realization of Deferred Tax Liabilities

				Bank
				06/30/2018
	Temporary Differences
Year	IRPJ	CSLL	PIS/Cofins	Total
2018	65.192	38.557	12.535	116.284
2019	130.383	77.112	25.071	232.566
2020	135.493	80.166	25.071	240.730
2021	121.530	72.347	22.528	216.405
2022	107.568	64.528	19.986	192.082
2023 a 2025	322.704	193.584	59.960	576.248
2026 a 2027	187.314	112.363	34.546	334.223
2028	23.407	14.044	4.566	42.017
Total	1.093.591	652.701	204.263	1.950.555

				Consolidated
				06/30/2018
	Temporary Differences
Year	IRPJ	CSLL	PIS/Cofins	Total
2018	130.156	41.978	13.027	185.161
2019	206.009	83.768	26.053	315.830
2020	191.182	86.797	26.050	304.029
2021	175.253	77.899	23.504	276.656
2022	159.364	69.026	20.962	249.352
2023 a 2025	426.540	205.727	62.446	694.713
2026 a 2027	199.933	119.559	36.076	355.568
2028	25.664	15.304	4.897	45.865
Total	1.514.101	700.058	213.015	2.427.174

                        Individual and Consolidated Financial Statements – June 30, 2018       77

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

20.          Subordinated Debts

Consist of securities issued according to Bacen rules, which are used as Tier II of the Capital Regulatory for calculating operating limits, according to the proportion defined by CMN Resolution  4,192 of March 1, 2013, and the amendments introduced by Resolution 4,278 of October 31, 2013.

Bank/Consolidated
					06/30/2018		06/30/2017
Subordinated Deposit Certificates	Issuance	Maturity (1)	Amount (Million)	Interest Rate (p.a.)	Total		Total
Subordinated Deposit Certificates	May-08	May-15 to May-18	R$283	CDI (2)	-		104.653
Subordinated Deposit Certificates	May-08 to June-08	May-15 to June-18	R$268	IPCA (3)	-		388.911
Total					-		493.564
Current					-	-	493.564

(1)    Subordinated time deposits issued with the payment of interest rate and principal at the end of the term.

(2)    As of June 30, 2018 and June 30, 2017, indexed issuance between 100% and 112% of CDI.

(3)    As of June 30, 2018 and June 30, 2017, indexed to the IPCA plus interest of 8.3% p.a. to 8.4% p.a.

21.          Debt Instruments Eligible to Compose Capital

Details of the balance of Debt Instruments Eligible to Compose Capital referred to the issuance of equity instruments for the composition of Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan, are as follows:

Bank/Consolidated
					06/30/2018	06/30/2017
Debt Instruments Eligible to Compose Capital	Issuance	Maturity	Amount (Million)	Interest Rate (p.a.) (3)	Total	Total
Tier I (1)	January - 14	No Maturity (Perpetual)	R$3.000	7,375%	4.881.660	4.188.367
Tier II (2)	January - 14	January - 24	R$3.000	6,000%	4.953.371	4.249.894
Total					9.835.031	8.438.261
Current					112.990	112.989
Long-term					9.722.041	8.325.272

(1)    Interest rate paid quarterly from April 29, 2014.

(2)    Interest rate paid semiannually from July 29, 2014.

(3)    The effective interest rate, considering the Taxes (IR) made by the issuer, is 8.676% and 7.059% for instruments Tier I and Tier II, respectively.

These instruments were acquired mainly by Banco Santander España (Note 26.e).

22.          Other Payables – Other

		Bank		Consolidated
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Provision Technical for Capitalization Operations	-	-	1.901.893	1.784.072
Provision Technical for Pension Operations	-	-	1.582.025	1.632.985
Payables for Credit Cards (Note 12)	20.061.634	24.513.577	30.688.719	24.740.325
Provision for Tax Risks and Legal Obligations (Note 23.b)	4.320.752	4.708.982	7.071.777	7.366.695
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 23.b)	5.966.168	5.360.704	6.587.446	5.810.431
Provision for Financial Guarantees (Note 22.a)	206.783	277.289	206.783	277.289
Employee Benefit Plans (Note 35) (1)	2.641.796	3.562.803	2.657.621	3.572.906
Payables for Acquisition of Assets and Rights	21.120	20.770	21.120	20.770
Reserve for Tax Contingencies - Responsibility of Former Controllers (Note 23.i) (2)	622.238	606.109	704.322	687.298
Reserve for Legal and Administrative Proceedings - Responsibility of Former Controllers Stockholders (Note 23.i)	9.197	8.494	9.197	8.494
Accrued Liabilities
Personnel Expenses	1.714.889	1.429.985	1.875.663	1.545.361
Administrative Expenses	321.089	328.934	451.364	412.219
Others Payments	35.959	35.094	137.300	118.626
Creditors for Unreleased Funds	1.200.940	514.062	1.200.940	514.062
Provision of Payment Services	457.364	409.816	457.364	409.816
Suppliers	492.164	346.078	1.393.942	970.948
Others	3.637.358	3.189.600	4.876.628	4.263.428
Total	41.709.451	45.312.297	61.824.104	54.135.725
Current	26.476.127	33.702.336	39.590.874	39.367.810
Long-term	15.233.324	11.609.961	22.233.230	14.767.915

                        Individual and Consolidated Financial Statements – June 30, 2018       78

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

(1)    As of June 30, 2018, it includes the effects described in Note 35.

a) Provision for Financial Guarantees

The classification of the guarantees operations for the constitution of provision is based on the estimate of the involved risk. It happens due to the quality evaluation process applied to the clients and operations, using statistical model based on quantitative and qualitative information or on specialized credit analyst, which allow them to be classified according their default probabilities, based on internal and market´s objective variables (bureaus), previously identified as predictive of default probability. After this evaluation the operations are classified according to the provisioning ratings, having as reference the Resolution CMN 2,682/1999. Based on the results of this analysis, amounts related to operations’ coverage are registered as provision considering the type of the guarantee, according to the requirements of Resolution CMN 4,512/2016.

Bank/Consolidated
		06/30/2018		06/30/2017
Type of Financial Guarantee	Balance Guarantees Provided	Provision	Balance Guarantees Provided	Provision
Linked to International Merchandise Trade	1.338.821	3.258	323.246	13.165
Linked to Bids, Auctions, Provision of Services or Execution of Works	3.310.185	12.498	2.932.561	12.206
Linked to the Supply of Goods	1.532.718	3.366	1.540.586	4.815
Linked to the Distribution of Securities by Public Offer	295.000	-	1.429.170	-
Guarantee in Legal and Administrative Proceedings of Fiscal Nature	11.414.261	118.971	11.032.482	104.880
Other Guarantees	48.727	7.152	1.288	6
Other Bank Guarantees	15.190.129	49.121	14.334.456	121.235
Other Financial Guarantees	2.395.431	12.417	2.063.507	20.982
Total	35.525.272	206.783	33.657.296	277.289

Changes in Allowances for Financial Guarantees

Bank/Consolidated
	01/01 to 06/30/2018	01/01 to 06/30/2017
Balance at Beginning	312.373	325.957
Constitution (Note 31)	8.240	91.176
Reversal (Note 31)	(113.830)	(139.844)
Balance at End	206.783	277.289

(1) The amount of Initial Adoption - Resolution CMN 4,512 in the amount of R$325,957 net of tax effect corresponds to R$179,278.

(2) Corresponds to the honored bond, change in rating and provision recorded in the allowance for doubtful accounts.

23.          Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and Consolidated, on June 30, 2018 and 2017, no contingent assets were registered (Note 3.q).

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

		Bank		Consolidated
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Reserve for Tax Contingencies and Legal Obligations (Note 22)	4.320.752	4.708.982	7.071.777	7.366.695
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 22)	5.966.168	5.360.704	6.587.446	5.810.431
Labor	3.561.267	3.407.380	3.882.424	3.606.741
Civil	2.404.901	1.953.324	2.705.022	2.203.690
Total	10.286.920	10.069.686	13.659.223	13.177.126

                        Individual and Consolidated Financial Statements – June 30, 2018       79

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

Bank
			01/01 to 06/30/2018			01/01 to 06/30/2017
	Tax (3)	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	4.279.109	3.240.115	2.241.047	4.522.224	2.988.869	1.664.642
Recognition Net of Reversal (1)	(17.173)	513.504	276.710	51.920	529.864	394.075
Inflation Adjustment	73.024	310.172	123.406	140.210	295.758	89.413
Write-offs Due to Payment	(14.208)	(502.523)	(236.262)	(5.372)	(449.316)	(198.420)
Others	-	-	-	-	42.205	3.614
Balance at End	4.320.752	3.561.267	2.404.901	4.708.982	3.407.380	1.953.324
Escrow Deposits - Other Receivables	1.167.756	620.580	492.801	1.666.197	538.179	460.842
Escrow Deposits - Securities	19.457	15.958	9.690	13.485	14.946	1.067
Total Escrow Deposits (2)	1.187.213	636.539	502.490	1.679.682	553.125	461.909

Consolidated
			01/01 to 06/30/2018			01/01 to 06/30/2017
	Tax (3)	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	6.999.881	3.457.092	2.537.127	7.080.310	3.146.383	1.867.621
Recognition Net of Reversal (1)	(38.394)	537.196	326.345	76.420	567.734	482.607
Inflation Adjustment	123.934	329.395	141.068	232.541	309.068	102.800
Write-offs Due to Payment	(31.691)	(533.703)	(298.416)	(9.938)	(457.218)	(250.389)
Change in the Scope of Consolidation/Acquisitions/ Merger/Reclassification of Societary Equity (Note 15)	18.048	92.480	-	(12.638)	(1.262)	-
Others	-	(36)	(1.101)	-	42.036	1.051
Balance at End	7.071.777	3.882.424	2.705.022	7.366.695	3.606.741	2.203.690
Escrow Deposits - Other Receivables	2.737.745	657.929	507.550	3.083.247	559.930	476.963
Escrow Deposits - Securities	20.749	15.958	9.690	14.664	14.946	1.092
Total Escrow Deposits (2)	2.758.494	673.887	517.240	3.097.911	574.876	478.055

(1) Tax risks include the constitutions of tax provisions related to lawsuits and administrative proceedings and legal obligations, recorded in the headings tax expenses, other operating income and other operating expenses IR and CSLL.

(2) Refers to the values of escrow deposits, limited to the amount of the provision for contingency and don't include the escrow deposit, for possible contingencies and/or remote and appeal deposits.

(3) On June 30, 2018, it includes the effects of the access on the Sponsored Payments and Installments Programs from the cities of São Paulo and Rio de Janeiro and lawsuits related to IRPJ, CSLL and Social Securities Contributions related to the period from 1999 to 2005 (Note 23.3).

d) Provisions for Contingent Civil, Labor, Tax and Social Security

Banco Santander and its subsidiaries are involved in lawsuits and administrative proceedings related to tax, labor, social security and civil arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity, lawsuits historic and company´s assessment of lawsuit losses based on the opinions of internal and external legal advisors. The Santander has the policy to constitute provision of full amount of lawsuits who’s the result of loss assessment is probable. The legal obligation of tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows.

e) Lawsuits and Administrative Proceedings related to Tax and Social Security

In October 2017, the Bank also joined the Incentive Payment and Installment Programs of the municipalities of São Paulo and Rio de Janeiro. Adhesions to the programs included payment of administrative and legal proceedings related to the ISS, related to the periods 2005 to 2016, in the total of R$292,353 in the Bank and R$292,562 in the Consolidated. As a consequence, provisions were reversed in the amount of R$435,074 in the Bank and R$435,454 in the Consolidated. In the Statement of Income of 2017, a reversal of provisions was recorded, net of tax effects, in the total of R$96,029 in the Bank and R$96,129 in the Consolidated.

In August, 2017, The Bank and its affiliates joined a federal amnesty program established by MP (Law) 783/2017 and reissues.

                        Individual and Consolidated Financial Statements – June 30, 2018       80

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

Adherence to the program included administrative proceedings related to IRPJ, CSLL and Social Security Contributions referring to the base periods from 1999 to 2005, in the total of R$534,001, after the benefits of the installment program, of which R$191,897 was paid in August 2017 and R$299,820 in January 2018. With the conversion of the provisional measure into law, and its amendments, the amount became R$491,717.

The main lawsuits and administrative proceedings related to legal obligations, tax and social security are described as follow:

PIS and Cofins - R$1,808,491 Bank and R$3,580,690 Consolidated (06/30/2017 - R$1,730,616 Bank and R$3,425,624 Consolidated): Banco Santander and its subsidiaries filed lawsuits seeking to eliminate the application of Law 9,718/1998, which modified the calculation basis for PIS and Cofins to cover all revenues of legal entities and not only those arising from the provision of services and sale of goods. Regarding the Banco Santander Process, on April 23, 2015, a STF decision was issued admitting the Extraordinary Appeal filed by the Federal Government regarding PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Prosecutor regarding Cofins. Both appealed this decision, without any success, so that the suit relating to Cofins is defined, ruling the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. Pursuant to the STF, Banco Santander's PIS and the PIS and Cofins of other subsidiaries are pending final judgment.

Increase in CSLL Tax Rate - R$372,504 Bank and R$1,028,133 Consolidated (06/30/2017 - R$357,238 Bank and R$1,009,281 Consolidated): the Bank Santander and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, subsequently converted into Law 11,727/2008, as from April 2008. Judicial proceedings are pending of judgment.

Banco Santander and its subsidiaries are parties in lawsuits and administrative proceedings related to tax and social security matters, which their risk of loss are classified as probable, based on the opinion of legal counsel.

The main topics discussed in these lawsuits are:

Tax on Services (ISS) - Financial Institutions - R$211,513 in the Bank and R$226,947 in the Consolidated (06/30/2017 - R$652,410 in the Bank and R$667,230 in the Consolidated): Banco Santander and its subsidiaries discuss administrative and legal requirements , by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services (Note 23.h – Possible Risk Loss).

Social Security Contribution (INSS) - R$268,772 Bank and R$268,780 Consolidated (06/30/2017 - R$259,353 Bank and R$259,360 Consolidated): Banco Santander and its subsidiaries  are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$722,364 (06/30/2017 - R$704,231) Bank and Consolidated: in May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had a unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015 , Bank and DTVM had obtained a non favorable decision at CARF. On July 3, 2015 Bank and Produban Serviços de Informática S.A. filed lawsuit aiming to cancel both tax charges on the period ended on June 30, 2018 amounting R$1,447 million. Based on the evaluation of legal advisors, were consisted provision to the probable loss.

f) Lawsuits and Administrative Proceedings of Labor

These are lawsuits filed by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the payments and successes historic. Claims that do not fit the previous criteria have their provisions constituted according to individual assessment performed, and provisions being constituted based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

g) Lawsuits and Administrative Proceedings of Civil

These contingencies are generally caused by: (1) Lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) lawsuits deriving of financing agreements, (3) lawsuits of execution; and (4) lawsuits of indemnity by loss and damage. For civil lawsuits considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are provisioned according to individual assessment performed, and provisions are based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

                         Individual and Consolidated Financial Statements – June 30, 2018      81

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

The main processes with the classification of risk of loss as probable are described below:

Lawsuits for Indemnity - seeking indemnity for material and emotional damage, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criteria are provisioned according to the individual assessment made, being the provisions recognized based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

Economic Plans - they referred to lawsuits filed by savings accountholders, related to supposed inflation purge arising from the Economic Plans (Bresser, Verão, Collor I and II), based on the understanding that such plans violated acquired rights relating to the application of inflation indexes on Saving Accounts, Lawsuits Deposits and Time Deposits (CDB). Provisions arising from such lawsuits are recorded based on the individual evaluationof loss made by external legal consultants.

The Banco Santander is also party in public class lawsuits on the same matter filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. The provision is made for the lawsuits with the classification of risk as probable, based on the individual execution orders. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in courts or in phase of definitive execution. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to the savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

However, the Supreme Court´s jurisprudence has not come to a conclusion regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge is five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority lawsuits, as they were filed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to become party on the public civil litigations, is also five years, counted from the final unappealable sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the legal basis.

At the end of 2017, the General Union Law (AGU), Bacen, Institute of Consumer Protection (Idec), the Brazilian Front of the Moneysavers (Febrapo), the Brazilian Banks Federation (Febraban) have signed an agreement with the purpose to close all lawsuits related to Economic Plans.

The discussions focused on the definition of the amount that would be paid to each person according to the oustanding balance in the saving account. The total amount of the payments will depend on the number of the additional clients, and also on the number of moneysavers that approved in the courts the existance of their account and balance in the birthday date of the indexes changes. The term of agreement negotiated between the parties was submitted to the STF which approved the terms of the agreement.

The Management considers that the accrued provisions are due to charge interest in accordance with the plans, including considering the agreement approved by the STF.

h) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified with Loss Risk as Possible

Refer to lawsuits and administrative proceedings involving tax, labor and civil matters classified by legal counsels with loss risk as possible, which they were not recorded.

The tax lawsuits classification with loss risk as possible, totaled R$22,957 million, being the main lawsuits as follow:

INSS on Profits or Results (PLR) - Bank and the subsidiaries are involved in several lawsuits and administrative proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of June 30, 2018 the amounts related to these proceedings totaled approximately R$4,638 million.

Tax on Services (ISS) - Financial Institutions - Banco Santander and its subsidiaries discuss administrative and legal requirements, by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services. On June, 30, the amounts related to these proceedings totaled approximately R$3,502 million.

Unapproved Compensation - The Bank and its affiliates discuss administrative and legal proceedings with the Federal Revenue Office to grant tax relief with credits arising from overpayments. On June 30, 2018, the amounts related to these proceedings totaled approximately R$2,303 million.

Goodwill Amortization of Banco Real - the Federal Tax Office of Brazil issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The  infraction notice was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. On November 10, 2016, the appeal was filed, prompting the Bank to lodge an appeal with CARF, which is awaiting judgment. On June 30, 2018, the balance was approximately R$1,354 million.

                        Individual and Consolidated Financial Statements – June 30, 2018       82

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

Use of CSLL Tax and Negative Tax Loss - Tax assessments issued by the Federal Revenue Service in 2009 for alleged undue compensation of tax loss carryforwards and negative basis of CSLL, as a consequence of tax assessments drawn up in previous periods. Judgment is pending at the administrative level. As of June 30, 2018, the amount was R$1,004 million.

Goodwill Amortization of Banco Sudameris -the Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012.  Banco Santander timely presented its appeals, which are pending. On June 30, 2018, the amounts related to these proceedings totaled approximately R$603 million.

Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services claiming the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of June 30, 2018 the amount related to this claim is approximately R$444 million.

IRPJ and CSLL - Capital Gain - the Federal Tax Office of Brazil issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil  Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005. The Federal Tax Office of Brazil claims that capital gain in sales of shares from Real Seguros S.A and Real Vida Previdência  S.A. by AAB Dois Par should be taxed by the rate of 34% instead 15%. The assessment was contested administratively based on understanding that tax treatment adopted at the transaction was in compliance with tax laws and capital gain was taxed properly. The administrative lawsuit is awaiting trial. The Banco Santander is responsible for any adverse outcome in this lawsuit as former Zurich Santander Brasil Seguros e Previdência S.A. stockholder.  As of June 30, 2018 the amount related to this lawsuit is approximately R$296 million.

The labor claims with classification of loss risk as possible totaled R$61 million, excluding the lawsuits below:

Semiannual Bonus or PLR - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from Banco do Estado de São Paulo S.A. - Banespa, that had been hired up to May 22, 1975, filed by Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extracommon appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander filed a Regimental Appeal which holds STF´s decision. The Regimental Appeal is an internal appeal filed in the STF, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the Supreme Court upheld the appeal by the Bank and denied the Afabesp. The subjects of the extracommon appeal of the Bank will move forward to the Supreme Court for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

Readjustment of Banesprev retirement complements by the IGPDI - lawsuit filed in 2002 in Federal Court by the Association of Retired Employees of the Banco do Estado de São Paulo S.A. - Banespa, requesting the readjustment of the retirement supplementation by the IGPDI for Banespa retirees who have been admitted until May 22, 1975. The judgment granted the correction but only in the periods in which no other form of adjustment could be applied. The Bank and Banesprev have appealed this decision and although the appeals have not yet been judged, the Bank's success rate in this matter in the High Courts is around 90%. In Provisional Execution, calculations were presented by the Bank and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other lawsuits or have already had some type of adjustment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

The liabilities related to civil lawsuits with classification of loss risk as possible totaled R$1,341 million, being the main lawsuits as follow:

Indemnity Lawsuit Arising of the Banco Bandepe - related to mutual agreement on appeal to the Justice Superior Court (STJ - Superior Tribunal de Justiça).

Indemnity Lawsuit Related to Custody Services - provided by Banco Santander at an early stage which was not handed down yet.

Lawsuit Arising from a Contractual Dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

                        Individual and Consolidated Financial Statements – June 30, 2018       83

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

i) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to tax, labor and civil lawsuits, in the amounts of R$622,238, R$2,598 and R$6,599 (06/30/2017- R$606,109, R$1,966 and R$6,528)in the Bank and R$704,322, R$2,598 e R$6,599 (06/30/2017- R$687,298, R$1,966 and R$6,528) in the Consolidated, respectively, recorded in other financial liabilities (Note 22) which the responsible people were the  former controlling stockholders of the Bank and acquired companies. Based on the agreement signed, these lawsuits have guaranteed reimbursement from part of the former controllers, whose respective duties were recorded in other receivables - others (Note 12).

24.          Stockholders’ Equity

a) Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine  billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require stockholders' approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

Shares in Thousands
			06/30/2018			06/30/2017
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	63.524	89.171	152.695	86.953	112.529	199.482
Foreign Residents	3.755.171	3.590.665	7.345.836	3.764.018	3.599.582	7.363.600
Total	3.818.695	3.679.836	7.498.531	3.850.971	3.712.111	7.563.082
(-) Treasury Shares	(10.915)	(10.915)	(21.830)	(30.356)	(30.356)	(60.712)
Total Outstanding	3.807.780	3.668.921	7.476.701	3.820.615	3.681.755	7.502.370

b) Dividends and Interest on Capital

According to the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been calculated and paid in accordance with Brazilian Corporate Law.

Prior to the Annual Stockholders Meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on (i) balance sheets or earning reserves showed in the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, since the total of dividends paid in each half of the fiscal year shall not exceed the amount of capital reserves. These dividends are fully attributed to the mandatory dividend.

The highlight of interest on capital in the first half of 2018 and 2017 are described below:

				06/30/2018
	In Thousands		Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Common	Preferred	Units
Interest on Capital (1) (2)	600.000	76,3304	83,9634	160,2938
Interim Dividends (2) (3)	600.000	76,4956	84,1451	160,6407
Total	1.200.000

(1)    Approved by the Board of Directors on March 27, 2018, common shares - R$64.8808, preferred - R$71.3689  and Units - R$136.2497  net of taxes and payable on April 26, 2018, without no remuneration for monetary restatement.

(2)    The amount of interest on shareholders' equity will be fully charged to the mandatory minimum dividends to be distributed by the Bank for the year 2018.

(3)    The amount of interest on capital and interim dividends will be fully charged to the mandatory minimum dividends to be distributed by the Bank for the year 2018.

				06/30/2017
	In Thousands		Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Common	Preferred	Units
Interest on Capital (1) (2)	500.000	63,3780	69,7158	133,0938
Total	500.000

(1)  Deliberated by the Board of Directors in April 2017, common - R$53.8713, preferred - R$59.2584 and Units - R$113.1297 net of taxes.

(2)  The amount of interest on shareholders' equity will be fully charged to the mandatory dividends for the year 2017.

c) Reserves

                        Individual and Consolidated Financial Statements – June 30, 2018        84

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

Net income, after deductions and statutory provisions, will be allocated as follows:

Legal Reserve

According to Brazilian corporate law, 5% to the legal reserve, until it reaches 20% of the share capital. This reserve is intended to ensure the integrity of capital and can only be used to offset losses or increase capital.

Capital Reserve

The Bank´s capital reserve consists of: goodwill reserve for subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves, redemption, reimbursement or acquisition of shares for the Bank´s own issue; capital increase, or payment of dividends to preferred shares under certain circumstances.

Reserve for Equalization Dividend

After the allocation of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to reserve for equalization of dividends, which will be limited to 50% of the share capital. This reserve aims to ensure funds for the payment of dividends, including as interest on own capital, or any interim payment to maintain the flow of stockholders remuneration.

d) Treasury Shares

In the meeting held on November 1, 2017, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 3, 2017, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 38,717,204 Units, representing 38,717,204 common shares and 38,717,204 preferred shares, or the ADRs, which, on September 30, 2017, corresponded to approximately 1.03% of the Bank’s share capital. On September 30, 2017, the Bank held 373,269,828 common shares and 401,074,242 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 365 days counted from November 6, 2017, and will expire on November 5, 2018.

Bank/Consolidated
Shares in Thousands
	06/30/2018	06/30/2017
	Quantity	Quantity
	Units	ADRs
Treasury Shares at Beginning of the Exercise	1.773	25.786
Cancellation of ADRs (1)	-	-
Shares Acquisitions	13.478	8.941
Payment - Share-Based Compensation	(4.336)	(4.371)
Treasury Shares at Beginning of the Exercise	10.915	30.356
Subtotal - Treasury Shares in Thousands of Reais	R$ 356.672	R$ 676.900
Issuance Cost in Thousands of Reais	R$ 219	R$ 169
Balance of Treasury Shares in Thousands of Reais	R$ 356.891	R$ 677.069

Cost/Market Value	Units	ADRs
Minimum Cost	R$ 7,55	R$ 7,55
Weighted Average Cost	R$ 27,51	R$ 22,30
Maximum Cost	R$ 36,98	R$ 32,29
Market Value	R$ 27,64	R$ 25,00

(1) At the Extraordinary General Meeting held on September 18, 2017, the cancellation of 64,551,366 treasury shares (equivalent to 32,276 hundred Units) , representing the totality of the treasury shares recorded in the book of registry of nominative shares on that date, with no capital reduction, and the consequent amendment of caput of article 5 of the Bylaws, in order to reflect the new amount of common and preferred shares, nominative and without par value representing the Banco Santander share capital.

Additionally, in the first half of 2018, treasury shares were traded, that resulted in a loss of R$8,112 (2017 - loss of R$344) recorded directly in equity in capital reserves.

e) Consolidated Stockholders’ Equity - Unrealized Income

The consolidated stockholders’ equity is reduced mainly to unrealized income of R$6,117 (06/30/2017 - R$21,433). In 2018, there were realized results in the amounting of R$496 (2017 - R$4,270).

f) Non Controlling Interest

                        Individual and Consolidated Financial Statements – June 30, 2018       85

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

	Stockholders’ Equity		Income
	06/30/2018	06/30/2017	01/01 to 06/30/2018	01/01 to 06/30/2017
Banco RCI Brasil S.A. (Note 15)	703.274	702.684	(59.435)	(47.306)
Santander Leasing (Note 15)	442	457	(20)	(13)
Getnet S.A. (Note 15)	232.653	192.102	(26.548)	(23.240)
BW Guirapá I S.A. (Note 15 and 37.e)	-	68.300	-	386
Olé Consignado (Note 15)	417.910	282.581	(60.131)	(13.435)
Banco PSA (Note 15)	153.151	146.227	(5.856)	(8.170)
Santander Corretora de Seguros (Note 15)	-	363.402	-	(53.003)
FI Direitos Creditórios RCI Brasil I (Note 2)	148.949	480.394	(7.465)	(26.429)
FI RN Brasil - Financiamento de Veículos (Note 2)	301.778	300.160	(11.295)	(20.439)
Santander FI SBAC	60.050	-	(2.017)	-
Rojo Entretenimento S.A.	6.850	-	-	-
Banco Hyundai Capital Brasil S.A.	50.240	-	(241)	-
Ipanema Empreendimentos e Participações	509	-	(359)	-
Outros	-	8.202	-	1.305
Total	2.075.806	2.544.509	(173.367)	(190.344)

25.          Operational Ratios

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. On 2013 was issued a set of Resolutions and Circulars, aligned with the recommendations of the Basel Committee on Banking Supervision. These rules were repealed by CMN Resolution 4,192 and 4,193 which took effect from October 2013, establishing the model for calculating the minimum Regulatory Capital requirements, Tier I and Common Equity Tier I. These Resolutions states that the composition of the Regulatory Capital is done through equity, subordinated debt and hybrid capital instruments.

As required by Resolution CMN 4,193/2013, the requirement for PR in 2017 was 10.5%, composed of 9.25% of Reference Equity Minimum plus 1.25% of Capital Conservation Additional. Considering this additional, PR Level I increased to 7.25% and Minimum Principal Capital to 5.75%.

For the base year 2018, the PR requirement remains at 11.0%, including 8.625% of Minimum of Reference Equity and a further 1.875% of Capital Conservation Additional. The PR Level I reaches 8.375% and the Principal Capital Minimum 6.875%.

As a continuation the adoption of the rules established  by CMN Resolution 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by CMN Resolution 4,280/2013.

The index is calculated on a consolidated basis based on the information of Consolidated Prudential, as shown below:

	06/30/2018	06/30/2017
Tier I Regulatory Capital	57.152.800	57.797.157
Principal Capital	52.271.141	53.608.791
Supplementary Capital (Note 21)	4.881.660	4.188.367
Tier II Regulatory Capital (Note 21)	4.953.371	4.249.894
Regulatory Capital (Tier I and II)	62.106.171	62.047.051
Credit Risk (1)	354.413.822	315.850.522
Market Risk (2)	28.802.168	28.223.312
Operational Risk	37.372.300	31.914.296
Total RWA (3)	420.588.290	375.988.130
Basel I Ratio	13,59	15,37
Basel Principal Capital	12,43	14,26
Basel Regulatory Capital	14,77	16,50

                         Individual and Consolidated Financial Statements – June 30, 2018      86

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

(1)   Exposures to credit risk subject to the calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by Circular Bacen 3,644, dated March 4, 2013 and its subsequent complements through the wording of Circular Bacen 3,174 of August 20, 2014 and Bacen Circular 3,770 of October 29, 2015.

(2)   Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (RWAjur2), price indexes (RWAjur3) and interest rate (RWAjur1/RWAjur4), the price of commodities (RWAcom), the price of shares classified as trading portfolios (RWAacs), and portions for gold exposure and foreign currency transactions subject to foreign exchange (RWAcam).

(3)   Risk Weighted Assets.

Banco Santander, quarterly discloses Pillar III information relating to risk management, Regulatory Capital and Risk Weighted Assets. A report with further details of the structure and methodology will be disclosed on the website www.ri.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. Banco Santander classifies for said index. The Bank is in compliance with the requirements aforementioned.

26.          Related Parties

a) Key Management Personnel Compensation

The Board of Directors' meeting, held on March 27, 2017 approved, in accordance with the Compensation Committee the maximum global compensation proposal for the directors (Board of Directors and Executive Officers) overall amounting to R$300,000 for the 2018 financial year, covering fixed remuneration, variable and equity-based and other benefits. The proposal was approved by the Ordinary General Meeting (OGM) held on April 27, 2017.

a.1) Long Term Benefits

The Bank, likewise Banco Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs-tied to the performance of the market price of its shares, based on the achievement of certain goals (Note 35.f).

a.2) Short Term Benefits

The table below shows the salary of Board of Directors and Executive Board:

	01/01 to 06/30/2018	01/01 to 06/30/2017

Fixed Compensation	44.575	42.746
Variable Compensation	39.334	75.604
Others (1)	43.988	6.618
Total Short-Term Benefits	127.898	124.968
Shares Based Payments	32.504	1.606
Total Long-Term Benefits	32.504	1.606
Total (2)	160.402	126.574

(1) In the first half of 2018, the Management of Banco Santander decided to carry out an early initiative, which was practiced by the Bank's liberality.

(2) Refers to the amount paid by Banco Santander and its subsidiaries to their Managers for positions they hold at Banco and other companies in the Conglomerate Santander.

Additionally, in the first half of 2018, charges were collected on Management compensation in the amount of R$18,269 (2017 - R$15,350).

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily by the employee does not give right to any financial compensation.

c) Lending Operations

The current law prevents the Bank to grant loans or advances to:

I - officers, members of the Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities that holds more than 10% of Banco Santander´s share capital;

III - legal entities in which Banco Santander holds more than 10% of its share capital;

                         Individual and Consolidated Financial Statements – June 30, 2018      87

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

IV - legal entities in which any of the officers, members of the Board of Directors and Audit Committee, as well as their spouses or relatives up to the second degree, hold more than 10% of the share capital.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

						Shares in Thousands
	06/30/2018
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Sterrebeeck B.V. (1)	1.809.583	47,4%	1.733.644	47,1%	3.543.227	47,2%
Grupo Empresarial Santander, S.L. (GES) (1)	1.107.673	29,0%	1.019.645	27,7%	2.127.318	28,4%
Banco Santander, S.A. (1)	521.964	13,7%	519.268	14,1%	1.041.232	13,9%
Employees	3.696	0,1%	3.699	0,1%	7.395	0,1%
Directors (*)	5.119	0,1%	5.119	0,1%	10.238	0,1%
Others	359.745	9,4%	387.546	10,6%	747.291	10,0%
Total Outstanding	3.807.780	99,7%	3.668.921	99,7%	7.476.701	99,7%
Treasury Shares	10.915	0,3%	10.915	0,3%	21.830	0,3%
Total	3.818.695	100,0%	3.679.836	100,0%	7.498.531	100,0%
Free Float (2)	363.441	9,5%	391.245	10,7%	754.686	10,1%

						Shares in Thousands
	06/30/2017
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Sterrebeeck B.V. (1)	1.809.583	47,0%	1.733.644	46,7%	3.543.227	46,9%
GES (1)	1.107.673	28,8%	1.019.645	27,5%	2.127.318	28,1%
Banco Santander, S.A. (1)	521.964	13,5%	519.268	14,0%	1.041.232	13,8%
Qatar Holding LLC (Qatar Holding)	115.812	3,0%	115.812	3,1%	231.624	3,1%
Employees	4.227	0,1%	4.240	0,1%	8.467	0,1%
Members of the Executive Board	4.985	0,1%	4.985	0,1%	9.970	0,1%
Others	256.371	6,7%	284.161	7,7%	540.532	7,1%
Total Outstanding	3.704.803	96,2%	3.565.943	96,1%	7.270.746	96,1%
Treasury Shares	30.356	0,8%	30.356	0,8%	60.712	0,8%
Total	3.735.159	97,0%	3.596.299	96,9%	7.331.458	96,9%
Free Float (2)	376.410	9,8%	404.213	10,9%	780.623	10,3%

(1)   Companies of the Santander Spain Group.

(2)   In 2017, composed of Officials and Others.

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

d.1) Qatar Holding LLC's Public Offering

On April 11, 2017, Banco Santander Brasil informed its stockholders and the market in general, in furtherance of the material facts disclosed on March 28, 2017 and April 6, 2017, the settlement of the secondary public offering for the distribution of eighty million (80,000,000) Units issued by Banco Santander Brasil and held by Qatar Holding LLC (Selling Stockholder), including in the form of American Depositary Shares (ADSs), allocating twenty-two million (22,000,000) Units for the Brazilian offering and fifty-eight million (58,000,000) ADSs for the international offering. The price per Unit was set at twenty-five reais (R$25.00), resulting on a total amount of two billion reais (R$2,000,000,000.00). Additionally, the amount of Units of the international offering initially offered was increased by an additional batch of twelve million (12,000,000) Units, exclusively in the form of ADSs also held by the Selling Stockholder.

e) Related-Party Transactions

Santander has a Policy for Related Party Transactions approved by the Board of Directors, which aims to ensure that all transactions typified by the policy to take effect  in view of the interests of Banco Santander and its stockholders. The policy defines the power to approve certain transactions by the Board of Directors. The planned rules also apply to all employees and officers of Banco Santander and its subsidiaries.

                         Individual and Consolidated Financial Statements – June 30, 2018      88

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

Operations and charges for services with related parties are carried out in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and do not entail greater risk than the normal collection or have other disadvantages.

The main transactions and balance are as follows:

			Bank
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to 06/30/2018		01/01 to 06/30/2017
	06/30/2018		06/30/2017
Cash	913.820	-	347.421	-
Banco Santander Espanha (2)	892.358	-	342.316	-
Banco Santander (México), S.A. (4)	19.539	-	1.250	-
Banco Santander Totta, S.A. (4)	1.729	-	3.689	-
Others	194	-	166	-
Interbank Investments	58.229.626	2.602.209	51.115.371	2.190.327
Aymoré CFI (3)	36.994.001	1.911.098	30.220.128	1.591.552
Banco Santander Espanha (1) (2)	5.876.528	48.633	11.247.880	43.788
Banco PSA (3)	1.036.057	50.178	828.326	52.714
Banco RCI Brasil S.A. (3)	1.897.954	60.841	883.411	39.322
Banco Bandepe (3)	1.149.229	35.535	-	-
Olé Consignado (3)	11.275.857	495.924	7.935.626	462.951
Securities	11.421.920	608.566	47.640.919	3.434.358
Santander Leasing (3)	11.421.920	608.566	47.640.919	3.434.358
Derivatives Financial Instruments - Net	315.807	273.285	(573.825)	(15.110)
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana) (4)	275.740	(57.005)	(57.737)	(75.788)
Abbey National Treasury Services Plc (Abbey National Treasury)(4)	(98.406)	(15.046)	(105.418)	(7.766)
Banco Santander Espanha (2)	70.221	122.635	(434.662)	2.568
Santander FI Amazonas (3)	(3.235)	(1.267)	10.161	(18.968)
Santander FI Hedge Strategies (3) (Note 2)	429.644	480.838	3.964	(168.347)
Getnet S.A. (Note 12) (3) (8)	-	-	(509)	498
Santander FI Diamantina (3)	(358.157)	(256.870)	10.376	252.693
Interfinancial Relations	8.239.565	5.516	-	-
Getnet S.A. (Note 12) (3) (8)	8.223.746	2.401	-	-
Santander Leasing (3)	15.820	3.115	-	-
Loan Operations	-	748	-	289
Cibrasec (5)	-	748	-	289
Dividends and Bonuses Receivables	529.767	623.256	-	-
Aymoré CFI (3)	85.564	100.664	-	-
Santander Leasing (3)	249.375	293.383	-	-
Santander CCVM (3)	31.107	36.596	-	-
Banco Bandepe (3)	163.721	192.613	-	-
Trading Account	109.301	148	666.250	2.061
Abbey National Treasury (4)	98.284	143	105.945	344
Banco Santander Espanha (2)	11.017	5	560.305	1.717
Foreign Exchange Portfolio - Net	68.809	(9.027)	268.496	376.303
Banco Santander Espanha (2)	68.809	(9.027)	268.496	376.303
Income Receivable	893.344	942.039	-	-
Zurich Santander Brasil Seguros e Previdência S.A. (11)	893.344	828.528	-	-
Zurich Santander Brasil Seguros S.A. (11)	-	113.511	-	-
Receivables from Affiliates	60.003	469.269	16.278.059	1.274.160
Zurich Santander Brasil Seguros e Previdência S.A. (11)	-	-	831.998	747.576
Zurich Santander Brasil Seguros S.A. (11)	-	-	-	117.727
Santander Capitalização S.A. (3)	20.394	130.191	22.393	130.761
Aymoré CFI (3)	-	237.707	-	202.953
Santander CCVM (3)	-	35.589	-	50.363
Santander Leasing (3)	-	-	-	1.198
Santander Serviços (3) (8)	-	-	-	9.523
Santander Microcrédito (3) (9)	-	-	-	4.134
Santander Brasil Consórcio (3)	299	5.400	-	2.097
Santander Corretora de Seguros (3)	-	18.143	-	499
Getnet S.A. (3) (7)	37.665	29.836	15.423.658	1.024
Others	1.645	12.403	10	6.305
Other Receivables - Others	8.944	22.926	8.943	9.870
Banco Santander Espanha (2)	6.296	6.972	4.611	-
Santander Capitalização S.A. (3)	2.191	-	3.405	-
Banco Santander International (4)	-	10.106	-	7.447
Santander Securities Services Brasil DTVM S.A. (4)	-	570	-	633
Others	457	5.278	927	1.790
Deposits	(8.486.790)	(445.343)	(46.236.461)	(3.280.888)
Santander Leasing (3)	(148.439)	(111.369)	(38.515.468)	(2.935.147)
Banco Santander Espanha (2)	(265.492)	(4.415)	(496.550)	(7.496)
Aymoré CFI (3)	(3.294.133)	(178.583)	(3.395.519)	(177.491)
Banco Bandepe (3)	-	-	(100.854)	(24.604)
Zurich Santander Brasil Seguros e Previdência S.A. (11)	-	-	(114.613)	-
Zurich Santander Brasil Seguros S.A. (11)	-	-	(13.063)	-
Santander Brasil Gestão de Recursos Ltda. (4)	(96.223)	(2.867)	(24.320)	(3.689)
Sancap (3)	(10.189)	(354)	(14.662)	(841)
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A (Santander Brasil Asset) (4)	(16.778)	(536)	(12.295)	(660)
Webmotors S.A. (13)	(1.327)	(71)	(37.181)	(2.977)
Fundo de Investimento Santillana (4)	(1.769.528)	(56.415)	(801.374)	(42.572)
Isban Brasil S.A. (4)	-	-	(36.451)	(1.028)
Santander Brasil Tecnologia S.A. (current denomination of Produban Serviços de Informática S.A.) (3) (12)	(86.808)	(391)	(14.987)	(681)
Banco RCI Brasil S.A. (3)	(124.274)	(2.954)	(76.648)	(1.434)
Santander Microcrédito (3) (9)	-	-	(661)	(145)
Santander Corretora de Seguros (3)	(79.576)	(3.293)	(722.323)	(40.128)
Santander Securities Services Brasil DTVM S.A. (4)	(374.845)	(11.797)	(251.780)	(12.614)
Santander Brasil Consórcio (3)	(1.328)	(1.097)	(110.489)	(6.339)
Santander FI Hedge Strategies (3) (Note 2)	(2.093.320)	(67.510)	(1.304.245)	(14.237)
Santander Capitalização S.A. (3)	(5.839)	-	(9.750)	-
Santander CCVM (3)	(3.671)	-	(21.867)	(894)
Santander Securities Services Brasil Participações S.A. (4)	(72.417)	(2.229)	(66.953)	(3.551)
Super Pagamentos (3)	(5.085)	-	(19.290)	(2.299)
Santander Holding Imobiliária S.A. (3) (14)	(33)	(1)	(22.704)	(1.229)
Santander Brasil Advisory (3)	-	-	(12.355)	(686)
Getnet S.A. (3)	(6.062)	-	(14.430)	-
Others	(31.423)	(1.461)	(25.629)	(146)
Repurchase Commitments	(15.421.321)	(610.605)	(11.991.383)	(641.037)
Fundo de Investimento Santillana (4)	-	(579)	(162.347)	(8.700)
Getnet S.A. (3)	-	-	-	(15.667)
Santander FI Amazonas (3)	(247.219)	(7.326)	(242.169)	(4.420)
Santander FI Financial (3)	(5.682.063)	(269.237)	(10.395.450)	(557.284)
Santander Leasing (3)	(6.804.000)	(268.870)	-	(10.554)
Banco Bandepe (3)	(226.295)	(3.126)	(68.432)	(3.164)
Olé Consignado (3)	(549)	(10)	-	(1.176)
Santander CCVM (3)	(27.132)	(650)	(14.294)	(508)
Santander FI SBAC (3)	(1.508.771)	(34.519)	(387.929)	(4.945)
Santander FI Guarujá (3)	(269.593)	(4.349)	(48.376)	(1.231)
Santander FI Diamantina (3)	(3.159)	(1.640)	(30.969)	(3.570)
Banco PSA (3)	-	-	(324.609)	(17.835)
Santander Finance Arrendamento Mercantil (3)	(334.980)	(10.527)	-	-
Santander FI Unix (3)	(317.560)	(9.769)	(297.776)	(10.423)
Integry Tecnologia	-	(3)	(17.489)	(1.464)
Others	-	-	(1.543)	(96)
Funds from Acceptance and Issuance of Securities	-	-	(11.665)	-
Super Pagamentos (3)	-	-	(11.665)	-
Borrowings and Onlendings	(3.425.931)	-	(1.643.145)	-
Banco Santander Espanha (2)	(2.165.679)	-	(286.420)	-
Banco Santander S.A. (Uruguay) (4)	-	-	(515)	-
Banco Santander Río S.A. (4)	-	-	(520)	-
Banco Santander de Negocios Colombia S.A. (4)	-	-	(34.783)	-
Santander Brasil EFC (3)	(1.260.252)	-	(1.320.760)	-
Banco Santander Totta, S.A. (4)	-	-	(147)	-
Dividends and Bonuses Payables	(538.608)	-	-	-
Banco Santander Espanha (2)	(83.622)	-	-	-
Sterrebeeck B.V. (2)	(284.303)	-	-	-
GES (2) (4)	(170.530)	-	-	-
Banco Madesant - Sociedade Unipessoal, S.A. (Banco Madesant) (4)	(153)	-	-	-
Payables from Affiliates	(68.898)	(315.729)	(46.521)	(236.710)
Produban Servicios Informáticos Generales, S.L. (Produban Servicios) (4)	(21.940)	(22.216)	(11.906)	(14.701)
Isban Brasil S.A. (4)	-	-	-	(55.996)
Santander Brasil Tecnologia S.A. (current denomination of Produban Serviços de Informática S.A.) (3) (12)	(46)	(146.222)	-	(95.415)
Ingenieria de Software Bancário, S.L. (Ingeniería) (2)	(30.700)	(35.716)	(16.099)	(16.099)
Santander Microcrédito (3) (11)	-	-	(4.136)	(22.176)
Santander Corretora de Seguros (3)	(6.108)	(33.824)	-	-
Banco Santander Espanha (2)	(3.724)	(33.795)	(8.522)	-
Getnet S.A. (3)	(4.707)	(12.241)	(2.009)	(11.601)
Santander Securities Services Brasil DTVM S.A. (4)	(1.254)	(23.476)	(3.780)	(20.356)
Others	(419)	(8.239)	(69)	(366)
Debt Instruments Eligible to Compose Capital	(9.296.966)	(212.297)	(7.976.613)	(110.601)
Banco Santander Espanha (2) (6)	(9.296.966)	(212.297)	(7.976.613)	(110.601)
Donations	-	(7.785)	-	(7.350)
Fundação Sudameris	-	(7.785)	-	(7.350)
Other Payables - Others	(46.536)	(486.365)	(15.476)	(436.626)
Banco Santander Espanha (2)	-	(879)	-	(2.945)
Isban Brasil S.A. (4)	-	-	-	(160.921)
TecBan (13)	-	(137.482)	-	(132.000)
Ingeniería (2)	-	(17.390)	-	(19.394)
Santander Brasil Tecnologia S.A. (current denomination of Produban Serviços de Informática S.A.) (3) (12)	-	(158.777)	-	(18.217)
Produban Servicios (4)	-	(818)	-	(803)
Aquanima Brasil Ltda. (4)	-	(13.268)	-	(12.821)
Zurich Santander Brasil Seguros e Previdência S.A. (4) (11)	(14.333)	-	-	-
Getnet S.A. (3)	(28.293)	(152.738)	(11.969)	(67.026)
Santander Securities Services Brasil DTVM S.A. (4)	(3.910)	(2.031)	(3.507)	(18.069)
Others	-	(2.982)	-	(4.430)

			Consolidated
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
	06/30/2018	01/01 to 06/30/2018	06/30/2017	01/01 to 06/30/2017
Cash	1.266.101	-	543.593	-
Banco Santander Espanha (2)	1.244.639	-	538.488	-
Banco Santander (México), S.A. (4)	19.539	-	1.250	-
Banco Santander Totta, S.A. (4)	1.729	-	3.689	-
Others	194	-	166	-
Interbank Investments	5.876.528	48.650	11.247.880	43.789
Banco Santander Espanha (1) (2)	5.876.528	48.650	11.247.880	43.789
Derivatives Financial Instruments - Net	266.742	(3.926)	(350.042)	(161.994)
Fundo de Investimento Santillana (4)	275.740	(57.005)	(57.737)	(75.788)
Abbey National Treasury (4)	(98.406)	(15.046)	(105.418)	(7.766)
Banco Santander Espanha (2)	89.408	68.125	(186.887)	(78.440)
Credit Operations	-	748	-	-
Cibrasec (5)	-	748	-	-
Trading Account	109.301	(19.137)	666.250	141.559
Banco Santander Espanha (2)	11.017	(19.280)	560.305	141.559
Abbey National Treasury (4)	98.284	143	105.945	-
Foreign Exchange Portfolio - Net	68.809	(9.027)	-	377.705
Banco Santander Espanha (2)	68.809	(9.027)	-	377.705
Income Receivable	919.103	1.306.437	-	-
Zurich Santander Brasil Seguros e Previdência S.A. (11)	919.103	1.157.846	-	-
Zurich Santander Brasil Seguros S.A. (11)	-	148.591	-	-
Receivables from Affiliates	2.613	2.173	855.798	1.017.297
Zurich Santander Brasil Seguros e Previdência S.A. (11)	-	-	855.798	899.018
Zurich Santander Brasil Seguros S.A. (11)	-	-	-	117.727
Isban Mexico, S.A. de C.V. (2)	122	-	-	-
Ingeniería de Software Bancario, S.L. (2)	192	-	-	-
Santander Securities Services Brasil DTVM S.A. (4)	-	1.851	-	-
Others	2.299	322	-	552
Other Receivables - Others	6.406	27.230	62.727	9.003
Banco Santander Espanha (2)	6.389	6.972	62.727	(180)
Banco Santander International (4)	-	10.106	-	7.447
Santander Securities Services Brasil DTVM S.A. (4)	-	4.299	-	-
Banco Santander - Chile	-	339	-	-
Santander Participações (3)	-	267	-	-
Others	17	5.247	-	1.736
Deposits	(2.607.712)	(79.366)	(1.875.707)	(76.353)
Banco Santander Espanha (2)	(270.851)	(4.415)	(496.550)	(7.496)
Zurich Santander Brasil Seguros S.A. (11)	-	-	(13.063)	-
Zurich Santander Brasil Seguros e Previdência S.A. (11)	-	-	(114.613)	-
Isban Brasil S.A. (4)	-	(90)	(36.451)	(1.028)
Santander Brasil Tecnologia S.A. (current denomination of Produban Serviços de Informática S.A.) (3) (12)	-	(215)	(14.987)	(681)
Santander Brasil Gestão de Recursos Ltda. (4)	(96.223)	(2.867)	(24.320)	(3.689)
Fundo de Investimento Santillana (4)	(1.769.528)	(56.415)	(801.374)	(43.511)
Santander Brasil Asset (4)	(16.778)	(536)	(12.295)	(660)
Santander Securities Services Brasil DTVM S.A. (4)	(374.845)	(11.797)	(251.780)	(12.614)
Santander Securities Services Brasil Participações S.A. (4)	(72.417)	(2.229)	(66.953)	(3.551)
Gestora de Inteligência de Crédito (5)	(2.250)	(663)	-	-
Webmotors S.A. (13)	(1.327)	(71)	(37.181)	(2.977)
Others	(3.493)	(69)	(6.140)	(146)
Repurchase Commitments	-	(579)	(162.347)	(8.700)
Fundo de Investimento Santillana (4)	-	(579)	(162.347)	(8.700)
Borrowings and Onlendings	(2.165.679)	-	(322.385)	-
Banco Santander Espanha (2)	(2.165.679)	-	(286.420)	-
Banco Santander Río S.A. (4)	-	-	(520)	-
Banco Santander de Negocios Colombia S.A. (4)	-	-	(34.783)	-
Banco Santander Totta, S.A. (4)	-	-	(147)	-
Banco Santander, S.A. (Uruguay) (4)	-	-	(515)	-
Dividends and Bonuses Payables	(538.608)	-	-	-
Sterrebeeck B.V. (2)	(284.303)	-	-	-
GES (2) (4)	(170.530)	-	-	-
Banco Santander Espanha (2)	(83.622)	-	-	-
Banco Madesant (4)	(153)	-	-	-
Payables from Affiliates	(60.568)	(162.148)	(42.831)	(207.813)
Banco Santander Espanha (2)	(5.187)	(33.651)	(10.740)	(1)
Produban Servicios (4)	(21.940)	(22.830)	(11.906)	(15.355)
Isban Brasil S.A. (4)	-	(3.979)	(237)	(59.244)
Santander Brasil Tecnologia S.A. (current denomination of Produban Serviços de Informática S.A.) (3) (12)	-	(31.051)	-	(95.475)
Ingeniería (2)	(30.700)	(36.570)	(16.099)	(16.099)
Santander Brasil Asset (4)	(70)	(880)	(69)	(917)
Santander Securities Services Brasil DTVM S.A. (4)	(1.254)	(23.476)	(3.780)	(20.356)
Zurich Santander Brasil Seguros e Previdência S.A. (11)	(537)	-	-	-
Others	(880)	(9.711)	-	(366)
Debt Instruments Eligible to Compose Capital	(9.296.966)	(212.297)	(7.976.613)	(110.601)
Banco Santander Espanha (2) (6)	(9.296.966)	(212.297)	(7.976.613)	(110.601)
Donations	-	(9.555)	(10.504)	(4.854)
Santander Cultural	-	(1.500)	(2.354)	(1.004)
Fundação Sudameris	-	(7.785)	(7.350)	(3.500)
Fundação Santander	-	(270)	(800)	(350)
Other Payables - Other	(35.114)	(213.587)	(16.985)	(372.869)
Banco Santander Espanha (2)	-	(882)	-	(2.945)
Isban Brasil S.A. (4)	-	(26.270)	-	(167.643)
Santander Brasil Tecnologia S.A. (current denomination of Produban Serviços de Informática S.A.) (3) (12)	-	(5.435)	-	(18.986)
Ingeniería (4)	-	(17.390)	-	(19.443)
Produban Servicios (4)	-	(818)	-	(803)
Aquanima Brasil Ltda. (4)	-	(13.268)	-	(12.821)
Zurich Santander Brasil Seguros e Previdência S.A. (4)	(31.201)	(9.613)	(13.478)	-
Santander Securities Services Brasil DTVM S.A. (4)	(3.910)	(2.031)	(3.507)	(18.069)
TecBan (13)	-	(137.482)	-	(132.000)
Others	(3)	(397)	-	(159)

                        Individual and Consolidated Financial Statements – June 30, 2018       89

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

(1)   Refers to investments in foreign currency (overnight) with maturity on July 02,2018 and interest rates of 1.89% p.a. (06/30/2017 - with maturity on April 02, 2018 and interest rates of 1.68% p.a.) maintained by the Banco Santander Brasil and its Grand Cayman Branch.

(2)   Controller - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1 and 26.d), through its subsidiary GES and Sterrebeeck B.V.

(3)   Direct or indirect controlled by Banco Santander.

(4)   Direct or indirect controlled by Banco Santander Espanha.

(5)   Jointly Controlled - Banco Santander.

(6)   Refers to the portion acquired by the Controller with the PR Optimization Plan carried out in the first half of 2014.

(7)   Corresponds to receivable values related to the Acquiring business.

(8)   Incorporated company on November 30, 2017 (Note 15 e 37.e).

(9)   Incorporated company on August 31, 2017 (Note 15 e 37.e).

(10) Incorporated company on September 29, 2017 (Note 15 e 37.e).

(11) Significant Influence of Banco Santander Espanha.

(12) Company acquired on February 28, 2018, on the same date, Produban Serviços de Informática S.A. was changed to Santander Brasil Tecnologia S.A. (Note 37.f).

(13) Jointly Controlled - Santander Corretora de Seguros.

                        Individual and Consolidated Financial Statements – June 30, 2018       90

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

27.          Income from Services Rendered and Banking Fees

		Bank		Consolidated
	01/01 to 06/30/2018	01/01 to 06/30/2017	01/01 to 06/30/2018	01/01 to 06/30/2017

Asset Management	397.864	440.109	509.829	509.191
Checking Account Services	1.618.943	1.378.001	1.624.027	1.397.951
Lending Operations and Income from Guarantees Provided	592.126	557.546	784.533	740.491
Lending Operations	272.934	260.243	465.341	443.197
Income Guarantees Provided	319.192	297.303	319.192	297.294
Insurance Fees	1.087.005	996.035	1.337.795	1.213.836
Cards (Debit and Credit) and Acquiring Services	1.742.245	1.489.031	2.722.640	2.312.010
Collection	750.157	656.161	752.501	663.530
Brokerage, Custody and Placement of Securities	272.794	279.801	353.094	340.183
Others	130.253	75.423	324.406	324.102
Total	6.591.387	5.872.107	8.408.825	7.501.294

28.          Personnel Expenses

		Bank		Consolidated
	01/01 to 06/30/2018	01/01 to 06/30/2017	01/01 to 06/30/2018	01/01 to 06/30/2017

Compensation	1.912.114	1.984.640	2.083.650	2.171.898
Charges	774.152	737.064	864.704	802.216
Benefits	651.484	676.264	715.049	728.280
Training	24.451	18.764	26.848	20.779
Others	4.464	8.534	4.506	17.490
Total	3.366.665	3.425.266	3.694.757	3.740.663

                        Individual and Consolidated Financial Statements – March 31, 2018       91

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

29.           Other Administrative Expenses

		Bank		Consolidated
	01/01 to 06/30/2018	01/01 to 06/30/2017	01/01 to 06/30/2018	01/01 to 06/30/2017

Depreciation and Amortization (1)	981.025	1.653.558	1.242.880	1.902.254
Outsourced and Specialized Services	888.511	944.673	1.096.786	1.130.258
Communications	192.051	196.879	204.207	214.059
Data Processing	966.231	760.580	999.215	830.670
Advertising, Promotions and Publicity	190.291	151.289	231.939	187.176
Rentals	352.397	360.287	362.629	369.545
Transportation and Travel	67.478	72.015	82.904	88.024
Financial System Services	121.843	107.656	158.088	138.804
Security and Money Transport	304.460	297.047	305.241	297.715
Asset Maintenance and Upkeep	122.543	112.687	124.466	115.178
Water, Electricity and Gas	94.407	93.872	96.598	95.976
Materials	24.502	27.326	25.844	28.930
Others	180.987	178.695	285.548	285.945
Total	4.486.726	4.956.564	5.216.345	5.684.534

(1) Includes goodwill amortization of R$26,153 (2017 - R$811,195) in the Bank and  R$139,154 (2017 - R$911,464) in the Consolidated, held on time, length and proportion of the projected results which are subject to annual verification (Note 17). The amortization of Banco Real's acquisition goodwill was completed in October 2017, which was the principal goodwill amortized.

30.          Tax Expenses

		Bank		Consolidated
	01/01 to 06/30/2018	01/01 to 06/30/2017	01/01 to 06/30/2018	01/01 to 06/30/2017

Cofins (Contribution for Social Security Financing) (1)	548.727	809.569	820.993	1.037.680
ISS (Tax on Services)	307.571	226.610	407.773	275.118
PIS (Tax on Revenue) (1)	84.331	131.555	142.659	183.838
Others (2)	99.140	161.669	140.667	232.803
Total	1.039.769	1.329.403	1.512.092	1.729.439

(1)   Includes the constitution of deferred taxes assets PIS and Cofins on adjustment to market value of securities and derivative financial instruments.

(2)   Includes provisions updates for PIS and Cofins of Law 9,718/1998.

31.          Other Operating Income

		Bank		Consolidated
	01/01 to 06/30/2018	01/01 to 06/30/2017	01/01 to 06/30/2018	01/01 to 06/30/2017

Net Income Pension and Capitalization	-	-	186.080	181.026
Reversal of Operating Provisions - Fiscal (Note 23.c) (1)	19.591	-	42.714	-
Reversal of Provision for Financial Guarantees Provided (Note 22)	105.590	48.668	105.590	48.668
Monetary Adjustment of Escrow Deposits	274.784	241.911	336.075	322.961
Recoverable Taxes	87.996	109.848	113.559	150.390
Recovery of Charges and Expenses	637.826	575.347	513.114	448.786
Monetary Variation	642.083	663.987	642.819	666.864
Others (2)(3)	997.329	72.883	1.138.951	221.170
Total	2.765.199	1.712.644	3.078.902	2.039.865

                         Individual and Consolidated Financial Statements - June 30, 2018       92

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

(1)     On the first half of 2018, includes the amount of R$51,215 in the Bank and R$52,606 in the Consolidated referring to the program of installments and cash payment of tax and social security debts established by MP 783/2017 and reissues (Note 23.c).

(2)     On the first half of 2018, it mainly includes the effect of the increase in the cost contribution established for purposes of the post-employment benefit plan in the amount of R$816,157 (note 22 and 35).

(3)     On the first half of 2018, includes exchange variation income of R$33,956 in the Bank and R$53,770 in the Consolidated.

32.          Other Operating Expenses

		Bank		Consolidated
	01/01 to 06/30/2018	01/01 to 06/30/2017	01/01 to 06/30/2018	01/01 to 06/30/2017

Operating Provisions
Fiscal (Note 23.c)	-	70.829	-	94.117
Labor (Note 23.c) (1)	513.504	529.864	537.196	567.734
Civil (Note 23.c) (1)	276.710	394.075	326.345	482.607
Credit Cards (2)	1.032.007	740.349	1.059.492	775.906
Actuarial Losses - Pension Plan (Note 35.a)	120.355	99.604	119.489	98.362
Monetary Losses	375	817	1.096	3.449
Legal Fees and Costs	89.658	72.306	103.017	84.315
Serasa and SPC (Credit Reporting Agency)	30.603	28.627	31.365	30.065
Brokerage Fees	35.382	29.445	36.768	36.187
Commissions	229.554	15.021	804.870	455.580
Impairment (3)	305.864	22.215	305.864	22.215
Others (4)	1.735.785	1.650.913	2.210.976	2.176.508
Total	4.369.797	3.654.065	5.536.478	4.827.045

(1) In the first half of 2018, includes the additional provision in the amount of R$358,162.

(2) In the first half ended June 30, 2018, includes exchange variation expense in the amount of R$18,641 (2017 - expense of R$1,503) in the Bank and in the Consolidated.

(3) In the first half ended June 30, 2018, it includes recognition of impairment of intangible assets (acquisition and development of systems) in the amount of R$305,864, recorded as a result of technical which showed a significant reduction in expected future economic benefits on these assets (Note 17).

(4) Mainly includes monetary restatement on provisions for judicial and administrative proceedings and legal obligations, provisions for the benefit guarantee fund, other provisions and exchange variation income in the amount of R$323,597 (2017 - expense of R$79,960) in the Bank and revenue of R$324,750 (2017 - expense of R$172,469) in the Consolidated.

33.          Non-Operating Income

		Bank		Consolidated
	01/01 to 06/30/2018	01/01 to 06/30/2017	01/01 to 06/30/2018	01/01 to 06/30/2017

Result on sale of Investments	-	1.787	8.588	(1.026)
Result on Sale of Other Assets	50.567	2.145	40.248	3.169
Reversal (Recognition) of Allowance for Losses on Other Assets (2)	(14.675)	(266.948)	(10.574)	(332.769)
Expense on Assets Not in Use	(19.800)	(7.127)	(19.929)	(8.379)
Gains (Losses) of Capital	(2.279)	(7.544)	(2.263)	(9.026)
Other Income (Expenses)	7.182	65.499	11.206	69.954
Total	20.995	(212.188)	27.276	(278.077)

34.          Income Tax and Social Contribution

	Bank		Consolidated
	01/01 to 06/30/2018	01/01 to 06/30/2017	01/01 to 06/30/2018	01/01 to 06/30/2017

Income Before Taxes on Income and Profit Sharing	4.126.202	4.913.735	4.929.376	5.828.067
Profit Sharing (1)	(839.779)	(622.131)	(900.141)	(664.928)
Interest on Capital	(600.000)	(500.000)	(600.000)	(500.000)
Unrealized Income	-	-	(284)	(319)
Income Before Taxes	2.686.423	3.791.604	3.428.951	4.662.820
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (4)	(1.208.890)	(1.706.222)	(1.543.028)	(2.098.269)
Equity in Subsidiaries (2)	299.067	397.077	(312.529)	7.130
Nondeductible Expenses, Net of Non-Taxable Income	161.324	86.039	176.895	110.207
Exchange Variation - Foreign Branches	2.725.675	360.784	2.725.675	360.784
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	283.729	647.187	265.893	647.371
Effects of Change in Rate of CSLL (3)	-	-	79.489	66.291
Other Adjustments Social Contribution Taxes 5% (4)	18.647	(372.077)	18.256	(407.703)
Other Adjustments, Including Profits Provided Abroad	225.463	3.799	525.427	45.315
Income and Social Contribution Taxes	2.505.015	(583.413)	1.936.078	(1.268.874)

                         Individual and Consolidated Financial Statements - June 30, 2018       93

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

(1)   The basis of calculation is the net income, after IR and CSLL.

(2)   As a result of equity in subsidiaries are not included interest on capital received and receivable.

(3)   Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9%.

(4)   Temporary rate increase of CSLL from September 2015 to December 2018 (Note 3.s).

Foreign Exchange Hedge of the Grand Cayman Branch, Luxembourg Branch and the Subsidiary Santander Brasil EFC

Banco Santander operates two branchs, one in the Cayman Islands and one in Luxembourg, and a subsidiary called Santander Brazil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” (independent subsidiary in Spain) which are used mainly to raise funds in the capital and financial markets, providing credit lines that are extended to customers for trade-related financings and working capital (Note 14).

To protect the exposures to foreign exchange rate variations, the Bank uses derivatives and international funding. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (real) in foreign investments are nontaxable to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives are to protect the after-tax results.

Tax treatment distinct from such exchange rate differences results in volatility in "Operating Income before Taxation" and in the caption "Income Taxes". Following are the effects of the operations carried out, as well as the total effect of the Currency Hedge for the three-month period ended June 30, 2018 and 2017:

	01/01 to 06/30/2018	01/01 to 06/30/2017
R$
Financial Operations
Result generated by the exchange rate variations on the Bank's investment in the Cayman and EFC Agency	6.566.088	770.175
Result generated by derivative contracts used as hedge	(12.462.906)	(1.468.588)
Tax Expenses
Tax effect of derivative contracts used as hedge - PIS/COFINS	476.406	68.289
Income Tax and Social Contribution
Tax effect of derivative contracts used as hedge - IR/CS	5.420.412	630.124

35.          Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities for the purpose of granting pensions and supplementary pensions over those granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev

Plan I: defined benefit plan fully sponsored by Banco Santander, it covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. This plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan. This plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully sponsored by Banco Santander, it covers employees hired until May 22, 1975, closed and paid off.

                         Individual and Consolidated Financial Statements - June 30, 2018       94

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

Supplemental Pension Plan Pré 75: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, which its effective date is January 1, 2000. This plan is closed to new entrants since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. This plan receives contributions from the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. This plan is closed to new entrants since July 23, 2010.

Three plans (DCA, DAB and CACIBAN): additional retirement and former employees associated pension, arising from the process of acquisition of the former Banco Meridional, established under the defined benefit plan. The plans are closed to new participants.

Plano Sanprev I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and it is in process of extinction since June 30, 1996.

Plan Sanprev II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. This plan is closed to new entrants since March 10, 2010.

Plan Sanprev III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contribution freely chosen by participants from 2% of their salary. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. This plan is closed to new entrants since March 10, 2010.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Closed-End Private Pension Entity (EFPC) that used to manage three benefit plans, 2 in the Defined Benefit modality and 1 in the modality of Variable Contribution, whose process of management transfer of these plans to Banesprev occurred in January 2017. At the stage of requesting the process of closure of the operating permit with PREVIC.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. The plans are closed to new entrants since 1999 for Banco Bandepe’s employees and for others since 2011.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): it´s a closed-end private pension entity with the purpose of constitution and implementation of social security pension plans, complementary to the social security contribution, in the form of actual legislation.

The Retirement Plan of SantanderPrevi is the only structured as Defined Contribution and open to new members, with contributions shared between sponsors and plan participants. The appropriate values by the sponsors in the first half of 2018 was R$42,697 (2017 - R$41,487) in the Bank and R$47,199 (2017 - R$41,770) in the Consolidated.

It has 10 cases of lifetime income with benefits arising from the previous plan.

SBPREV - Santander Brasil Open Pension Plan: as from January 2, 2018, Santander started to offer this new optional supplementary pension plan for new employees hired and for employees who are not enrolled in any other pension plan managed by the Closed Entities Complementary Pension Plan of Santander Brasil Group. This new program includes the PGBL- Free Benefit Generation Plan and VGBL-Free Benefit Generator Life managed by Icatu Seguros, the Open Entity of Complementary Pension Plan, which are open for new accessions, with similar characteristics to SantanderPrevi's plan. the instituting / stipulating companies and the participants in the plans.

The amounts appropriated by the sponsors in the first half of 2018 were R$266 in the Bank and R$272 in the Consolidated.

                         Individual and Consolidated Financial Statements - June 30, 2018       95

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

Determination of Net Actuarial Assets (Liabilities)

			Bank
			06/30/2018
		Santander-
	Banesprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(19,588,667)	(4,075)	(1,356,704)
Fair Value of Plan Assets	18,252,911	4,465	1,733,896
	(1,335,756)	390	377,192
Being:
Superavit	591,345	390	377,192
Deficit	(1,927,101)	-	-
Amount not Recognized as Assets	431,740	390	374,957
Net Actuarial Asset (Note 12)	159,605	-	2,235
Net Actuarial Liability (Note 22)	(1,927,101)	-	-
Payments Made on the Actuarial Liabilities	16,958	-	44
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 32)	(120,130)	(7)	(218)
Other Equity Valuation Adjustments	(2,895,041)	497	1,314
Actual Return on Plan Assets	227,123	190	(9,415)

			Bank
			06/30/2017
		Santander-
	Banesprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(20,320,315)	(3,241)	(1,261,630)
Fair Value of Plan Assets	18,174,981	4,576	1,766,165
	(2,145,334)	1,335	504,535
Being:
Superavit	581,414	1,335	504,535
Deficit	(2,726,748)	-	-
Amount not Recognized as Assets	442,953	1,335	504,535
Net Actuarial Asset	138,461	-	-
Net Actuarial Liability	(2,726,748)	-	-
Payments Made	13,504	-	105
Revenues (Expenses) Recorded (Note 32)	(99,441)	1	(164)
Other Equity Valuation Adjustments	(3,924,402)	489	(731)
Actual Return on Plan Assets	989,530	337	164,449

			Consolidated
			06/30/2018
		Santander-
	Banesprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(19,986,318)	(4,075)	(1,356,704)
Fair Value of Plan Assets	18,817,326	4,465	1,733,896
	(1,168,992)	390	377,192
Being:
Superavit	773,934	390	377,192
Deficit	(1,942,926)	-	-
Value Unrecognized as Asset	569,204	390	374,957
Net Actuarial Asset on December 31, 2017 (Note 12)	204,730	-	2,235
Net Actuarial Liability on December 31, 2017 (Note 22)	(1,942,926)	-	-
Payments Made	17,315	-	44
Revenues (Expenses) Recorded (Note 32)	(119,264)	(7)	(218)
Other Equity Valuation Adjustments	(2,932,436)	497	1,314
Actual Return on Plan Assets	186,212	190	(9,415)

			Consolidated
			06/30/2017
		Santander-
	Banesprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(20,571,415)	(3,241)	(1,261,630)
Fair Value of Plan Assets	18,650,127	4,576	1,766,165
	(1,921,288)	1,335	504,535
Being:
Superavit	805,460	1,335	504,535
Deficit	(2,726,748)	-	-
Value Unrecognized as Asset	643,420	1,335	504,535
Net Actuarial Asset on December 31, 2016	162,040	-	-
Net Actuarial Liability on December 31, 2016	(2,726,748)	-	-
Payments Made	13,508	-	105
Revenues (Expenses) Recorded (Note 32)	(98,199)	1	(164)
Other Equity Valuation Adjustments	(3,932,480)	489	(731)
Actual Return on Plan Assets	1,023,620	337	164,449

Opening of actuarial gains (losses) by experience, financial assumptions and demographic assumptions as of December 31, 2017 and 2016, valid for March 31, 2018 and 2017:

Individual and Consolidated Financial Statements - June 30, 2018 96

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

				Bank
				06/30/2018
			Santander-
		Banesprev	previ	Bandeprev
Experience Plan		(42,337)	39	(8,683)
Changes in Financial Assumptions		953,711	-	-
Changes in Demographic Assumptions		-	-	-
Gain (Loss) Actuarial - Obligation		911,374	39	(8,683)
Return on Investment, Return Unlike Implied Discount Rate		(185,549)	(12)	(92,910)
Gain (Loss) Actuarial - Asset		(185,549)	(12)	(92,910)
Chance in Irrecoverable Surplus		42,971	(19)	101,784

				Bank
				06/30/2017
			Santander-
	Banesprev	Sanprev	previ	Bandeprev
Experience Plan	-	(19,212)	(8)	(1,409)
Changes in Financial Assumptions	-	(841,484)	-	-
Changes in Demographic Assumptions	-	-	-	-
Gain (Loss) Actuarial - Obligation	-	(860,696)	(8)	(1,409)
Return on Investment, Return Unlike Implied Discount Rate	-	51,338	107	76,768
Gain (Loss) Actuarial - Asset	-	51,338	107	76,768
Chance in Irrecoverable Surplus	-	(50,222)	(98)	(75,580)

				Consolidated
				06/30/2018
			Santander-
		Banesprev	previ	Bandeprev
Experience Plan		(38,211)	39	(8,683)
Changes in Financial Assumptions		972,794	-	-
Changes in Demographic Assumptions		-	-	-
Gain (Loss) Actuarial - Obligation		934,584	39	(8,683)
Return on Investment, Return Unlike Implied Discount Rate		(255,197)	(12)	(92,910)
Gain (Loss) Actuarial - Asset		(255,197)	(12)	(92,910)
Chance in Irrecoverable Surplus		98,733	(19)	101,784

				Consolidated
				06/30/2017
			Santander-
	Banesprev	Sanprev	previ	Bandeprev
Experience Plan	-	(18,963)	(8)	(1,409)
Changes in Financial Assumptions	-	(851,358)	-	-
Changes in Demographic Assumptions	-	-	-	-
Gain (Loss) Actuarial - Obligation	-	(870,321)	(8)	(1,409)
Return on Investment, Return Unlike Implied Discount Rate	-	61,391	107	76,768
Gain (Loss) Actuarial - Asset	-	61,391	107	76,768
Chance in Irrecoverable Surplus	-	(51,535)	(98)	(75,580)

                         Individual and Consolidated Financial Statements - June 30, 2018       97

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander on December 31, 2017 and 2016, valid for June 30, 2018 and 2017:

Plans		Duration (in Years)
	06/30/2018	06/30/2017
Banesprev
Plan I	11.26	11.47
Plan II	11.51	11.42
Plan III	9.03	8.44
Plan IV	13.86	16.34
Plan V	8.82	8.57
Pré-75	9.57	9.29
Meridional DCA, DAB e CACIBAN	6,41/5,82/6,87	6,22/5,56/6,58
Sanprev
Plan I	6.46	6.29
Plan II	10.94	12.87
Plan III	9.46	9.12
Bandeprev
Plan Básico	9.46	9.11
Plan Especial I	6.75	6.54
Plan Especial II	6.61	6.48
SantanderPrevi
SantanderPrevi	7.20	6.59

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000, as defined in the entity's bylaws.

HolandaPrevi’s Retirees (current corporate name of SantanderPrevi): for the health care plan Retirement has lifetime nature and is a closed group. In his termination the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered the continuity of health care plan where the employee pays 70% and the Bank pays 30% of the monthly payment. This rule lasted until December, 2002 and after this period that the employee got terminated with the status Retired Holandaprevi, he pays 100% of the health plan monthly payment.

Former Employees of Banco Real (Retiree by Circulares): it grants entitlement to healthcare to former employee of Banco Real, with lifetime benefit it was granted in the same condition as the active employee, in this case, with the same coverage and plan design.

Eligible only for basic plans and premium apartment, if the beneficiary chooses for the apartment plan he pays the difference between the plans plus the co-participation in the basic plan. Not allowed new additions of dependents. It is subsidized in 90% of the plan.

                         Individual and Consolidated Financial Statements - June 30, 2018       98

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

Bandeprev’s Retirees: health care plan granted to Bandeprev’s retirees as a lifetime benefit, for which Banco Santander is responsible for subsidizing 50% of the benefits of employees retired until November 27, 1998. For whom retired after this date, the subsidy is 30%.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to a small closed group of former directors coming from Banco Sudameris, being 100% subsidized by the Bank.

Free Clinic: health care plan (free clinic) is offered for a lifetime to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard infirmary where the cost is 100% of the Foundation Sudameris.

Life Insurance for Banco Real Retirees (Life Insurance): granted for Retirees Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45.28% of the value. This benefit is also granted to retirees from Foundation Sudameris and the cost is 100% of the retired. It is a closed group.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and fully pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander provisions related to this retired employees are calculated using actuarial calculations based in the present value of the current cost.

				Bank
		06/30/2018		06/30/2017
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(3,245,421)	(714,695)	(3,774,166)	(567,088)
Fair Value of Plan Assets	3,537,263	-	3,505,199	-
	291,842	(714,695)	(268,967)	(567,088)
Being:
Superavit	291,842	-	-	-
Deficit	-	(714,695)	(268,967)	(567,088)
Amount not Recognized as Assets	291,842	-	-	-
Net Actuarial Asset on December 31, 2017 (Note 12)	-	-	-	-
Net Actuarial Liability on December 31, 2017 (Note 22)	-	(714,695)	(268,967)	(567,088)
Payments Made	27,367	17,821	28,020	17,808
Revenues (Expenses) Recorded	766,763	(33,095)	(50,348)	(29,302)
Other Equity Valuation Adjustments	(794,250)	(211,709)	(222,480)	(90,068)
Actual Return on Plan Assets	70,664	-	432,470	-

				Consolidated
		06/30/2018		06/30/2017
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(3,394,370)	(714,695)	(3,915,920)	(567,088)
Fair Value of Plan Assets	3,699,606	-	3,636,850	-
	305,236	(714,695)	(279,070)	(567,088)
Being:
Superavit	305,236	-	-	-
Deficit	-	(714,695)	(279,070)	(567,088)
Amount not Recognized as Assets	305,236	-	-	-
Net Actuarial Asset on December 31, 2017 (Note 12)	-	-	-	-
Net Actuarial Liability on December 31, 2017 (Note 22)	-	(714,695)	(279,070)	(567,088)
Payments Made	28,043	17,821	28,932	17,808
Revenues (Expenses) Recorded	784,624	(33,095)	(52,162)	(29,302)
Other Equity Valuation Adjustments	(782,926)	(211,709)	(220,979)	(90,068)
Actual Return on Plan Assets	89,592	-	448,652	-

Opening of actuarial gains (losses) by experience, financial assumptions and demographic assumptions as of December 31, 2017 and 2016, valid for March 31, 2018 and 2017:

                         Individual and Consolidated Financial Statements - June 30, 2018       99

(Free Translation into English from the Original Previously Issued in Portuguese).
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated.

In the first half of 2018, there was an increase in the cost contribution established for a post-employment benefit plan, which is calculated as a percentage of the total monthly compensation of associates. The increase in the contribution resulted in a decrease in the past service cost, due to changes in the plan. The envisaged changes implied a reduction in the present value of the obligations of the defined benefit plan, which is supported by actuarial valuations.

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

				Bank
		06/30/2018		06/30/2017
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	(62,179)	2,130	71,818	(433)
Changes in Financial Assumptions	255,960	-	(216,526)	-
Changes in Demographic Assumptions	-	-	-	-
Gain (Loss) Actuarial - Obligation	193,781	2,130	(144,708)	(433)
Return on Investment, Return Unlike Implied Discount Rate	(98,711)	-	264,725	-
Gain (Loss) Actuarial - Assets	(98,711)	-	264,725	-
Chance in Irrecoverable Surplus	(291,842)	-	-	-

				Consolidated
		06/30/2018		06/30/2017
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	(65,180)	2,130	74,572	(433)
Changes in Financial Assumptions	266,776	-	(224,591)	-
Changes in Demographic Assumptions	-	-	-	-
Gain (Loss) Actuarial - Obligation	201,595	2,130	(150,019)	(433)
Return on Investment, Return Unlike Implied Discount Rate	(86,806)	-	274,613	-
Gain (Loss) Actuarial - Obligation	(86,806)	-	274,613	-
Chance in Irrecoverable Surplus	(305,236)	-	-	-

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander on December 31, 2017 and 2016, valid for June 30, 2018 and 2017:

				Duration (in Years)
Plans			12/31/2017	12/31/2016
Cabesp			13.02	12.93
Bandepe			14.47	14.57
Free Clinic			10.88	11.03
Lifelong Directors			8.49	9.12
Circular (1)			12,40 e 10,15	12,91 e 10,05
Life Insurance			7.64	7.68

c) Management of Plan Assets

The main asset categories as percentage of total assets of the plan:

                         Individual and Consolidated Financial Statements - June 30, 2018       100

BANCO SANTANDER (BRASIL) S.A. E EMPRESAS CONTROLADAS
NOTAS EXPLICATIVAS ÀS DEMONSTRAÇÕES FINANCEIRAS
Valores expressos em milhares de reais, exceto quando indicado.

		Bank/Consolidated
	12/31/2017	12/31/2017
Equity Instruments	4.6%	1.0%
Debt Instruments	94.7%	98.2%
Real Estate	0.4%	0.3%
Others	0.4%	0.5%

d) Actuarial Assumptions Adopted in Calculations

The actuarial assumptions adopted in the calculations as of December 31, 2017 and 2016, valid for March 31, 2018 and 2017, are as follows:

Bank/Consolidated
		06/31/2018		06/31/2017
	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation	10,12 (1) and 9,5%	10,17 (2) and 9,7%	10,41 (1) and 10,90%	10,34 (2) and 10,80%
Rate Calculation of Interest Under Assets to the Next Year	10,12 (1) and 9,5%	10,17 (2) and 9,7%	10,41 (1) and 10,90%	10,34 (2) and 10,80%
Estimated Long-term Inflation Rate	4.5%	4.5%	4.5%	4.5%
Estimated Salary Increase Rate	5.0%	5.0%	5.0%	5.0%
Boards of Mortality	AT2000	AT2000	AT2000	AT2000

e)  Sensitivity Analysis

The assumptions regarding rates related to the cost of medical care have a significant effect on the amounts recognized in the income statement. The change of one percentage point in health care cost rates as of December 31, 2017 and 2016, valid for June 30, 2018 and 2017, would have the following effects:

				Sensibility
		12/31/2017		12/31/2016
	(+) 1,0%	(-) 1,0%	(+) 1,0%	(-) 1,0%
Effect on Current Service Cost and Interest on the Actuarial Liabilities	57,001	(63,510)	58,416	(24,839)
Effect on the Present Value of Obligations	597,410	(665,700)	527,586	(451,242)

f) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, as well as other members selected by the Board of Directors and informed to the Human Resources, whose selection will take into account seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

f.1) Local Program

The long-term incentive plans SOP 2014, PSP 2013 and SOP 2013 were closed in the year 2016. In 2017, the only stock purchase plan of the Bank that remains open for the year is the Deposit Certificate Purchase Option Plan of Units (SOP 2013), as approved at the EGM of April 29, 2013. In 2017, a new plan for the Private area called the Private Ultra High Long Term Incentive Plan was set up, launched in the second semester of 2017.

 (i) Share Purchase Plans

Long-Term Incentive Plan – SOP 2013: It is a call option plan with 3 years of duration. The period for the exercise comprises is between June 30, 2016 to June 30, 2018. The number of Units to be exercised by the participants were determined according to the result of measurement of a performance parameter of the Bank: Total Stockholder Return (TSR) and adjusted by the indicator Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year. The final result of the plan was 89.61%.

a.1) Fair Value and Plans Performance Parameters

                        Individual and Consolidated Financial Statements – June 30, 2018       101

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each exercise.

					SOP2013 (1)
TSR Position					% of Shares Exercisable
1°						100%
2°						75%
3°						50%

(1) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of Return on Risk Weighted Assets (RoRWA).

For the fair value measurement of the plans options the following premises were used:

						SOP 2013
Method of Assessment						Black&Scholes
Volatility						40.00%
Rate of Dividends						3.00%
Vesting Period						3 Years
Average Exercise Time						5 Years
Risk-Free Rate						11.80%
Probability of Occurrence						60.27%
Fair Value for Shares						R$5,96

The average value of shares SANB11 (shares of the Bank in B3) on June 30, 2018 was R$30.71 (06/30/2017 - R$28.90).

In the period ended March 31, 2018 and 2017 no "pro rata" expenses per day were recorded related to the Stock Option Certificate (SOP).

					Date of	Date of Expiry
	Number of		Concession	Employees	Commencement	of Exercise
	Units	Exercise Price	Year	Group	Exercise Period	Period
Balance Plans on December 31,2016	1,986,258
Exercised Options (SOP 2013)	(869,247)	12.84	2013	Executives	06/30/16	06/30/18
Balance Plans on December 31,2017	1,117,011
Exercised Options (SOP 2013)	(732,169)	12.84	2013	Executivos	06/30/16	06/30/18
Balance Plans on March 31,2018	384,842

(ii) Local Long-Term Incentive Plan - Cash

Long-Term Incentive Plan - Private Ultra High: Aims at aligning the interests of Banco Santander and the Participant with the objective, on the one hand, of the growth and profitability of the Private business and, on the other hand, the recognition of the Participant's contribution. The Plan has as its objective the payment by the Bank to the Participants as Variable Remuneration.

Each participant has a target in Reais, if the indicators are reached, the target will be applied on the reference value, the first, paid in March 2020 and the second in March 2021.

Long-Term Incentive Plan - Private Ultra High: aims to align the interests of Banco Santander and the Participant with views, on the one hand, to the growth and profitability of the Private business and, on the other hand, recognition of the Participant's contribution. The Plan has as its objective the payment by the Bank to the Participants as Variable Remuneration.

Each participant has a target in Reais, if the indicators are reached, the target will be applied on the reference value, the first, paid in March 2020 and the second in March 2021.

Indicators - Phase 1 (Reference Value)

                Demonstrações Financeiras Individuais e Consolidadas – 31 de Março de 2018       102

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

• BAI of 2017.

Indicators - Phase 2 (Calculation of Cash Incentive)

• BAI - 50% (Benefit Indicator before Private Ultra High Segment Taxes);

• MOL - 25% (Private Ultra High Segment Net Margin Indicator); and

• AUM - 25% (Assets Under Management Indicator of Private Ultra High Segment).

On June 30, 2018, expenses in the amount of R$2,935 were recorded in the Bank and Consolidated, related to the long-term incentive plan - Private Ultra High.

f.2) Global Program

Long-Term Incentive Policy

In 2014, a share delivery plan called Long-Term Incentive Global Plan CRDIV - Grant 2014 was released. This plan is subject to achievement of performance indicator Total Stockholder Return (TSR) of the Santander Group, comparing the evolution of the Group in this indicator for the main global competitors and the settlement will be in the World Group Santander shares.

In 2016, a stock delivery plan called 2nd Long-Term Incentive Global Plan CRDIV – Grant 2015 was launched.

Global Plan Fair Value

Long-Term Incentive Global Plan CRDIV - Grant 2014

It is considered that the beneficiaries will not leave Banco Santander during the term of each plan. The fair value of the 50% linked to Banco Santander's relative RTA position was calculated, on the grant date, based on the report provided by external evaluators, based on the Monte Carlo valuation model, performing 10 thousand simulations to determine the RTA of each company in the Reference Group, considering the following variables. The results (each representing the delivery of a certain number of shares) are classified in descending order by calculating the weighted average and discounting the value at the risk-free interest rate.

In view of the high correlation between RTA and LPA, it can be considered (in a high percentage of cases) feasible to extrapolate that the RTA value is also valid for LPA. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative LPA position, of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. This valuation is reviewed and adjusted on a yearly basis, since its refers to a non-market condition.

Long-Term Incentive Global Plan CRDIV - Grant 2014
	2 Years	3 Years	4 Years
Future Income Dividend	11,1%	10,8%	9,50%
Expected Volatility	32,7%	34,7%	36,90%
Volatility Comparator	12% - 52%	16% - 56%	16% - 52%
Risk-Free Interest Rate	1,7%	2,1%	2,50%
Correlation	55%	55%	55%

Each executive has a target in Reais, which was converted into shares of the Santander Group (SAN) for a price of R$17,473, which will be delivered in 2019, with a restriction of one (1) year after delivery.

The indicator that will be used to measure the achievement of targets will be the comparison of the Total Stockholder Return (RTA) of the Santander Group with the RTA of fifteen (15) leading the Group's global competitors.

The indicator is calculated in two stages: initially for program verification in 2014 and a second time in the annual payment of each installment (2015, 2016 and 2017).

Each executive has a target in Reais, that was converted to Group's (SAN) by the quotation of R$19.2893, that will be delivered in shares awarded in installments in the years 2016, 2017 and 2018, with sale restriction of one (1) year after each delivery.

2nd Long-Term Incentive Global Plan CRDIV - Grant 2015

The targets of shares agreed to each participant will be obtained through the application of the coefficients in two stages: initially for eligibility verification (2015-2016) and a second time to calculate the due number of shares (2016, 2017 e 2018).

Indicators - Stage 1

• RTA Versus Competitors

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(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

• ROTE (Return on Tangible Capital) Bank Versus Budget

Indicators - Stage 2

• RTA versus Competitors

• ROTE Bank Versus Budget

• Employee Satisfaction

• Customer Satisfaction

• Corporate Entailment versus Budget

Each executive has a target in Reais, which was converted into shares of the Santander Group (SAN) for a price of R$17,473, which will be delivered in 2019, with a restriction of one (1) year after delivery.

	Number of Shares			Date of Commencement of the Period	Date of Expiry of Period
		Granted Year	Employees
1st Long-Term Incentive Global Plan CRDIV - Grant 2014	1,613,057	2014	Executives	Jan-14	Dec-17
2nd Long -Term Incentive Global Plan CRDIV - Grant 2015	1,775,049	2016	Executives	Jan-15	Dec-18
Balance Plans on June 30, 2018	3,388,106

On ther first semester of 2018, pro rata expenses were recorded in the amount of R$2,713 in the Bank and R$2,758 in the Consolidated (2017 – R$1,101 in the Bank and Consolidated), referring to the costs on the respective dates of the aforementioned cycles, for the total plans Of the Global Program.

Plans do not cause dilution of the capital of the Bank, since they are paid in shares of Banco Santander Spain.

f.3) Referenced Variable Remuneration in Shares

On September 29, 2015, the Board of Directors approved the proposed new incentive plan (deferral) for payment of the variable compensation of directors and certain employees, which was approved in EGM of December 14, 2015.

The approval of the last proposal of the incentive plan (deferment) to pay the variable remuneration of administrators and certain employees occurred on October 25, 2016, as approved by the Extraordinary General Meeting held on December 21, 2016.

In this proposal, certain requirements for future deferred payment of a portion of the variable compensation due to its managers and other employees were considered, considering the long-term sustainable financial bases and adjustments in future payments based on the risks assumed and the changes in the cost of capital.

The variable Banco Santander compensation plan is divided into two programs: (i) Collective Identified and (ii) Collective Unidentified.

i) Collective Identified - Participants of the Executive Committee, Statutory Directors and other executives who take significant risks in the Bank and are responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares (SANB11). On the year ended on June 30, 2018, we recorded expenses in the amount of R$10,917 (2017 - expenses in the amount of R$7,011) in the Bank and R$10,450 (2017 - expenses in the amount of R$6,961) in the Consolidated, regarding the provision of the deferral plan in shares.

ii) Collective Unidentified - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed by 100% of CDI. On June 30, 2018, there were recorded expenses of R$19,666 (2017 - R$18,642) in the Bank and R$18,925 (2017 - R$18,661) in the Consolidated.

36.          Risk Management Structure

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BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

Banco Santander in Brazil follows the model which is based on a prudent risk management and the definition of risk appetite on the part of senior management in view of the local regulator and international best practices, aiming to protect the capital and ensuring the profitability of business.

Types of Risk

Credit Risk

Is the exposure to loss in the case of total or partial default by clients or counterparties in the fulfillment of their financial obligations to the Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The goal is to maintain a risk profile and adequate minimum profitability which compensates the estimated default risk of customers and portfolios, as established by the Executive Committee.

Market Risk

Is the exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks that might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Operational Risk

Is the risk of loss based in inadequacy or failures with process, people, systems and / or from exposure to external events. This definition includes the legal risk associated with the inadequacy or deficiency in contracts signed by the Bank, as well as penalties for non-compliance with legal provisions and damages for third parties arising from the activities developed by the Bank, but excludes those that occur as a consequence of strategic risks. Management and control of operational risk are supported by the model of lines of defense, where roles and responsibilities are assigned to all layers of the organization to the topic of operational risks.

This process also follows the guidelines established by Banco Santander Spain based on the COSO (Committee of Sponsoring Organizations of the Treadway Commission - Enterprise Risk Management - Integrated Framework 2013), information on the risk of the information technology environment is presented in the "Reference Form, item 4.1 - Description of Risk Factors ", disclosed at the electronic address www.santander.com.br/ri.

The model allows continuous improvement in the management and control of operational risks, prevention and reduction of losses and risk events, identification of action plans and maintenance of business continuity, converging to the strengthening of the internal control environment.

Compliance Risk

Is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and best banking practices. Compliance risk management has a proactive focus on this risk, policies, implementation of process, including monitoring, training, Consulting, risk assessment and corporate communication of rules and laws to be applied to each businesses area of the Banco Santander.

Money Laundering and Terrorism Financing Risk

The inherent risk of Money Laundering is associated with the possibility of the Bank be used by your clients for Money Laundering through the contracting of products, services and realization of common or structured transactions involving funds earned from illicit businesses in Brazil and abroad, such as drug trafficking, public corruption, tax evasion and others.

In the case of Terrorism Financing, the risk is related to the performance of transactions or in support of individuals and companies listed on international lists published by the FATF - Financial Action Task Force on Money Laundering, United Nations Organization (UN), European Union, among others, or funds of those people who identify themselves as supporters of extremist groups and for this reason, perform contributions, donations and work in a structured way in order to financially assist the terrorism.

In order to prevent and combat money laundering and terrorist financing, the Bank has an Institutional Governance based on the best practices of control and compliance with the world standards of organisms and authorities in the countries where it operates.

Based on internal and external regulations, the Bank conducts periodic training and aims to train, alert and educate its employees.

Reputational Risk

Reputational risk is defined as the risk of current or potential negative economic impact to the Bank due to damage to the perception of the bank of the part of employees, customers, stockholders/investors and the wider community.

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BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

Social and Environmental Risk

It is the risk related to business opportunities regarding environmental factors, promoting an alignment between the principles and values of CSR (Corporate Social Responsibility) and the business of the group with the customer.

Risk Control Function

On February 23, 2017, Bacen published CMN Resolution No. 4,557, which provides for the Risk and Capital Management (GIRC) structure and entered into force 180 days from the date of its publication. The Resolution highlights the need to implement an integrated risk and capital management structure, definition of an integrated stress test program and Risk Appetite Statement (RAS), constitution of a Risk Committee and appointment of a director for management and director of capital. Banco Santander carried out a mapping of the necessary actions, aiming at adherence to the new Resolution without identifying relevant impacts resulting from this standard up to the date of publication of this note.

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BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

Banco Santander has an Integrated Risk Management area for identification, monitoring, control and consolidation, ensuring the correct treatment of all risks (financial and non-financial) to which it is potentially exposed, ensuring follow-up in appropriate internal forums of governance.

Management and control of risks in the Conglomerate Santander is structured into three lines of defense, which develop three different functions.

i. Management of risks from their generation;

ii. Control and consolidation of risks, overseeing their management; and

iii. Independent review of the risk activity.

The three lines of defense should have sufficient separation and independence to not compromise the effectiveness of the general management.

Without prejudice the independence aforementioned, the three lines of defense should act together to maximize their efficiency and boost their effectiveness.

Definition of the Defense Lines

First Line of Defense: Generation and Risk Management

Lines of business or activities that create exposure to a risk are the first line of defense. The generation of risk in the first line of defense should be adjusted to the appetite and limits defined. In order to carry out its role, the first line of defense should be equipped with resources in order to be able to identify measure, manage and report the risks assumed.

Second Line of Defense: Control and Supervision of Risks

The second line of Defense, represented by the Executive Vice Presidency of Risks (from now, VPE of Risks), is composed by specialized teams in risk control and supervision of its management. This second line of defense should safeguard the effective control of risks and ensure that they are managed in accordance with the risk appetite defined by the Conglomerate Santander.

Third Line of Defense: Internal Audit

Internal Audit, acting as the last layer of control in the Conglomerate Santander, should regularly evaluate that policies, methods and procedures are adequate, and check that they are effectively implemented in the management.

Corporate Governance Risk Function

The governance model is structured in a vision of decision, focusing on examination and approval of proposals and credit limits, and in a vision of control, with a focus on full control of risks.

The fundamental principles that rule the risk governance model are:

• Independence of the risks in relation to business area;

• Involvement of the management in decision making; and

• Collegiate Decisions and consensus on credit operations.

The CER-Executive Committee of Risks is the local decision-making forum with representatives of the Bank's management, including the President, VPE and the other members of the Executive Board. The main tasks of this Committee are:

• Monitor the development of credit cards market;

• Decide on proposals for credit;

• Define and monitor compliance with risk appetite;

• Define the actions with regard to the recommendations made by the local regulator and by Internal Audit;

• Approve and authorize the management tools, improvement initiatives, the follow-up of projects and any other relevant activities related to the management of risks; and

• Approve risk policies as well as changes in risk policies with impact on revenue, margin or costs of provision.

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BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

The CCR - Risk Control Committee is the control and monitoring local forum with representatives of the Bank's management, including the VPE of Risks and the Vice President of Finance. The main tasks of this Committee are:

• Conduct a comprehensive and periodic follow-up of all risks, if its profile is within the established in the risk appetite, Business Strategic Planning and in the budget approved by the Board of Directors;

• Conduct a periodic and independent control of risk management activities;

• Supervise the measures adopted with regard to risks, to comply with the recommendations and directions made by the regulatory body and Local Audit; and

• Provide to the Board of Directors and the Executive Commission the information and assistance they need in terms of risks.

The relevant issues of risk management or those that exceed the jurisdiction of these committees will be forwarded and decided by the Board of Directors.

Credit Risk Management

The credit risk management provides subsidies to the development of strategies as risk appetite, beyond boundaries, covering the exposure analysis and trends, as well as the effectiveness of the credit policy. The goal is to keep a risk profile and a minimum appropriate return to compensate the estimated default rates, both the client and the portfolio, as defined by the Executive Committee and Board of Directors.

Credit risk management is specialized due to the characteristics of customers, being segregated between individual clients (with dedicated analysts tracking) and clients with similar characteristics (standardized):

•   Individualized Management - is performed by a risk analyst defined, which prepares analyses, forwards to the Committee and monitors the client´s risk evolution. Also, it covers some clients of retail segment and the wholesale segment: Corporate and Global Corporate Banking (GCB); and

• Standardized Management - dedicated to individuals and companies not framed as individual clients. It is based on automated decision-making models and internal risk assessment, supplemented by commercial competence and specialized analysts teams to handle exceptions.

The profile of credit risk assumed by the Bank is characterized by a diverse geographic distribution and prevalence of retail banking operations. Macroeconomic aspects and market conditions, as well as the sectorial and geographical concentration, the profile of the clients and the economic perspectives are also evaluated and found to be adequate in measuring credit risk.

The risk involved in the loan, the borrower, counterparty identification, risk classification in different categories, the granting of credit and periodic assessments of the levels of risk are procedures that corroborate for the determination of volumes of guarantees and provisions necessary for credit operations that are carried out in accordance with the regulations in force and with the proper security.

The policies, systems and procedures used are reassessed annually to be always according to the needs of the risk management and to the current market scenarios.

a) Rating Models

The Bank uses its own models score/rating, to measure the quality of a client's credit or another operation. Each rating is related to a probability of default or non-payment, determined from the historical experience of the institution, with the exception of a few regarded portfolios as Low Default Portfolios using market data to predict defaults. The scores/ratings are used in the process of approval and monitoring of risk.

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BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

The ratings assigned to clients are reviewed periodically, incorporating the new information available and the experience developed in the banking relationship. The frequency of these new reviews is greater for clients who reach certain levels in the automatic systems and to those classified as special monitoring.

The Global qualification tools are those applied to segments of sovereign risk, financial institutions and GCB, with centralized management in the Bank. These tools generate the rating of each client, which is obtained from an automatic module or quantitative, based on coefficients of balance sheets or macro-economic variables, complemented by the analyst's judgment and are reviewed to ensure that the qualifications for those assigned are progressively improved.

In the case of companies and private institutions, a single methodology was set to develop a rating in each country, based on the same modules that previous ratings: quantity or automatic (in this case, analyzing the credit behavior of a sample of clients in relation to their financial States), qualitative or revision made by the analyst with final adjustments.

For clients with standardized management, for both companies and clients, there are scoring tools that automatically assign a note to client.

These tools are complemented with performance models, which allow a greater predictability of risk taken and which are used for preventive activities and marketing.

b) Credit Risk Cycle

The process of credit risk management is to identify, measure, analyze, manage, negotiate and decide about the exhibitions which Conglomerate Santander companies are subject. The cycle of credit risk management has different functions to each of the three phases:

• Pre-sale: includes the processes of planning, goal setting, risk analysis, risk appetite definition, approval of new products and processes of credit rating;

• Sale: decision making for pre-ranking and specific operations; and

• Post Sale: covers the processes of monitoring, measurement and control, in addition to the management of the process and recovery.

This process is followed by the Board of Directors and the Executive Board of the Bank that approves the policies and procedures of risks, the limits, the delegations of jurisdictions in addition to supervise the activities of the Risk Vice Presidency.

Planning and Risk Limits

The risk limit establishes the Bank's interest by evaluating business proposals and the risk position. It is defined through risk appetite approved by the management of the Conglomerate and of the units.

As a pre-requirement for the Bank’s strategic planning, risk appetite limits are defined. Metrics and limits are approved by the Executive risk committee, by de board of directors, according to the governance stablished in the Banco Santander Risk Corporative framework.

The limits are based on two basic structures: clients/segments and products.

In the case of individual risks, the most basic level is the client, for which are established individual limits.

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BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

For GCB clients it is used a pre-ranking model based on a measurement and monitoring system of economic capital. Regarding the Corporate segment, an operational limit model.

In the case of standardized risks, risk limits are set by automatic tools (massive approval), that different rules apply according to the product, credit profile and risk of the customer and are described in the Commercial Strategic Planning (PEC), which is a document previously agreed by the Commercial area and contains the expected results in terms of risk/return.

Risk Analysis

It consists of examining the ability of the counterparty to meet its contractual commitments with the Bank and other entities of the Conglomerate.

Through expert analysis or statistical models, is assigned a rating that reflects the probability of occurrence of default.

This analysis is carried out at least annually and may be reviewed with greater frequency if the risk profile of the client requests (due to centralized alert systems or visits of the Manager or credit analyst) or if there are specific operations outside of the credit limits stablished.

Decision-Making on Proposals

Aims to analyze and adopt resolutions, according to pre-established policies, taking into consideration the risk appetite and any important operation elements to evaluate the risk and return.

The Bank Santander uses, among others, the Risk Adjusted to the Return on Capital (RORAC) methodology for the analysis and pricing in decision-making on operations and business, especially, in the largest Conglomerates (wholesale segment).

Retail operations are released from approved limits via standardized form or through exception procedures, using judgmental elements as preset jurisdiction.

Risk Monitoring

Preventive detection of deterioration in the credit quality of the operation is the responsibility of the business manager in conjunction with the risk analyst. Additionally, risk monitoring is carried out through a process of permanent observation for early identification of incidents that may arise in the development of operations, clients and environment.

This monitoring can result in customer classification in SCAN, which is a system that allows differentiation of the management level and the action to be taken on a case by case basis.

These clients are reviewed every year, six months or every quarter for cases of more severe categories. The classification SCAN can also arise from the review carried out by the Local Audit.

Daily routines extracted from specific systems are used, at the individual level, with the aim of controlling the proper use of granted limits. In this same level, it is done the control of the guarantees sufficiency, for centralized management area.

In the case of the risks in the standardized level, the key indicators (concentration, loss of credit and fulfillment of budget) are monitored in order to detect variations in the performance of the portfolio compared to projections carried out in PEC.

The reassessment of risk in the client level occurs from the monthly calculation of risk through behavioral models which might consider, for example, variables relating to late payment and external constraints.

Indicators are analyzed to measure performance and adherence of decisions taken, in order to determine possible adjustments in the levels of delegated jurisdiction.

Provisions

The Banco Santander constitutes provision in accordance with the current legislation of Bacen, in accordance with CMN Resolutions 2,682/1999, 2,697/2000 and Circular letter of Bacen 2,899/2000, sorting by rating credit operations and determines the minimum percentage of required provision (Note 8.e).

Credit Recovery

The Recovery business area is responsible for managing the non-performing portfolio. The area has the role to define, implement and monitor strategies and performances related to the delinquent client portfolios, seeking to ensure maximum efficiency in the recovery and considering all legal requirements. The area uses statistical tools to study the behavior of clients by drawing more assertive strategies for recovery.

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NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

Clients most likely to pay are classified as low-risk clients with low probability of payment are classified as high risk, determining the intensity of the charge.

The performances of the recovery channels are defined by the "Map of Responsibility", a document that uses the time of default versus the risk of value, and other characteristics used to compose the definition of strategies.

The Bank use some specific recovery methods according to the public as detailed below:

• Internal teams specialized in restructuring and credit recovery with direct management of delinquent clients with overdue more than 60 days and higher values; and

• Specialized external offices to recover, report and assess high-risk customers. These offices are commissioned according to pre-established percentages applied to the amounts recovered.

Sale of non-performing loans portfolio is a recurrent part of the recovery strategy, in which case only the credit rights are sold, all relationship and transactional means remain in the Bank. In its sole discretion the Santander may maintain relationships and transactional means with assigned clients.

Sales of Defaulted Loans Portfolio

Focusing on defaulted operations, the sales are held periodically through competitive or bilateral auction processes, in which it evaluates the conditions, characteristics and selling price of the portfolios that will be offered to potential investors.

Social and Environmental Risk Management

Banco Santander’s Social and Environmental Responsibility Policy (PRSA), which complies with National Monetary Council Resolution 4,327/2014 and the SARB 14 self-regulation issued by Febraban, establishes principles and guidelines, and consolidates specific policies and procedures for social and environmental practices used in business and stakeholder relations, including risk management, impacts and opportunities. Santander has a statutory executive responsible for ensuring that this policy is being followed. The PRSA was reviewed in 2016 and continues to be a driver of social and environmental management.

With purpose of complying the commitments assumed in the PRSA, instances, tools and processes of socio-environmental risk management are maintained as part of the governance. In this context, in 2017 the governance has become more robust, with the establishment of the Senior Executive Group of the PRSA, which is composed of the vice presidents and directors of risk, compliance, human resources, and communications, marketing, institutional relations and sustainability. This group has the role of deciding about strategic issues and monitoring the progress of critical processes, will act as a bridge with the board of executive officers and others governance instances of the PRSA.

Complement the commitments assumed in the PRSA, those present in other Bank policies, such as the Anti-Corruption Policy, Supplier Relationships and Homologation Policies, Social-Environmental Risk Policies and the Private Social Investment Policy.

In addition, the bank have procedures and a management which are intended to mitigate the risk that external factors bring to the business as well as to manage the impacts generated by the Bank that can extend to society and the environment.

A direct risk generated by the banking activity is the inadequacy in the concession or use of credit, which can generate over-indebtedness, especially in families. To mitigate this risk, strategies based on consumer behavioral data are adopted before default occurs. In addition, Santander offers proposals of debt renegotiation appropriate to the individual's ability to pay.

Another crucial risk is related to the impacts, possibly caused by projects and companies that the Bank decides to finance. In this case the Social and Environmental Risk is analyzed in order to mitigate issues arising from operational risk, capital risk, credit risk and reputational risk.

Santander’s Social and Environmental Risk Management is carried out through the analysis of the socio-environmental practices of clients that have limits or credit risk greater than BRL5 million and are included in one of the 14 sectors of social and environmental attention. Until 2017, social and environmental analysis was applied to the wholesale segment and since January 1st, 2018 it is also conducted to the retail segment Empresas 3.

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BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

A specialized team, with a background in Biology, Health and Safety Engineering, Geology and Chemical Engineering, perform this procedure. The financial analysis team considers the potential for damages and impacts that unfavorable socio-environmental situations can cause to the financial condition and the guarantees of the clients. The dissemination of this practice is obtained through constant training of the commercial and credit areas about the application of socio-environmental risk standards in the credit approval process for legal entity in the Wholesale Bank.

Since 2009, Banco Santander has been a signatory of the Equator Principles to mitigate socio-environmental risks in the financing of large projects.

Besides that, the credit rating process for clients from the Corporate sector - companies with revenue of more than BRL200million - includes a score for their social and environmental practices.

In relation of relationship between Santander and its suppliers, it is backed by the Global Compact guidelines - a UN initiative to adopt globally accepted practices in areas such as human rights, labor relations, the environment and the fight against corruption, which has been a signatory since 2007. These guidelines are present in the competition, homologation and hiring process. During the approval process, suppliers are evaluated in technical, administrative, legal and socio environmental aspects, and for 100% of suppliers of high criticality, the Bank has a Supplier Qualification Index (IQF). In the formalization of the provision of a service or acquisition of a good, the Bank uses contracts that have clauses of social and environmental responsibility aligned with the guidelines of the Global Compact. We implemented the Corporate Framework of Agreements with Third Parties and Control of Suppliers, which establishes guidelines that regulate the relationship between the Group's entities and suppliers, in order to mitigate the inherent risks of the business, from the contracting and / or outsourcing process, as well as during the term of the contract. During the service rendering, we have a process of monitoring our suppliers, verifying the regularity of tax, tax and labor obligations and transparency in relation to the Public Administration, allowing the adoption of actions to mitigate risks. It considers risks such as: Technological and Operational, Reputational, Legal, Compliance, Sustainability, among others.

Structure of Capital Management

Santander adopts a robust governance that supports all processes related to effective capital management in order to:

• Clearly define the functions of each team involved in capital management;

• Ensure that the capital limits established in management, risk appetite and the Risk Identification Assessment (RIA) are fulfilled;

• Ensure that the actions related to the institution's strategy consider the impacts generated in the capital allocation;

• Ensure that the Senior Management actively participates in capital management and that it´s recurrently informed about the behavior of capital indicators.

Santander Brasil has a director responsible for capital management, appointed by the Board of Directors. Furthermore, there is an institutional policy of capital management which are guidelines for the calculation, management, control and reporting of the Capital, fulfilling all the defined requirements for a capital management structure established in the Resolution 4,557/17.

More details can be consult in structure capital and risk management, available on the site investor relations.

Other Information

As of governance established, the main activities to be adopted for capital management are defined:

• Definition of solvency and capital contribution targets;

• Development of a Multiyear Capital Plan;

• Assessment of the Capital Adequacy;

• Development of Annual Capital Budget;

• Monitoring and controlling the budget´s performance and development of action plans to correct any budget´s deviation.

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BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

• Preparation of internal capital reports as well as reports to the supervisor and the market.

For the stages of defining the capital targets, multiyear capital plan, budget and monthly control, it is verified the consistency with regulatory requirements, the institution's risk profile and risk appetite indicators.

Finally, It is worth mentioning, that the process of management, monitoring and control of capital is carried out for both regulatory and economic capital.

37.          Corporate Restructuring

Several social movements were implemented in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

a) Acquisition of Isban Brasil S.A. and Produban Serviços de Informática S.A.

Banco Santander purchased, on February 19 and, 2018, respectively, the totality of shares of Isban Brasil S.A., formerly held by Ingeniería de Software Bancário, S.L., and of Produban Serviços de Informática S.A., formerly held by Produban Servicios Informáticos Generales, S.L.for the amount of BRL 61.078 and BRL 42.731, respectively. The parties involved in the transaction had Banco Santander, S.A. (Santander Spain) as common indirect controller, being certain that such operations were accomplished under market conditions At the EGM held on February 19, 2018, was approved the capital increase of Isban Brasil in the amount of R$33,000, through the issuance of 11,783,900 shares, without par value, entirely subscribed and paid by Banco Santander. On February 28, 2018, the company Isban Brasil S.A. was merged in Produban Serviços de Informática S.A. and on the same date, Produban Serviços de Informática had its corporate name changed to Santander Brasil Tecnologia S.A.

b) Formation of Santander Auto

On December 20, 2017, Banco Santander and HDI Seguros SA. (HDI Seguros), executed documents to form a partnership for the issuance, offering and sale of auto insurance, in a 100% digital way, through creation of a new insurance company - Santander Auto, to be held 50% by Sancap, a company controlled by Banco Santander, and 50% by HDI Seguros. On February 2, the partnership was approved by CADE, on April, 30, was approved by the Brazilian Central Bank and, on May, 15, SUSEP's prior approval was obtained. The completion of the operation is subject to compliance with certain conditions.

c) Purchase of Ipanema Empreendimentos e Participações and Gestora de Investimentos Ipanema

On July 5, 2017, Atual Securitizadora, a wholly-owned subsidiary of Banco Santander (Note 15), entered into a purchase and sale agreement to acquire a corporate interest equivalent to 70% of the quotas representing Ipanema Empreendimentos e Participações Ltda. Gestora de Investimentos Ipanema Ltda. and the Investment Fund Ipanema NPL V. On September 19, 2017, the Brazilian Central Bank authorized the acquisition and, after fulfilling the other conditions precedent, the parties concluded the transaction on October 16, 2017.

d) Formation of Gestora de Inteligência de Crédito S.A.

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito SA, were signed by the stockholders, whose control will be shared among the shareholders who will hold 20% of the its share capital each. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Bank estimates that the Company will be fully operational in 2019.

e) Formation of BEN Benefícios e Serviços S.A.

On June 11, 2018, the BEN Benefícios e Serviços S.A., 100% owned by Banco Santander S.A., was incorporated, to act in the supply and administration of meal, food, transportation, cultural and similars vouchers, via printed or electronic and magnetic cards. The Bank estimates that the Company will be fully operational in 2019.

f) Formation of Banco Hyundai Capital Brasil S.A.

On April 28, 2016, Aymoré CFI and Banco Santander executed with Hyundai Capital Services, Inc. (Hyundai Capital) the necessary documents for the formation of Banco Hyundai Capital Brasil S.A. and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to clients and Hyundai dealerships in Brazil. The bank shall have an equity participation of 50% held by Aymoré CFI and 50% held Hyundai Capital On a Presidential Decree of September 18th, 2017, the Brazilian government recognized its interest in the foreign shareholding on the bank. In September 27, 2017, the Brazilian Central Bank issued its positive manifestation in favor of the project. On April 11, 2018, Aymoré CFI and Hyundai Capital formed, with an equity share of 50% held by Aymoré and 50% held by Hyundai Capital, a limited liability company named BHJV Assessoria e Consultoria em Gestão Empresarial Ltda., a non-operational entity which, on May 8th, 2018, was converted into a stock corporation named Banco Hyundai Capital Brasil S.A, and had its capital stock increased in the amount of R$ 99,995, amounting the total share capital of R$ 100,000, divided into 100,000,000 nominative common shares without par value. The bylaws of Banco Hyundai Capital Brasil S.A. are under analysis before the Brazilian Central Bank and its role as a financial institution under a multiple bank category is subject to issuance by the Brazilian Central Bank of an authorization to operate. Aymoré CFI holds the control of such entity.

                        Individual and Consolidated Financial Statements – June 30, 2018     113

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

g) Other Corporate Movements

The following corporate acts were also carried out:

• In the EGM held on March 23rd, 2018, the company Atual Companhia Securitizadora de Créditos Financeiros had its name changed to Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. In the same EGM, was resolved the company’s capital increase in the amount of R$ 150,000, amounting the full share capital of R$ 270,000, divided into 265,419,392 nominative common shares and without par value, entirely held by Banco Santander.

• On December 22, 2017, Santander Corretora de Seguros, Cia. de Ferro Ligas da Bahia - Ferbasa SA and Brazil Wind SA executed agreement for the sale of 100% of the shares issued by BW Guirapá I S.A. held by Santander Corretora de Seguros and Brazil Wind SA to Ferbasa. The basic price of the total sale was R$414 million, and an additional amount of up to R$35 million may be paid if future targets stipulated in the Contract are met. This investment was written off, as a result the assets and liabilities of BW Guirapa and its subsidiaries are no longer consolidated in the Conglomerate Balance Sheet as of January 1st, 2018. On April 2, 2018, the transaction was concluded (Notes 15 and 33).

• On November 30, 2017, the merger of Merger Santander Serviços by Santander Corretora de Seguros was approved (Note 15). With the extinction of Santander Serviços, Santander Corretora de Seguros became its successor in all its rights and obligations.

• On November 17, 2017, was formalized the acquisition by Banco Santander of the participation by Santusa Holding, S.L. (equivalent to 39.35%) in the share capital of Santander Serviços. Thus, Banco Santander becomes the holder of 99.99% of the shares of Santander Serviços.

• On October 26, 2017, after the Brazilian Central Bank issued an official letter with its positive manifestation in favor of the transaction, the acquisition by Banco Santander from all of the shares of Webcasas S.A. held by Santander Serviços was formalized. On November 1st, 2017, Webcasas S.A. was renamed to Santander Holding Imobiliária S.A. and had its corporate purpose altered to include activities related to real estate business.

• On September 29, 2017, the merger of Santander Brasil Advisory by Santander Corretora de Seguros was approved. With the extinction of Santander Brasil Advisory the Santander Corretora de Seguros became its successor in all its rights and obligations.

• On August 31, 2017, the merger of Santander Microcrédito by Santander Corretora de Seguros was approved. With the extinction of Santander Microcrédito, Santander Corretora de Seguros became its successor in all its rights and obligations.

38.          Other Information

a) The co-obligations and risks on guarantees provided on behalf of clients, recorded in compensation accounts, amounted to R$37,861,502 (06/30/2017 - R$34,656,684) in the Bank and R$38.341.529 (06/30/2017 - R$35,802,071) in the Consolidated.

b) The total amount of Santander Conglomerate investment funds and assets under management is R$1,867,850 (06/30/2017 - R$1,729,466) and the total amount of investment funds and assets managed is R$201,412,246 (06/30/2017 - R$171,886,792) recorded in compensation accounts.

c) The insurance contracted in effect on June 30, 2018, the global bank, fires, vehicles and other, have coverage amount of R$1,316,447 (06/30/2017 - R$876,447) in the Bank and R$1,323,806 (06/30/2017 - R$883,806) in the Consolidated and global bank, was hired insurance with coverage amount of R$148,499 (06/30/2017 - R$148,499) in the Bank and Consolidated, may be used alone or together, provided they do not exceed the contracted amount.

d) The balances related to the related operations were:

Bank/Consolidated
	Assets	Revenues	Assets	Revenues
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to 06/30/2018		01/01 to 06/30/2018
	06/30/2018		06/30/2017
Active Binded Operations
Credit Operations	912	1.643	-	-
Liabilities for Binding Assets
Deposits	(912)	(1.643)	-	-
Net Income		-		-

                        Individual and Consolidated Financial Statements – June 30, 2018     114

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

There are no delinquent transactions, as well as judicial inquiries regarding linked assets or the funds raised for the application in these operations.

e) Clearing and Settlement Agreements - CMN Resolution 3,263 / 2005 - Banco Santander has an agreement for the compensation and settlement of obligations under the National Financial System (SFN), signed with individuals and legal entities, whether or not members of the SFN, resulting in in greater guarantee of financial settlement, with the parties that have this modality of agreement. These agreements establish that the payment obligations to Banco Santander arising from credit and derivative operations, in the event of default by the counterparty, will be offset against Banco Santander's payment obligations to the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criteria and includes the right to opt for renewals and adjustment clauses, classified as operating lease. The total of the future minimum payments of non-cancellable operating leases is shown below:

	06/30/2018	06/30/2017
Up to 1 Year	688.054	637.986
Between1 to 5 Years	1.548.857	1.708.612
More than 5 Years	227.220	395.355
Total	2.464.131	2.741.953

Additionally, Banco Santander has contracts with no maturity date determined, totaling R$893 (06/30/2017 - R$1,293) corresponding to the monthly rent contracts with this feature. Payment of operating leases recognized as expenses in the year of 2017, were at the valued of R$346,409 (2018 - R$336,284).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, in accordance with contractual clauses and legislation.

g) In the context of the merger transaction of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet H.U.A.H. S.A.) into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Getnet S.A.), Banco Santander has granted to members of the Getnet H.U.A.H. S.A. a put option linked to all shares of Getnet H.U.A.H. S.A. held by them, equivalent to 11.5% of the total capital of the company. Considering the conditions for the exercise of the put option, it was not registered any corresponding obligation.

h) In the context of the operation, there were granted between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso) a put option (Banco Bonsucesso right of sale) and purchase (Banco Santander right to acquire), relating to all shares issued by the Banco Olé Consignado Bonsucesso held by them, representing to 40.0% of the total capital of the company owned by Banco Bonsucesso . Considering the conditions for the exercise of the put option, no corresponding obligation was recorded.

                        Individual and Consolidated Financial Statements – June 30, 2018     115

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Real - R$, unless otherwise stated

Executives' Report on the Financial Statements

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives' of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended on June 30, 2018, the Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Report, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified review report of the Independent Auditors and the recommendation for approval issued by the Audit Committee of the Company.

Members of Banco Santander´s Executive Board on June 30, 2018:

CEO

Sergio Agapito Lires Rial

Senior Vice-President Executive Officers

José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Manoel Marcos Madureira

Mário Roberto Opice Leão

Vanessa de Souza Lobato Barbosa

Executive Officers

Jose Alberto Zamorano Hernandez

José Roberto Machado Filho

Officers Without Designation

Alexandre Grossmann Zancani

Amancio Acúrcio Gouveia

André de Carvalho Novaes

                        Individual and Consolidated Financial Statements – June 30, 2018     116

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES

Cassio Schmitt

Carlos Aguiar Neto

Claudenice Lopes Duarte

Ede Ilson Viani

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Gustavo Alejo Viviani

Igor Mario Puga

José Teixeira de Vasconcelos Neto

Leopoldo Martinez Cruz

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Malanga

Marino Alexandre Calheiros Aguiar

Nilton Sergio Silveira Carvalho

Rafael Bello Noya

Ramón Sanchez Díez

Reginaldo Antonio Ribeiro

Roberto de Oliveira Campos Neto

Robson de Souza Rezende

Rodrigo Cury

Ronaldo Wagner Rondinelli

Sérgio Gonçalves

Thomas Gregor Ilg

Ulisses Gomes Guimarães

                        Individual and Consolidated Financial Statements – June 30, 2018       117

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES

Executives' Report of Independent Auditors' Report

In order to comply with the provisions of article 25, paragraph 1, item V, of the Instruction of the Securities and Exchange Commission (CVM) 480, of December 7, 2009, the members of the Executive Board of Banco Santander (Brasil) SA or Company) declare that they have discussed, reviewed and agreed to the Financial Statements under the BRGAAP criterion of Banco Santander, which includes the Independent Auditors' Report on the Financial Statements under the BRGAAP criterion of Banco Santander for the period ended March 31, 2018 , and the documents that comprise them, being: Management Report, balance sheets, income statement, statement of changes in equity, statement of cash flows, statement of value added and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with the Brazilian Corporation Law, the rules of the the Central Bank of Brazil in accordance with the model of the National Financial System Institutions Accounting Plan ("COSIF") and other applicable regulations and legislation. These Financial Statements and the accompanying documents were the subject of an unqualified report of the Independent Auditors and a recommendation for approval issued by the Company's Audit Committee.

Members of Banco Santander´s Executive Board on June 30, 2018:

CEO

Sergio Agapito Lires Rial

Senior Vice-President Executive Officers

José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Manoel Marcos Madureira

Mário Roberto Opice Leão

Vanessa de Souza Lobato Barbosa

Executive Officers

Jose Alberto Zamorano Hernandez

José Roberto Machado Filho

Officers Without Designation

Alexandre Grossmann Zancani

Amancio Acúrcio Gouveia

André de Carvalho Novaes

Cassio Schmitt

                        Individual and Consolidated Financial Statements – June 30, 2018       118

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES

Carlos Aguiar Neto

Cassius Schymura

Claudenice Lopes Duarte

Ede Ilson Viani

Germanuela de Almeida Abreu

Gilberto Duarte de Abreu Filho

Gustavo Alejo Viviani

Igor Mario Puga

José Teixeira de Vasconcelos Neto

Leopoldo Martinez Cruz

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Malanga

Marino Alexandre Calheiros Aguiar

Nilton Sergio Silveira Carvalho

Rafael Bello Noya

Ramón Sanchez Díez

Reginaldo Antonio Ribeiro

Roberto de Oliveira Campos Neto

Robson de Souza Rezende

Rodrigo Cury

Ronaldo Wagner Rondinelli

Sérgio Gonçalves

Thomas Gregor Ilg

Ulisses Gomes Guimarães

                        Individual and Consolidated Financial Statements – June 30, 2018       119

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
SUMMARY OF THE AUDIT COMMITTEE´S REPORT JUNE 30, 2018

The Audit Committee of Banco Santander (Brasil) S.A. ("Santander"), lead institution of the Economic and Financial Conglomerate ("Conglomerate”), acts as single entity for all the institutions part of the Conglomerate, including those entities under the supervision of the Superintendence of Private Insurance - Susep.

According to its Charter, available on Santander´s Investors Relations website (www.ri.santander.com.br), the Audit Committee, among its attributions, advises the Board of Directors  on the oversight of the quality of the financial statements, its compliance with the applicable rules and legislation, the effectiveness and independence of the work performed by the internal and independent auditors, as well as on the effectiveness of the internal control system and operational risk management. Besides that, the Audit Committee also recommends amendments and improvements on policies, practices and procedures identified in the course of its duties, whenever deemed necessary.

The Audit Committee is currently composed by four independent members, appointed at the Board of Directors´ meeting of May 10, 2018. It acts through meetings with executives, auditors and specialists, conducts analyzes based on the reading of documents, and information submitted to it, as well as taking initiatives in relation to other procedures deemed necessary. The Audit Committee's evaluations are primarily based on information received from Management, internal and independent auditors and the areas responsible for monitoring internal controls and operational risks.  The Committee also monitors and acts on the results of inspections and appointments of the regulatory and self-regulatory bodies and the corresponding measures adopted by Management to handle such appointments, and holds specific meetings with Central Bank representatives.

The Committee's minutes and reports are regularly sent to the Board of Directors, with which the Audit Committee meets regularly.

With regard to its attributions, the Audit Committee performed the following activities:

I – Financial Statements

BrGaap, Prudential Conglomerate and IFRS - The Audit Committee reviewed the financial statements of the institutions and companies that comprise the Conglomerate, confirming its adequacy. In this regard, it acknowledged the results recorded in the 1st half ended June 30, 2018, of the Company and the Prudential Conglomerate in BRGaap standard, in addition to the individual and consolidated Financial Statements for the 2nd quarter of 2018 in accordance with the international financial reporting standards ("IFRS"), meeting with the independent auditors and professionals responsible for the accounting and preparation of the financial statements, prior to their disclosure.

II – Internals Controls and  Operational Risks Management

The Audit Committee received information and held meetings with (i) the Executive Vice-Presidency of Risks (CRO) - including attending meetings of the Risk and Compliance Committee -, (ii) the Executive Vice-Presidency of Tactics, Technology and Operations, (iii) the Compliance Director and (iv) the relevant professionals, responsible for the management, implementation and dissemination of the Conglomerate's internal controls and risk management culture and infrastructure. It also verified cases dealt by the “Canal Aberto” (Whistleblowing channel) and by the Information Security and Anti-Fraud areas. Such verifications were conducted in accordance with Resolutions CMN  2,554/98 and 4,557/17, Sarbanes-Oxley Act (SOX) and Circular Susep 249/04.

III – Internal Audit

The Committee met formally with the Director responsible for the area and with other Internal Audit professionals on several occasions during the first half of 2018, to discuss the audit works performed, the reports issued and their respective conclusions and recommendations, focusing on recommendations for improvements in areas where controls were considered "To be improved" or "Unsatisfactory". On other occasions, Internal Audit professionals participated in the meetings of the Audit Committee, providing expert information. In addition, the Committee actively participated in the process of replacing the Director of Internal Audit, according to the periodic rotation established by Santander in compliance with the best practices applicable.

                        Individual and Consolidated Financial Statements – June 30, 2018       120

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
SUMMARY OF THE AUDIT COMMITTEE´S REPORT JUNE 30, 2018

IV – Independent Audit

Regarding the Independent Audit work performed by PricewaterhouseCoopers Auditores Independentes ("PwC"), the Audit Committee met formally on several occasions in the first half of 2018. At these meetings, discussions involved the financial statements for the first half of 2018, accounting practices, the business continuity plan, and any deficiencies and recommendations raised in the internal control report. The Audit Committee evaluated the proposals submitted by PwC for the performance of other services, in order to verify the absence of conflicts of interest or potential risk of loss of independence.

V - Ombudsman

In accordance with Resolution CMN 4,433/15 and CNSP Resolution 279/13, specific works were carried out in the first half of 2018, which were presented to the Audit Committee that discussed and evaluated them.

VI – Others Activities

Besides  the activities described above, as part of the work inherent to its attributions, the Audit Committee met with management and several areas of the Conglomerate, furthering its analysis, with emphasis on the following topics: (i) the adequacy of Pension Plans; (ii) inspections reports and appointments from regulators, ongoing inspections and the correspondent action plans adopted to meet the requests; (iii) cyber security monitoring; (iv) review and approval of the Policy for  Contracting  Non-Audit-Related External Services of Audit firms; and (v) follow-up on the adoption and impacts of IFRS 9 - Financial Instruments.

During the period, members of the Audit Committee also participated in training, lectures and programs on topics related to its activities, and on regulations of interest and impact to the Conglomerate.

VII – Conclusion

Based on the work and assessments carried out, and considering the context and scope in which it carries out its activities, the Audit Committee concluded that the work carried out is appropriate and provides transparency and quality to the Financial Statements of Banco Santander and the Prudential Conglomerate for the six-month period closed on June 30, 2018, and to the Individual and Consolidated Financial Statements for the second quarter of 2018, recommending their approvals by the Board of Directors of Santander.

São Paulo, July 24, 2018.

Audit Committee

Deborah Stern Vieitas – Coordinator

Luiz Carlos Nannini – Financial Expert

Maria Elena Cardoso Figueira

Julio Sergio de Souza Cardozo

                        Individual and Consolidated Financial Statements – June 30, 2018       121

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 24, 2018

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicente
Carlos Rey de Vicente Vice - President Executive Officer